                                                      Registration No. 333-58609
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            OHIO                                  3641                              34-1803229
  (STATE OF INCORPORATION)            (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
                                      CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                               32000 AURORA ROAD
                                SOLON, OH 44139
                           TELEPHONE: (440) 519-0500

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                WAYNE R. HELLMAN
                            CHIEF EXECUTIVE OFFICER
                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                               32000 AURORA ROAD
                                SOLON, OH 44139
                           TELEPHONE: (440) 519-0500

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

      The Commission is requested to send copies of all communications to:

           JAMES S. HOGG, ESQ.            JONATHAN B. MILLER, ESQ.
  COWDEN, HUMPHREY & SARLSON CO., L.P.A.      BROWN & WOOD LLP
           1414 TERMINAL TOWER             ONE WORLD TRADE CENTER
           CLEVELAND, OH 44113               NEW YORK, NY 10048
              (216) 241-2880                   (212) 839-5300

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                               ------------------

                        CALCULATION OF REGISTRATION FEE

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                                                            PROPOSED MAXIMUM   PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF             AMOUNT TO BE     OFFERING PRICE        AGGREGATE          AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED       PER UNIT(1)      OFFERING PRICE(1)   REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
8% Senior Notes due 2008................    $100,000,000           100%          $100,000,000          $29,500(2)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f).
(2) Previously paid.
                               ------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 24, 2000


PROSPECTUS

                               ADVANCED LIGHTING
                               TECHNOLOGIES, INC.

                             OFFER TO EXCHANGE ITS
                            8% SENIOR NOTES DUE 2008
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                       FOR ANY AND ALL OF ITS OUTSTANDING
                            8% SENIOR NOTES DUE 2008


THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
                 TIME, ON             , 2000, UNLESS EXTENDED.

                            ------------------------

    Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $100,000,000 aggregate principal amount of its 8% Senior Notes due 2008 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of its outstanding 8% Senior Notes due 2008 (the "Old Notes" and, together with the New Notes, the "Notes"), of which $100,000,000 aggregate principal amount is outstanding.


    The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights and (ii) the New Notes will not provide for any increase in the interest rate thereon. In that regard, on September 14, 1998, the interest rate borne by the Old Notes increased by 0.50% per annum. This interest rate will continue in effect until the Exchange Offer is consummated, at which time it will return to the original interest rate. See "Description of the Old Notes." The New Notes are being offered for exchange in order to satisfy certain obligations of the Company under the Registration Rights Agreement dated as of March 18, 1998 (the "Registration Rights Agreement") between the Company and Morgan Stanley & Co. Incorporated (the "Placement Agent"), the Placement Agent of the Old Notes. The New Notes will be issued under the same Indenture (as defined herein) as the Old Notes, and the New Notes and the Old Notes will constitute a single series of debt securities under the Indenture. In the event that the Exchange Offer is consummated, any Old Notes which remain outstanding after consummation of the Exchange Offer and the New Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of Notes have taken certain actions or exercised certain rights under the Indenture. See "Description of the New Notes" and "Description of the Old Notes."

    THE NEW NOTES ARE REDEEMABLE AT THE OPTION OF THE COMPANY, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER MARCH 15, 2003, AT THE REDEMPTION PRICES SET FORTH HEREIN. IN ADDITION, AT ANY TIME PRIOR TO MARCH 15, 2001, THE COMPANY MAY REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE NOTES WITH THE PROCEEDS OF ONE OR MORE PUBLIC EQUITY OFFERINGS (AS DEFINED HEREIN), AT 108% OF THEIR PRINCIPAL AMOUNT; PROVIDED THAT AFTER ANY SUCH REDEMPTION NOTES REPRESENTING AT LEAST 65% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE NOTES ORIGINALLY ISSUED REMAIN OUTSTANDING AND THAT NOTICE OF SUCH REDEMPTION IS MAILED WITHIN 60 DAYS OF ANY SUCH PUBLIC EQUITY OFFERING.


    THE OLD NOTES ARE, AND THE NEW NOTES WILL BE, UNSECURED SENIOR INDEBTEDNESS OF THE COMPANY RANKING PARI PASSU WITH THE COMPANY'S EXISTING AND FUTURE UNSUBORDINATED UNSECURED INDEBTEDNESS AND SENIOR IN RIGHT OF PAYMENT TO ALL SUBORDINATED INDEBTEDNESS OF THE COMPANY. THE NEW NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL SECURED INDEBTEDNESS OF THE COMPANY WITH RESPECT TO THE ASSETS SECURING SUCH INDEBTEDNESS AND WILL BE EFFECTIVELY SUBORDINATED TO ALL LIABILITIES OF THE COMPANY'S SUBSIDIARIES, INCLUDING TRADE PAYABLES. AT DECEMBER 31, 1999, THE COMPANY HAD APPROXIMATELY $147.4 MILLION OF INDEBTEDNESS OUTSTANDING, INCLUDING APPROXIMATELY $23.0 MILLION OF INDEBTEDNESS OF THE COMPANY'S SUBSIDIARIES, AND THE COMPANY'S SUBSIDIARIES HAD APPROXIMATELY $37.3 MILLION OF ADDITIONAL LIABILITIES. AT DECEMBER 31, 1999, THE COMPANY AND ITS SUBSIDIARIES ALSO HAD $35.2 MILLION AVAILABLE (SUBJECT TO BORROWING BASE COMPLIANCE AND OTHER LIMITATIONS) TO BE DRAWN UNDER THE COMPANY'S BANK CREDIT FACILITY, WHICH IS SECURED BY SUBSTANTIALLY ALL OF THE PERSONAL PROPERTY OF THE COMPANY AND EACH OF ITS NORTH AMERICAN AND UNITED KINGDOM SUBSIDIARIES AND A PLEDGE OF STOCK OF EACH OF THE COMPANY'S PRINCIPAL SUBSIDIARIES.

                            ------------------------


FOR A DESCRIPTION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE NOTES, SEE
                      "RISK FACTORS" BEGINNING ON PAGE 16.

                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS          , 2000.

Advanced Logo

     The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A under the Securities Act ("Rule 144A") or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters,
(b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

     Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts, as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 90 days after the Expiration Date referred to below (subject to extension under certain limited circumstances described below) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Resales of New Notes."

     In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 90-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the New Notes or to and including the date on which the Company has given notice that the sale of New Notes may be resumed, as the case may be.

     The New Notes will be a new issue of securities for which there currently is no market. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Company currently does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

     Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than to the Placement Agent under certain limited circumstances) to provide for registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. See "Risk Factors -- Certain Consequences of a Failure to Exchange Old Notes."

     THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

     Old Notes may be tendered for exchange on or prior to 5:00 p.m., New York
City time, on             , 2000 (such time on such date being hereinafter
called the "Expiration Date"), unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain events and conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. Old Notes may be tendered in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Company has agreed to pay all expenses of the Exchange Offer. See "The Exchange
Offer -- Fees and Expenses." Each New Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note. Holders of the Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Old Notes prior to the original issue date of the New Notes, and will be deemed to have waived the right to receive any interest on such Old Notes accrued from and after such Interest Payment Date.

     This Prospectus, together with the Letter of Transmittal, is being sent to
all registered holders of Old Notes as of           , 2000.

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY AT 32000 AURORA ROAD, SOLON, OHIO, 44139 (TELEPHONE (440) 519-0500)
ATTENTION: CORPORATE SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the Internet at http://www.sec.gov. The Indenture will require the Company to file with the Commission and provide to Holders the reports and other information required to be filed with the Commission by the Exchange Act, whether or not the Company is then subject to such requirements. See "Description of the New Notes."

     This Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits and schedules filed therewith for further information with respect to the Company and the New Notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement or otherwise filed by the Company with the Commission and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at the addresses described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K/A No. 3 for the fiscal year ended June 30, 1999; (ii) the Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1999 and (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Exchange Offer for the New Notes, or subsequent to the filing of the initial Registration Statement and prior to effectiveness of the Registration

Statement shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon request, a copy of any and all of the documents incorporated by reference other than exhibits to such documents which are not specifically incorporated by reference in such documents. Written or telephone requests should be directed to the Company at: 32000 Aurora Road, Solon, Ohio, 44139 (telephone (440) 519-0500) Attention: Corporate Secretary.

                            ------------------------

     THIS PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS WITH RESPECT TO, AMONG OTHER THINGS: (I) THE COMPANY'S RELATIONSHIP WITH GENERAL ELECTRIC COMPANY; (II) THE COMPANY'S FINANCING PLANS; (III) TRENDS AFFECTING THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS; (IV) CONTINUED GROWTH OF THE METAL HALIDE LIGHTING MARKET; (V) THE COMPANY'S OPERATING STRATEGY AND GROWTH STRATEGY; (VI) POTENTIAL ACQUISITIONS OR JOINT VENTURES BY THE COMPANY; AND (VII) LITIGATION AFFECTING THE COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION THE INFORMATION SET FORTH UNDER THE HEADINGS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The Company was formed on May 19, 1995 and acquired ownership, primarily by merger (the "Combination"), of affiliated companies that were previously under common ownership and management (the "Predecessors"). Unless the context otherwise requires, the "Company" refers to Advanced Lighting Technologies, Inc., its subsidiaries and the Predecessors. Industry data in this Prospectus with respect to the lighting market is reported on a calendar year basis and includes the industrial, commercial and residential sectors, but not the automotive sector. Unless otherwise stated herein, such industry data is derived from selected reports published by the National Electrical Manufacturers Association ("NEMA").

                                  THE COMPANY

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines superior energy efficient illumination with long lamp (i.e., light bulb) life, excellent color rendition and compact lamp size. The Company believes that it is the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, the Company has developed substantial expertise in all aspects of metal halide lighting. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities.

     The metal halide market is the fastest growing segment of the domestic lighting market, demonstrated by metal halide lamp sales having grown at a compound annual rate of approximately 15% since 1993, although growth has varied substantially from year to year. The Company's strong market position, new product development capabilities, strategic acquisitions and participation in international markets have enabled the Company to increase its revenues at rates in excess of the growth of the domestic metal halide market. The Company's sales increased at a compound annual growth rate of 52% to $193.2 million in fiscal 1999 from $54.6 million in fiscal 1996. The Company has experienced growth in net sales in each of the past six years, and the Company's sales increased 15% to $193.2 million in fiscal 1999 from $168.3 million in fiscal 1998. The Company's sales increased 28% to $116.1 million in the six months ended December 31, 1999 from $91.0 million in the six months ended December 31, 1998 (the percentage increase in the Company's commercial and industrial business was 15% for the period).

     The Company has integrated vertically to design, manufacture and market a broad range of metal halide products, including materials used in the production of lamps, and lamps and other components for lighting systems as well as complete metal halide lighting systems. The Company's materials and components are used in the manufacture of its own lighting systems for sale to end-users and are sold to third-party manufacturers for use in the production of their metal halide products. The vertical integration of the Company's approach to its products is illustrated below:

                        [METAL HALIDE INTEGRATION CHART]

     The Company produces over 300 ultra pure metal halide salts and believes that it produces 100% of the metal halide salts used in the manufacture of metal halide lamps in the United States and over 80% of salts used worldwide. Metal halide salts are the primary ingredient within the arc tube of metal halide lamps and determine the lighting characteristics of the lamp. The Company also develops and manufactures thin film coatings for metal halide and other applications. The Company currently markets over 460 different types of metal halide lamps (76 specialty, 258 "second-generation" Uni-Form(R) pulse start and 132 standard-type), giving it the most diverse product line of any metal halide lamp manufacturer. In addition, the Company offers components such as more than 450 power supply products for metal halide and other discharge lamp systems. The Company also produces and markets complete metal halide systems, which consist of a lamp, power supply, related electronic controls, optical systems, housing, support systems and other components.

METAL HALIDE

     Invented approximately 35 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of any available lighting technology. Metal halide lighting is currently used primarily in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. In addition, due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to "metal halidize" applications currently dominated by older incandescent and fluorescent lighting technologies. For example, a 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34-watt, four-foot long fluorescent lamps. However, metal halide lamps are not compatible with the substantial installed base of incandescent and fluorescent lighting fixtures. While metal halide systems generally offer lower costs over the life of a system, the installation of a metal halide lighting system typically involves higher initial costs than incandescent and fluorescent lighting systems.

     While domestic sales of incandescent and fluorescent lamps have grown at a compound annual rate of approximately 3% since 1993, domestic metal halide lamp sales have grown at a compound annual rate of approximately 15% over the same period, making metal halide the fastest growing segment of the approximately $2.9 billion domestic lamp market. In 1999, metal halide accounted for approximately 10% of domestic lamp sales by dollar volume.

     The Company believes that the majority of the growth of metal halide lighting has occurred in commercial and industrial applications. Metal halide systems have been introduced in fiber optic, projection television and automotive headlamp applications. The Company believes that additional opportunities for metal halide lighting exist in other applications where energy efficiency and light quality are important. As a result of the Company's dominant position in metal halide materials, the Company expects to benefit from continued growth in metal halide markets. In addition, the Company expects to be a leader in metal halide's continued market expansion by providing innovative metal halide system components and integrated systems.


STRATEGY


     The Company's strategic objective is to remain focused on the metal halide market and expand its leadership position in the metal halide lighting industry by: (i) continuing to use its vertical integration to introduce new products and applications; (ii) using its experience and technology to continually reduce cost and improve quality to improve cash flow from operations; (iii) strengthening the Company's relationships with original equipment manufacturers ("OEMs") and lighting agents to increase the number of metal halide applications and the penetration of the Company's products in new metal halide installations; and (iv) seeking to demonstrate the superiority of metal halide lighting solutions, thereby stimulating domestic and international demand for the Company's products.



     The Company seeks to achieve its strategic objective through internal growth and, in recent years, acquisitions and strategic investments and focus on cost and quality. The Company's acquisitions and investments have been made in businesses that, when combined with the Company's existing capabilities and metal halide focus, are intended to provide technological, product or distribution synergies and offer the potential to enhance the Company's competitive position or accelerate development of additional metal halide market opportunities. The Company has made a number of acquisitions and investments since 1997, as described under "Business -- Recent Developments." To the extent its capital resources allow, the Company may consider other possible acquisition and strategic investment opportunities.


     The Company's long-term growth strategy contains four key elements:


     - Introduce New Products and Systems. To advance the Company's integrated systems strategy, the Company has completed the Ruud Lighting, Ballastronix and Parry transactions. This has resulted in the ability of the Company to manufacture and market complete metal halide lighting systems for end-users, as well as complementary component packages for OEMs. The Company intends to develop, manufacture and market additional types of high performance and technologically advanced metal halide materials, components and systems. The Company's expanding production and design capabilities should allow it to develop additional specialty systems, such as fiber optic lighting systems and projection television optical systems.



     - Increase Sales of Existing Products. By expanding relationships and developing new relationships with lighting agents and OEMs, the Company expects to increase sales of existing specialty lamps and power supplies. The Company is beginning to utilize Ruud Lighting's distribution capability to expand sales of existing products, particularly replacement lamps. The Company uses a novel direct marketing approach for end-users. By printing its toll-free number and e-commerce web site address on each lamp, the Company enables customers to make direct replacement lamp orders, and utilizes this interaction opportunity to market additional metal halide products.



     - Participate in International Markets. The Company intends to capitalize on opportunities in international markets first by directly exporting products into markets where there are few artificial legal constraints to free trade. Since July 1995, the Company has strengthened its presence in such markets by acquiring distribution capabilities in these countries. Further, the Company may continue its attempts to pursue other strategic acquisitions or build manufacturing facilities in foreign markets. In countries where artificial legal constraints on trade exist, the Company seeks to penetrate the markets in indirect ways. These methods include entering into joint ventures with local lamp manufacturers, or simply selling them production equipment.



     - Penetrate the Residential Lighting Market. Over the next 5 years, the Company intends to lead metal halide's penetration of the residential lighting market by: (i) expanding the marketing of its products, especially contractor-installed fixtures used in the construction of new and remodeled housing, building on Ruud Lighting's expertise in direct marketing to contractors; (ii) developing the use of metal halide fiber optic systems primarily through its relationship with Fiberstars, Inc. and (iii) marketing metal halide portable lighting fixtures (e.g., table and floor lamps) in an e-commerce format (Microsun.com).

RECENT DEVELOPMENTS


     To expand the Company's ability to develop and market new metal halide products and systems and exploit other business opportunities, since 1997 the Company has completed a number of actions, the most notable of which are described below.



     In February 2000, the Company acquired the interest of Rohm and Haas Company in Unison Fiber Optic Lighting Systems LLC ("Unison"), the fiber optic lighting joint venture with Rohm and Haas Company. Simultaneously, Unison transferred a substantial portion of its personal property (including intellectual property) to Fiberstars, Inc. The Company believes that Fiberstars, Inc. is in the best position to develop Unison's fiber optic lighting technology into commercially accepted lighting products. The transaction included cross-licensing of technology and a commitment by the Company to continue support of fiber optic lighting research and development. The Company paid $3.0 million, of which $2.3 million is represented by a note, to obtain the remaining interest in Unison. As consideration for the transferred assets, the Company received four warrants to purchase a total of 1,000,000 shares of Fiberstars, Inc. common stock for nominal consideration. These warrants are exercisable based on stock price and sales of products using Unison technology, but may be converted into at least 445,000 shares of Fiberstars, Inc. common stock at any time.



     Effective January 2000, the Company obtained a controlling interest in its lamp manufacturing joint venture in India. By acquiring its joint venture partners' investment interests, the Company effectively increased its total ownership to approximately 90%. In conjunction with this increased investment, the Company has shipped new metal halide lamp-making equipment, available as a result of the fiscal 1999 termination of joint venture equipment contracts, as part of an expansion of its facility in Chennai (Madras), India. The Chennai factory offers a very beneficial cost structure while meeting the Company's product quality standards. The products produced in the Indian facility are intended for use around the world and are expected to consist of both the Company's new Uni-Form(R) pulse start products as well as more-mature metal halide lamp types.



     On October 6, 1999, General Electric Company ("GE") completed an investment in the Company of $20.6 million. The GE investment includes 761,250 shares of the Company's newly-created Series A Preferred Stock convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment). GE also received a warrant to purchase an additional 1,000,000 shares of Common Stock of the Company (subject to adjustment), which is immediately exercisable. GE has been a holder of 535,887 shares of Company Common Stock since the Company's initial public offering in 1995. In connection with the transaction, GE also received certain additional rights which would entitle GE, under certain circumstances, to voting control of the Company, through a combination of share purchases and proxies.



     In October 1999, management decided, with the approval of the Board of Directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. The decision to retain the business was based on management's belief that, among other reasons, the market demand for Microsun products remains substantial; the market potential will be expanded as the Microsun portable lighting fixtures will be marketed and sold along with other existing lines of products for residential use in an e-commerce format ("Microsun.com"); and the Microsun business will use the fulfillment capabilities and infrastructure of existing Company businesses.



     On January 28, 1998, the Company completed the acquisition of Deposition Sciences, Inc. ("DSI"), of Santa Rosa, California. DSI is a leader in the development of sophisticated thin film deposition systems and coatings for lighting applications, with particular emphasis on coatings for metal halide lighting systems, and other applications, including aerospace, defense and automotive applications. The stock of DSI was acquired in a privately-negotiated transaction. The purchase price consisted of 599,717 shares of the Company's Common Stock and approximately $14.5 million in cash. DSI has subsequently achieved technological feasibility on certain telecommunications products under development at the time of the acquisition.



     On January 2, 1998, the Company acquired all of the capital stock outstanding of Ruud Lighting (the "Ruud Stock"), located in Racine, Wisconsin. Ruud Lighting manufactures and directly markets high-intensity discharge ("HID") lighting systems, principally focusing on metal halide installations for commercial, industrial and outdoor lighting applications. The Ruud Stock was acquired from the five shareholders of Ruud Lighting in a privately negotiated purchase transaction. The purchase price for the Ruud Stock consisted of three million shares of the Company's Common Stock and approximately $35.5 million in cash.

                               THE EXCHANGE OFFER

The Exchange Offer.........  Up to $100,000,000 aggregate principal amount of
                             New Notes are being offered in exchange for a like aggregate principal amount of Old Notes. Old Notes may be tendered for exchange in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Company is making the Exchange Offer in order to satisfy its obligations under the Registration Rights Agreement relating to the Old Notes. For a description of the procedures for tendering Old Notes, see "The Exchange
                             Offer -- Procedures for Tendering Old Notes."

Expiration Date............  5:00 p.m., New York City time, on             ,
                             2000 (such time on such date being hereinafter called the "Expiration Date") unless the Exchange
                             Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).
                             See "The Exchange Offer -- Expiration Date;
                             Extensions; Amendments."

Certain Conditions to the
  Exchange Offer...........  The Exchange Offer is subject to certain conditions. The Company reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Old Notes for exchange,
                             (ii) to terminate the Exchange Offer if certain specified conditions have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes, or (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. See "The Exchange Offer -- Expiration Date; Extensions; Amendments" and "--Certain Conditions to the Exchange Offer."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date by delivering a written notice of such withdrawal to the Exchange Agent in conformity with certain procedures set forth below under "The Exchange Offer -- Withdrawal Rights."

Procedures for Tendering
Old Notes..................  Tendering holders of Old Notes must complete and sign a Letter of Transmittal in accordance with the instructions contained therein and forward the same by mail, facsimile or hand delivery, together with any other required documents, to the Exchange Agent (as defined below), either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of Old Notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of Old Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender Old Notes pursuant to the Exchange Offer. See "The Exchange Offer -- Procedures for Tendering Old Notes." Letters of Transmittal and certificates representing Old Notes should not be sent to the Company. Such documents should only be sent to the Exchange Agent. Questions regarding how to tender and requests for information should be directed to the Exchange Agent. See "The Exchange
                             Offer -- Exchange Agent."

Resales of New Notes.......  The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes, or any broker-dealer who purchased the Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

                             Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement and to the limitations described below under "The Exchange Offer -- Resale of New Notes," the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 90 days after the Expiration Date (subject to extension under certain limited circumstances) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Resales of New Notes."

Exchange Agent.............  The exchange agent with respect to the Exchange
                             Offer is The Bank of New York (the "Exchange
                             Agent"). The addresses and telephone and facsimile numbers of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent" and in the Letter of Transmittal.

Use of Proceeds............  The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. See "Use of Proceeds."

Certain United States
Federal Income Tax
  Considerations...........  Holders of Old Notes should review the information set forth under "-- Certain United States Federal Income Tax Considerations" prior to tendering Old Notes in the Exchange Offer.

                                 THE NEW NOTES

Securities Offered.........  Up to $100,000,000 aggregate principal amount of the Company's 8% Senior Notes due 2008 which have been registered under the Securities Act.

                             The New Notes will be issued and the Old Notes were issued under an Indenture, dated as of March 18, 1998, as amended (the "Indenture"), between the Company and The Bank of New York (the "Trustee"). The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will constitute a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether Holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the New Notes -- General." The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and therefore are not subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights or other rights under the Registration Rights Agreement and
                             (ii) the New Notes will not provide for any increase in the interest rate thereon. See "The Exchange Offer -- Purpose of the Exchange Offer," "Description of the New Notes" and "Description of the Old Notes."

Maturity...................  March 15, 2008.

Interest...................  March 15 and September 15 of each year, commencing on the first such date following the original issuance of the New Notes.

Optional Redemption by the
  Company..................  The Notes are redeemable at the option of the
                             Company, in whole or in part, at any time on or after March 15, 2003 at the redemption prices set forth herein. In addition, at any time prior to March 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings (as defined herein), at 108% of their principal amount; provided that after any such redemption Notes representing at least 65% of the Notes initially issued remain outstanding and that notice of such redemption is mailed within 60 days of any such Public Equity Offering. See "Description of the New Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control (as defined herein), the
                             Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued interest. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any required debt repayment (including repurchases of the Notes). See "Description of the New
                             Notes -- Repurchase of Notes upon a Change of Control."

Ranking....................  The Notes will be unsecured senior indebtedness ranking pari passu with existing and future unsubordinated unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company and its subsidiaries with respect to the collateral securing such indebtedness, and the Notes will be effectively subordinated to all liabili-ties of the Company's subsidiaries, including trade payables. (At December 31, 1999, the Company had approximately $147.4 million of indebtedness outstanding, including approximately $23.0 million of indebtedness of the Company's subsidiaries, and the Company's subsidiaries had approximately $37.3 million of additional liabilities. At December 31, 1999, the Company and its subsidiaries also had $35.2 million available (subject to borrowing base compliance and other limitations) to be drawn under the Company's bank credit facility, which is secured by substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries and a pledge of stock of each of the Company's principal subsidiaries.) See "Risk Factors-- Our Secured Creditors and Creditors of Our Subsidiaries Will Have Advantages in Right to Payment Upon Default" and "-- Our Degree of Indebtedness Could Limit Our Ability to Grow and React to Changes in Market Conditions."

Certain Covenants..........  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined herein) to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, create liens, engage in transactions with stockholders and affiliates, sell assets and, with respect to the Company, engage in mergers and consolidations. However, these limitations will be subject to a number of important qualifications and exceptions. See "Description of the New Notes -- Covenants."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 16 for a discussion of certain factors relating to an investment in the Notes.

                             SUMMARY FINANCIAL DATA

     The following table presents summary consolidated financial data of the Company as of the dates and for the periods indicated. The summary financial data for the years ended June 30, 1999, 1998 and 1997 have been derived from the audited consolidated financial statements of the Company. The balance sheet data as of December 31, 1999 and the operating statement data for the six months ended December 31, 1999 and 1998 have been derived from the unaudited consolidated financial statements of the Company which have been prepared by management on the same basis as the audited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) which the Company considers necessary for fair presentation of the results for such periods. The summary consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                              SIX MONTHS ENDED
                                                DECEMBER 31,              YEAR ENDED JUNE 30,
                                             -------------------    -------------------------------
                                               1999       1998        1999        1998       1997
                                             --------    -------    --------    --------    -------
                                                 (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT RATIO DATA)
OPERATING STATEMENT DATA:
Net sales..................................  $116,065    $90,991    $193,203    $168,349    $86,490
Cost of sales..............................    71,696     62,352     135,773     101,697     45,738
Gross margin...............................    44,369     28,639      57,430      66,652     40,752
Operating expenses.........................    37,238     58,573     117,803      89,082     30,283
Income (loss) from continuing operations
  before extraordinary charge and
  cumulative effect of accounting change...       198    (39,103)    (81,739)    (24,008)     7,104
Net income (loss)..........................       198    (42,233)    (83,753)    (25,943)     7,104
OTHER FINANCIAL DATA:
Interest expense...........................  $  7,113    $ 6,181    $ 13,889    $  3,818    $ 1,513
Depreciation and amortization..............     4,978      4,614       9,176       5,314      2,579
EBITDA(1)..................................    12,194    (25,781)    (57,515)    (17,617)    13,048
Ratio of EBITDA to interest expense(1).....       1.7         --          --          --        8.6
Capital expenditures.......................  $  2,878    $17,956    $ 22,130    $ 32,579    $18,095
Cash flow from (used in) operating
  activities...............................    (3,670)   (17,819)    (19,312)    (13,528)    (4,183)
Cash flow from (used in) investing
  activities...............................    (4,478)   (26,278)    (28,914)    (92,117)   (44,058)
Cash flow from (used in) financing
  activities...............................     6,382     32,521      29,889     123,614     50,757

                                                                DECEMBER 31, 1999
                                                                -----------------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................        $  2,064
  Working capital...........................................          23,974
  Total assets..............................................         294,340
  Total long-term debt......................................         138,887
  Preferred stock (Redemption value -- $20,965).............          15,806
  Total common shareholders' equity.........................          83,727

---------------

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is provided because it is a measure commonly used to evaluate a company's ability to service its indebtedness. EBITDA is presented to enhance the understanding of the Company's operating results and is not intended to represent cash flows or results of operations in accordance with generally accepted accounting principles ("GAAP") for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using GAAP are also presented in Other Financial Data. In the six months ended December 31, 1998, EBITDA was inadequate to cover interest by $31,962. In the year ended June 30, 1999, EBITDA was inadequate to cover interest by $71,404. In the year ended June 30, 1998, EBITDA was inadequate to cover interest expense by $21,435.

                                  RISK FACTORS

     You should consider carefully the following factors, as well as the other information that we include or incorporate by reference in this Prospectus, in evaluating an investment in our securities. To make the discussion of these factors easier to read, when we discuss the Company we refer to it as "we."

METAL HALIDE LAMPS, OUR PRIMARY PRODUCT, MUST GAIN WIDER MARKET ACCEPTANCE

     We derive a substantial portion of our net sales and income from selling metal halide materials, systems and components, and production equipment. Our current operations and growth strategy are focused on the metal halide lighting industry. Metal halide is the newest of all commercial lighting technologies. Metal halide lamp sales represented approximately 10% of domestic lamp sales in 1999 compared to fluorescent and incandescent lamps which represented approximately 85% of the same market. We attribute our success to the increased acceptance of metal halide lighting in commercial and industrial uses. Our future results are dependent upon continued growth of metal halide lighting for these and other uses. However, metal halide lamps are not compatible with the substantial installed base of incandescent and fluorescent lighting fixtures, and the installation of a metal halide lighting system typically involves higher initial costs than incandescent and fluorescent lighting systems. Metal halide products may not continue to gain market share within the overall lighting market or competitors may introduce better lighting technologies, displacing metal halide lighting in the market. Either of these occurrences could have a material adverse effect on our business, our results of operations and on our ability to make payments on the Notes. See "Business -- Lighting Industry."

GENERAL ELECTRIC COMPANY'S RELATIONSHIP WITH US COULD AFFECT OUR RELATIONSHIP WITH OTHER LIGHTING COMPANIES AND LIMIT OUR ABILITY TO GROW

     The GE investment improved our balance sheet and is expected to increase our operating flexibility. In addition, we anticipate that this will strengthen our supplier-customer relationship with GE. However, we do not yet know if this increased investment will have an adverse affect on our relationship with other major companies in the lighting business. The Company has not experienced any adverse impact from these other companies since the March 1999 public announcement of the agreement in principle regarding the investment. Pursuant to the terms of the GE investment agreement, GE has the right, by converting its preferred shares and exercising warrants, to acquire approximately 4 million of our common shares. If the Company fails to maintain the required ratio of earnings before interest and taxes to interest charges for a six-month measurement period, GE would obtain the right to purchase and vote additional shares of our stock and, upon failure for a second measurement period, to acquire voting control of the Company. The existence of a large block of shares which could effectively control our shareholder votes, or which could be sold in public or private sales, may limit our ability to obtain financing in the future from other sources, including public offerings or private sale of our common stock.

GENERAL ELECTRIC COMPANY'S RIGHTS COULD LIMIT OUR FINANCIAL ALTERNATIVES

     GE has the right to make us redeem their preferred stock after five years. GE also has the right to make us redeem their preferred stock if the necessary governmental approvals are not granted in connection with GE's rights to acquire more of our shares in the future or if we take certain actions, including issuing additional common shares and borrowing more than a total of $210 million. The existence of these limits may reduce the ability of the Company to obtain financing in the future. If we have to redeem the preferred stock, our financial resources will be reduced. Under certain circumstances, redeeming the preferred stock would cause a default under the Indenture governing the Notes. Although GE cannot make us redeem their preferred stock if such a default would result, the failure to redeem GE's preferred stock after GE makes a request for redemption could adversely affect our relationship with GE.

OUR SECURED CREDITORS AND CREDITORS OF OUR SUBSIDIARIES WILL HAVE ADVANTAGES IN RIGHT TO PAYMENT UPON DEFAULT

     Although the Notes rank pari passu in right of payment with indebtedness outstanding under our $60 million bank credit facility, such indebtedness is secured by substantially all of our personal property and each of our North American and United Kingdom subsidiaries and a pledge of stock of each of our principal subsidiaries. The Notes are unsecured and therefore do not have the benefit of such collateral. If an event of default occurs under the bank credit facility, our banks will have preferential claims to those assets and may foreclose upon such collateral for the benefit of our banks to the exclusion of the holders of the Notes, even if there is an event of default with respect to the Notes. If that were to happen, our assets would first be used to repay in full amounts outstanding under the bank credit facility, resulting in virtually all of our assets being unavailable to satisfy the claims of holders of the Notes until the indebtedness under our credit facility is repaid in full. Any remaining unpaid claims of our banks under the credit facility will be pari passu with the Notes and entitled to share in any of our remaining assets.

     We conduct substantially all of our operations through subsidiaries and substantially all of our assets consist of the capital stock of its subsidiaries. Accordingly, the Notes will be effectively subordinated to liabilities of our subsidiaries, including trade payables. At December 31, 1999, the total liabilities of our subsidiaries, excluding intercompany debt but including trade payables, were approximately $60.2 million. At December 31, 1999, we also had $35.2 million available (subject to borrowing base compliance and other limitations) to be drawn under our bank credit facility, which is secured as described above.

     Our rights and the rights of our creditors, including holders of the Notes, to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject, in the case of any subsidiary, to the prior claims of such subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary, in which case our claims would still be effectively subordinated to any mortgage or other lien on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to debt held by us. Accordingly, there can be no assurance that, after providing for all prior claims and all pari passu claims, there would be sufficient assets available to satisfy our obligations under the Notes.

     Because we conduct substantially all of our operations through our subsidiaries, we are and will be dependent upon the distribution of the earnings of its subsidiaries to service our debt obligations, including the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Notes or to make any funds available therefor.

OUR DEGREE OF INDEBTEDNESS COULD LIMIT OUR ABILITY TO GROW AND REACT TO CHANGES IN MARKET CONDITIONS

     At December 31, 1999, we had approximately $147.4 million of total indebtedness outstanding (including the Notes) and $99.5 million of preferred and common shareholders' equity. At December 31, 1999, we also had $35.2 million available (subject to borrowing base compliance and other limitations) to be drawn under our bank credit facility.

     The indentures under which we have issued and may issue our debt securities permit us and our subsidiaries to incur substantial amounts of additional indebtedness in the future. The degree to which we are leveraged could have important consequences to holders of our securities, including the following:

        our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited; and

        our flexibility in planning for or reacting to changes in market conditions may be limited, causing us to be more vulnerable in the event of a downturn in our business.

OPERATING WITHOUT ADDITIONAL CASH RESOURCES COULD AFFECT OUR OPERATIONS AND
GROWTH

     In the last half of fiscal 1999, we instituted cost reduction measures intended to allow our operations to produce more cash revenues than we spend on operations. We have spent more money on our operations than the revenues our operations have generated in each of our last three fiscal years and the first six months of fiscal year 2000, and have spent more money on operations and investing in our business than our operations have generated in each of our last four fiscal years and in the first six months of fiscal year 2000. While we believe we are now generating more cash in our operations than we are spending on operations, we can't assure investors that the cost-saving measures will continue to generate positive cash flow from our operations in the future. In addition, we are not currently generating sufficient cash in our business to make the investments in our future growth which we would like. Our ability to borrow additional money under our $60 million bank credit facility which we entered into on May 21, 1999 is limited. In order to have enough cash for future operations and growth, we must generate greater net cash flow and/or demonstrate our ability to achieve acceptable financial results in order to increase our access to additional cash resources from lenders and investors.

OUR LOAN TO MR. HELLMAN MAY AFFECT OUR CAPITAL RESOURCES

     On October 8, 1998, we made a $9 million loan to Wayne R. Hellman, our Chairman and CEO. See "Certain Transactions." The loan was due on October 6, 1999. Mr. Hellman has paid interest accrued on the loan through October 6, 1999. The term of the loan has been extended. If Mr. Hellman doesn't repay the loan in accordance with the current understanding, it could materially and adversely affect our ability to obtain money from lenders and investors. If we take action to make Mr. Hellman pay the loan, it may hurt Mr. Hellman's performance, which could hurt our operations.

OUR ABILITY TO DEVELOP AND BROADEN PRODUCT LINES IS IMPORTANT FOR OUR BUSINESS

     We have recently broadened our systems and components product line. The marketing efforts and strategies for such product extensions are quite different from those we have used for our historical operations. We may not be successful in adding new products to our current product categories or in developing new categories of products. If we are unable to successfully add new products or develop new product categories, this could adversely affect our financial results.

OUR BUSINESS SUCCESS HAS BEEN BASED ON NEW PRODUCTS, AND NEW PRODUCTS ARE DIFFICULT TO INTRODUCE SUCCESSFULLY

     We attribute our historical success, in large part, to the introduction of new products in each of our product lines to meet the requirements of our customers. Our future success will depend upon our continued ability to develop and introduce innovative products. Even though we spent significant amounts on research and development in fiscal 1999 and in prior years, we may not be able to develop or introduce innovative products in the future. Even if a new product is developed for a particular type of lighting fixture or use, the product may not be commercially successful in the lighting market. In addition, competitors occasionally have followed our introduction of successful products with similar product offerings. As a result of these and other factors, we may not continue to be successful in introducing new products. If we are unable to successfully introduce new products, this inability could adversely affect our financial results.

OUR SIGNIFICANT PAST GROWTH AND FUTURE GROWTH OBJECTIVES STRAIN OUR RESOURCES

     We have experienced significant growth in recent years. This has placed a strain on our management, employees, finances and operations. We have set aggressive growth objectives for our net sales and net income which may continue to strain our resources. These objectives may be increasingly difficult to achieve. To achieve these objectives, we will seek to develop new products and new uses for our products and seek to expand our distribution capabilities. We may also seek to acquire and/or invest in related businesses inside and outside of the United States. Any of our efforts in pursuit of these objectives may expose us to risks that could adversely affect our results of operations and financial condition. To manage growth effectively, we must continue to implement changes in many aspects of our business, expand our information systems, increase the capacity and productivity of our materials, components, systems and production equipment operations, develop our metal halide systems capability and hire, develop, train and manage an increasing number of managerial, production and other employees. We have made and may continue to make certain of our product line extensions through acquisitions. The success of these acquisitions will depend on the integration of the acquired operations with our existing operations. If we are unable to anticipate or manage growth effectively, our operating results could be adversely affected. Likewise, if we are unable to successfully integrate acquired operations and manage expenses and risks associated with integrating the administration and information systems of acquired companies, our operating results could be adversely affected.

WE MAY NOT BE ABLE TO REALIZE BENEFITS FROM ACQUISITIONS AND INVESTMENTS

     In order to implement our business strategy, we may from time-to-time consider expansion of our products and services through joint ventures, strategic partnerships and acquisitions of, and/or investments in, other business entities. We have no agreement or understanding with any significant prospective acquisition or investment candidate in respect of a specific transaction, but we are engaged in preliminary discussions with certain candidates at the date of this Prospectus. We cannot be certain that any agreement will result from such discussions or that we will be able to identify, acquire or manage future acquisition candidates profitably. In addition, we cannot be certain as to the timing or amount of any return or anticipated benefits that we might realize on any acquisition or investment.

     Acquisitions or investments could require us to commit funds, which could reduce our future liquidity. Our possible future acquisitions or investments could result in additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets, as well as write-offs of unsuccessful acquisitions, any or all of which could materially adversely affect our performance, and, therefore, holders of our securities. We have made several acquisitions since 1997, including our largest acquisition to date, Ruud Lighting, Inc., the effect of which has been to almost double our revenues on a pro forma basis. There can be no assurance that we will be able to integrate these acquisitions or to manage our expanded operations effectively. In addition, since that date we have made substantial investments in entities that we do not and will not be able to control. We may find it difficult or impossible to realize cash flows from such investments, or to liquidate such investments, which could adversely affect the holders of our securities.

THE EXTENT OF OUR INTERNATIONAL BUSINESS OPERATIONS COULD HURT OUR PERFORMANCE

     We have derived, and expect to derive in the future, a substantial portion of our net sales from our international business. Revenues from customers outside of the United States represented approximately 33% of our net sales for fiscal 1999. Our international joint ventures and operations and our export sales are subject to the risks inherent in doing business abroad, including delays in shipments, adverse fluctuations in currency exchange rates, increases in import duties and tariffs, and changes in foreign regulations and political climate. We have granted and will grant our joint ventures and operations in foreign countries rights to use our technology. While we will attempt to protect our intellectual property rights in these foreign joint ventures and operations, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

     Approximately 25% of our net sales in fiscal 1999 were denominated in currencies other than U.S. dollars, principally pounds sterling, Australian dollars and Canadian dollars. A weakening of such currencies versus the U.S. dollar could have a material adverse effect on our business and results of operations and, therefore, holders of our securities. We currently do not hedge our foreign currency exposure.

WE MAY NOT BE ABLE TO PROTECT OUR IMPORTANT PATENTS AND TRADE SECRETS AND OTHERS MAY ENFORCE RIGHTS AGAINST US

     We rely primarily on trade secret, trademark and patent laws to protect our rights to certain aspects of our products, including proprietary manufacturing processes and technologies, product research, concepts and trademarks. These rights are important to the success of our products and our competitive position. The actions that we take to protect our proprietary rights may not be adequate to prevent imitation of our products, processes or technology. Our proprietary information may become known to competitors; we may not be able to effectively protect our rights to unpatented proprietary information; and others may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights. Other parties may assert rights in, and ownership of, our patents and other proprietary rights.

     In recent years, we have successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of our trade secrets or other intellectual property rights could require us to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular trade secret, trademark or patent, could require us to grant licenses to third parties, could prevent us from manufacturing, selling or using certain aspects of our products, or could subject us to substantial liability. Any of these occurrences could have a material adverse effect on our results of operations.

IF WE LOSE OUR KEY PERSONNEL, IT WOULD ADVERSELY AFFECT OUR BUSINESS

     We are highly dependent on the continued services of Wayne R. Hellman, our founder, Chairman, Chief Executive Officer, and principal shareholder. We and Mr. Hellman have entered into an employment agreement providing for a term ending December 31, 2003. We are also highly dependent on the services of Alan
J. Ruud, our Vice Chairman and a principal shareholder. We and Mr. Ruud have entered into an employment agreement providing for a term ending January 1, 2001. The loss of the services of Mr. Hellman or Mr. Ruud for any reason could have a material adverse effect on our business and, in turn, to investors in our securities. We are the beneficiary of life insurance which we maintain with respect to Mr. Hellman, in the amount of $8 million, and Mr. Ruud, in the amount of $2 million.

CONTROL OF OUR STOCK BY PRINCIPAL SHAREHOLDERS MAY ALLOW THEM TO INFLUENCE SIGNIFICANTLY SHAREHOLDER DECISIONS

     Mr. Hellman individually owns approximately 9.5% of the outstanding shares of our common stock and, individually and in other capacities, has the power to vote a total of 19.5% of the outstanding shares of common stock (or approximately 17.0% of the shareholder voting power). Mr. Ruud individually owns approximately 10.6% of the outstanding shares of common stock and, individually and as a voting trustee, has the power to vote a total of approximately 17.9% of the outstanding shares of common stock (or approximately 15.6% of the shareholder voting power). GE owns shares of our preferred stock with voting power equivalent to approximately 13.0% of our common stock and GE owns approximately 2.6% of our common stock. This gives GE approximately 15.3% of total shareholder voting power, subject to increase upon exercise of its warrant to purchase one million shares common stock. In addition to GE's ownership, under certain circumstances GE may in the future gain the right to vote shares owned or voted by Mr. Hellman and Mr. Ruud. As a result, although GE, Mr. Hellman and Mr. Ruud have no arrangement or understanding of any kind with each other as to the current voting of their shares, either GE, Mr. Hellman or Mr. Ruud, or any combination of them, may be able to significantly influence, and may be able effectively to control, all matters requiring shareholder approval, including the election of directors (and thereby our affairs and our management), amendments to our Articles of Incorporation, mergers, share exchanges, the sale of all or substantially all of our assets, going-private transactions and other fundamental transactions.

IF GE OR ANOTHER INVESTOR CAN VOTE MORE THAN 35% OF OUR STOCK, WE MAY HAVE TO REPAY LOANS

     If GE, or any investor or group of investors, other than Mr. Hellman or his family, get the right to vote more than 35% of our stock, our credit facility banks will have the right to demand payment under our revolving and term loans and we will have to offer to repurchase the Notes at a purchase price of 101% of the face amount thereof, together with unpaid interest. These provisions may make it more difficult for someone to take us over. We can't be sure that we will have adequate resources to meet our obligations relating to these loans and the Notes if an investor gains a 35% voting interest. Even if we can meet these obligations, if we have to repay the credit facility banks and repurchase the Notes, it could hurt our ability to finance operations and future growth.

OUR STOCK PRICE HAS VARIED WIDELY

     Our common stock first became publicly traded in December 1995. After the initial public offering, the stock price rose substantially from the initial public offering price of $10 per share. The price of our common stock has varied widely. In October 1998, the closing price of our stock reached as low as $4.875. Such wide variation and the possibility of wide variation in the future may make it difficult for us to sell additional shares of stock at prices which we believe reflect the value of our stock or make it difficult to sell stock at all. If we can't sell stock to obtain the money we need, it may be difficult to operate and grow.

ENVIRONMENTAL REGULATIONS COULD STRAIN OUR RESOURCES

     Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business operations and facilities are being operated in compliance in all material respects with applicable environmental, health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, and we could incur material costs or liabilities. In addition, we could be required to make potentially significant expenditures to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. The imposition of significant environmental liabilities on us could have a material adverse effect on our business and financial results.

OUR PRIMARY COMPETITORS ARE MORE ESTABLISHED AND HAVE MORE RESOURCES

     We compete with respect to our major products with numerous well-established producers of materials, components, and systems and equipment, many of which possess greater financial, manufacturing, marketing and distribution resources than we do. In addition, many of these competitors' products utilize technology that has been broadly accepted in the marketplace (i.e., incandescent and fluorescent lighting) and is better known to consumers than is our metal halide technology. We compete with GE, Philips Electronics N.V. ("Philips") and Siemens A.G.'s OSRAM/Sylvania, Inc. subsidiary ("Sylvania") in the sale of metal halide lamps. We estimate, based on published industry data, that these three companies had a combined domestic market share of approximately 85% for metal halide lamps based on units sold and approximately 95% of the total domestic lamp market. Accordingly, these companies dominate the lamp industry and exert significant influence over the channels through which all lamp products, including ours, are distributed and sold. Our component products and systems also face strong competition, particularly in the power supply market, in which our two largest competitors each have a larger market share than we do. Our competitors may increase their focus on metal halide materials, systems and components, and expand their product lines to compete with our products. Any such increase or expansion could have a material adverse effect on our business and financial results.

WE SELL PRODUCTS TO OUR COMPETITORS AND PURCHASE COMPONENTS FROM OUR COMPETITORS

     Notwithstanding the fact that we compete with GE, Philips and Sylvania in the sale of certain of our products, we purchase a significant quantity of raw materials and private label lamps from these three companies (aggregating $18.5 million in fiscal 1999, of which $13.5 million was from GE and $8.2 million in the first six months of fiscal 2000, of which $6.4 million was from GE) and derive significant revenue from sales of our materials, components, and systems to each of these three companies (aggregating $18.8 million in fiscal 1999, of which $4.6 million was to GE and $11.9 million in the first six months of fiscal 2000, of which $4.0 million was to GE). Any significant change in our relationships with these companies, or in the manner in which these companies participate in the manufacturing, distribution, and sale of metal halide lighting products, could have a material adverse effect on our business and financial results and, in turn, holders of our securities.

OUR AGREEMENTS WITH CREDITORS IMPOSE RESTRICTIONS THAT COULD IMPEDE OUR GROWTH

     Our bank credit facility and the indenture relating to the New Notes (the terms of which are identical in all material respects to those of the Old Notes) contain certain restrictive covenants, including, among others:

        covenants limiting our ability and certain of our subsidiaries' ability to incur additional indebtedness, pay dividends, make certain investments, consummate certain asset sales, enter into transactions with affiliates and incur liens; and

        covenants imposing restrictions on the ability of certain subsidiaries to pay dividends or make certain payments to us, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     Although the covenants are subject to various exceptions which are designed to allow us and our subsidiaries to operate without undue restraint, such restrictions could adversely affect our ability to finance our future operations or capital needs or engage in other business activities which may be in our interest. In addition, our bank credit facility requires that we maintain specified financial ratios. Our growth will depend in part upon our ability to fund acquisitions and investments, any of which may make it more difficult to maintain financial ratios. Our ability to comply with such provisions may be affected by events beyond our control. A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under our bank credit facility that would entitle the lenders to accelerate payment of the entire debt. Such an event would adversely affect us and holders of our securities. We replaced our earlier credit facility in 1999 and we have amended our bank credit facility since it was put into place, in part to amend these covenants. As a growth company, we may need to amend or replace our bank credit facility prior to its maturity on May 21, 2002.

THE NEW NOTES WILL NOT BE TRADED IN THE PUBLIC MARKET

     The New Notes are a new issue of securities for which there is currently no trading market. Therefore, there can be no assurance that a market for the New Notes will develop. In addition, if the New Notes trade after their initial issuance, their prices may vary depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions, our financial condition, performance and prospects, and expectations and ratings of securities analysts.

CERTAIN CONSEQUENCES OF A FAILURE TO EXCHANGE OLD NOTES

     The Old Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions, including our and the Trustee's right in certain cases to require the delivery of opinions of counsel, certifications and other information prior to any such transfer. Old Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exceptions applicable solely to the Placement Agent). We currently do not intend to register under the Securities Act any Old Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions, if applicable).

     To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. In addition, although the Old Notes are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") market, to the extent that Old Notes are tendered and accepted in connection with the Exchange Offer, any trading market for Old Notes which remain outstanding after the Exchange Offer could be adversely affected.

     The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will constitute a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the New
Notes -- General."

     Since September 14, 1998, the interest rate borne by the Old Notes has been increased by 0.50% per annum until the Exchange Offer is consummated. See "Description of the Old Notes." Following consummation of the Exchange Offer, the Old Notes will not be entitled to any increase in the interest rate thereon. The New Notes will not be entitled to any such increase in the interest rate thereon.

                           BACKGROUND OF THE COMPANY

HISTORY

     The Company's business was established in 1983 by Wayne R. Hellman, the Company's current Chief Executive Officer, and other members of the Company's senior management to focus on the design and manufacture of metal halide lamps. Management initially acquired an entity engaged in the production of metal halide salts necessary to make metal halide lamps and founded Venture Lighting International, Inc. ("Venture"), a lamp manufacturer, soon thereafter. By 1995, management had either formed or acquired 17 operating companies, each of which was engaged in some aspect of the metal halide lighting business and all of which were under common ownership (the "Predecessors"). In 1985, certain of the Predecessors produced their first metal halide lamps and, over the next several years, designed, introduced and manufactured a wide range of specialty metal halide lamps, as well as certain commodity lamps. In order to support the growth of their metal halide operations, the Predecessors manufactured and sold non-metal halide products such as high pressure sodium lamps. To gain entrance into the European lamp market, management acquired a German quartz halogen lamp manufacturer in 1984, which was sold in 1990, as described below.

     The Predecessors financed early operations through a combination of venture capital financing and significant bank borrowing. The Predecessors experienced significant growth between fiscal 1983 and fiscal 1989, with metal halide products representing slightly less than half of the Predecessors' net aggregate revenue in fiscal 1989. In January 1989, the senior lender to Venture, one of the 17 Predecessor companies, requested that it obtain alternative financing sources for the approximately $32.0 million of bank debt which Venture then had outstanding. However, Venture was unable to consummate alternative financing arrangements that would have retired the outstanding debt because of its venture capital investor's refusal to accept the terms and values offered for its investment in Venture in two potential transactions with major lamp manufacturers. In June 1990, Venture and the venture capital investor negotiated an exchange of the investor's preferred equity for subordinated notes of Venture. Following this exchange, Venture was able to reduce the $32.0 million of indebtedness owed to its senior lender to $6.7 million by December 1990 through dispositions of certain subsidiaries, including its German quartz halogen lamp manufacturer. As a result of these dispositions, non-metal halide product sales declined to approximately 17% of net sales in fiscal 1991.

     During fiscal 1992, Venture was unsuccessful in refinancing the remaining outstanding senior debt, which had risen to $8.0 million at June 30, 1992 and was limited to that amount by its senior lender. As a result, Venture experienced working capital constraints, and its management made a strategic decision to refocus its manufacturing operations on the core business of specialty metal halide lamps. Venture contracted its operations by significantly reducing the number of product lines it manufactured, reducing its work force and eliminating its second manufacturing shift.

     At the end of fiscal 1992, the senior lender expressed its intention not to further extend the term of the remaining bank debt of Venture. Although Venture was in default of certain covenants, it had never missed a scheduled interest or principal payment to the senior lender. Unable to obtain acceptable refinancing, Venture voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code on July 29, 1992. None of the other Predecessors filed for Chapter 11 protection. Venture successfully emerged from Chapter 11 protection in July 1993. The Predecessors' aggregate net sales declined to $25.5 million in fiscal 1993 from $26.4 million in fiscal 1992. During fiscal 1993, the Predecessors maintained substantially all of their relationships with existing customers and suppliers. As part of the plan of reorganization, Venture's management received complete ownership of Venture for an additional equity investment of $250,000. Venture's reorganization was facilitated by financing arrangements totalling $8.0 million provided by GE (the "GE Loan"), which were personally guaranteed by Mr. Hellman. In addition, at that time, GE was issued a warrant to purchase common stock of Venture (the "GE Warrant"). In connection with the Company's initial public offering in December 1995, GE received $3.0 million in cash plus 5.0% of the Company's then outstanding Common Stock in exchange for the cancellation of the GE Warrant and for other consideration. In addition, with approximately $400,000 of the proceeds of the initial public offering, the Company paid all amounts remaining to be paid pursuant to the plan of reorganization.

     The Company was formed as an Ohio corporation on May 19, 1995 for the purpose of acquiring ownership, primarily by merger, of the 17 affiliated Predecessors, including Venture, that were previously under common ownership and management and were each engaged in some aspect of the metal halide lighting business. The Combination was effected in October 1995 through a series of mergers or stock exchanges in which the Predecessors' shareholders received Common Stock of the Company, except that certain investors and former employees of the Predecessors received, in the aggregate, an insignificant amount of cash for their shares. See "Certain Transactions -- The Combination" and "Principal Shareholders."

RECENT DEVELOPMENTS

     To expand the Company's ability to develop and market new metal halide products and systems and exploit other business opportunities, since 1997 the Company has completed a number of transactions, the most notable of which are described below.

     In February 2000, the Company acquired the interest of Rohm and Haas Company in Unison, the fiber optic lighting joint venture with Rohm and Haas Company. Simultaneously, Unison transferred a substantial portion of its personal property (including intellectual property) to Fiberstars, Inc. The Company believes that Fiberstars, Inc. is in the best position to develop Unison's fiber optic lighting technology into commercially accepted lighting products. The transaction included cross-licensing of technology and a commitment by the Company to continue support of fiber optic lighting research and development. The Company paid $3.0 million, of which $2.3 million is represented by a note, to obtain the remaining interest in Unison. As consideration for the transferred assets, the Company received four warrants to purchase a total of 1,000,000 shares of Fiberstars, Inc. common stock for nominal consideration. These warrants are exercisable based on stock price and sales of products using Unison technology, but may be converted into at least 445,000 shares of Fiberstars, Inc. common stock at any time.

     Effective January 2000, the Company obtained a controlling interest in its lamp manufacturing joint venture in India. By acquiring its joint venture partners' investment interests, the Company effectively increased its total ownership to approximately 90%. In conjunction with this increased investment, the Company has shipped approximately $3 million worth of new metal halide lamp-making equipment as part of an expansion of its facility in Chennai (Madras), India. The Chennai factory offers a very beneficial cost structure while meeting the Company's product quality standards. The products produced in the Indian facility are intended for use around the world and are expected to consist of both the Company's new Uni-Form(R) pulse start products as well as more-mature metal halide lamp types. See "Business -- Recent
Developments -- Expansion of Operations in India."

     On October 6, 1999, GE completed an investment in the Company of $20.6 million. The GE investment includes 761,250 shares of the Company's newly-created Series A Stock convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment). GE also received a warrant to purchase an additional 1,000,000 shares of Common Stock of the Company (subject to adjustment), which is immediately exercisable. GE has been a holder of 535,887 shares of Company Common Stock since the Company's initial public offering in 1995. In connection with the transaction, GE also received certain additional rights which would entitle GE, under certain circumstances, to voting control of the Company, through a combination of share purchases and proxies. See "Business -- Recent Developments -- General Electric Company Investment."

     In October 1999, management decided, with the approval of the Board of Directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. The decision to retain the business was based on management's belief that, among other reasons, the market demand for Microsun products remains substantial; the market potential will be expanded as the Microsun portable lighting fixtures will be marketed and sold along with other existing lines of products for residential use in an e-commerce format ("Microsun.com"); and the Microsun business will use the fulfillment capabilities and infrastructure of existing Company businesses. See
"Business -- Recent Developments -- Discontinued Operations Subsequently Retained."

     On January 28, 1998, the Company completed the acquisition of Deposition Sciences, Inc. ("DSI"), of Santa Rosa, California. DSI is a leader in the development of sophisticated thin film deposition systems and coatings for lighting applications, with particular emphasis on coatings for metal halide lighting systems, and other applications, including aerospace, defense and automotive applications. The stock of DSI was acquired in a privately-negotiated transaction. The purchase price consisted of 599,717 shares of the Company's Common Stock and approximately $14.5 million in cash. DSI has subsequently achieved technological feasibility on certain telecommunications products under development at the time of the acquisition.

     On January 2, 1998, the Company acquired all of the capital stock outstanding of Ruud Lighting (the "Ruud Stock"), located in Racine, Wisconsin. Ruud Lighting manufactures and directly markets high-intensity discharge ("HID") lighting systems, principally focusing on metal halide installations for commercial, industrial and outdoor lighting applications. The Ruud Stock was acquired from the five shareholders of Ruud Lighting in a privately negotiated purchase transaction. The purchase price for the Ruud Stock consisted of three million shares of the Company's Common Stock and approximately $35.5 million in cash.

EXECUTIVE OFFICES

     The Company's principal executive offices are located at 32000 Aurora Road, Solon, Ohio 44139 and its telephone number is (440) 519-0500.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes in exchange for Old Notes as described in this Prospectus, the Company will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company.

     The net proceeds to the Company from the issuance and sale of the Old Notes were approximately $96.2 million.

     The Company used a portion of the net proceeds of the issuance of the Old Notes to repay borrowings outstanding under the Company's former credit facility (approximately $76.3 million). The loans under the former credit facility were refinanced on May 21, 1999. See "Description of Certain Indebtedness." The Company used the balance of the net proceeds to fund capital expenditures, acquisitions, investments in joint ventures, working capital and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

                                 CAPITALIZATION

     The table below sets forth the Company's cash, cash equivalents and short-term investments, short-term debt and current portion of long-term debt and capitalization at December 31, 1999. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                    AS OF
                                                                 DECEMBER 31,
                                                                     1999
                                                              ------------------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS,
                                                              EXCEPT SHARE DATA)
Cash and cash equivalents...................................      $   2,064
                                                                  =========
Short-term debt and current portion of long-term debt.......      $   8,480
                                                                  =========
Long-term debt:
  Bank borrowings and other.................................      $  38,887
  Old Notes.................................................        100,000
Preferred Stock, $.001 par value per share; 1,000,000 shares authorized; 761,250 Series A convertible redeemable shares
  issued and outstanding (redemption value -- $20,965)......         15,806
Common Shareholders' equity:
  Common Stock, $.001 par value per share; 80,000,000 shares authorized; 20,368,000 shares issued and
     outstanding(1).........................................             20
  Additional paid-in capital................................        195,906
  Accumulated other comprehensive income (loss).............           (463)
  Loan receivable from officer..............................         (9,170)
  Retained earnings (deficit)...............................       (102,566)
                                                                  ---------
     Total common shareholders' equity......................         83,727
                                                                  ---------
     Total capitalization...................................      $ 238,420
                                                                  =========

---------------

(1) Does not include (i) 3,045,000 shares of Common Stock issuable upon conversion of issued and outstanding Series A convertible redeemable preferred stock; (ii) 1,000,000 shares of Common Stock issuable upon exercise of the Initial Warrant held by GE; (iii) 833,540 shares of Common Stock reserved for issuance under the 1995 Incentive Award Plan, of which options to purchase 802,359 shares of Common Stock had been granted and were outstanding as of December 31, 1999, (iv) 800,000 shares of Common Stock reserved for issuance under the Billion Dollar Market Capitalization Incentive Award Plan, of which options to purchase 681,100 shares of Common Stock have been granted and were outstanding as of December 31, 1999, (v) 1,500,000 shares of Common Stock reserved for issuance under the 1998 Incentive Award Plan, of which options to purchase 1,495,124 shares of Common Stock have been granted and were outstanding as of December 31, 1999,
    (vi) 30,436 shares reserved for issuance under the Employee Stock Purchase Plan as of December 31, 1999 and (vii) 34,085 shares reserved for issuance under the 401(k) Retirement and Savings Plan.

                            SELECTED FINANCIAL DATA

     The following table contains certain selected consolidated and combined financial data and is qualified by the more detailed Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus. The balance sheet data as of June 30, 1999, 1998, 1997 and 1996 and the operating statement data for each of the fiscal years ended June 30, 1999, 1998, 1997, 1996 and 1995 are derived from the audited Consolidated Financial Statements of the Company. The balance sheet data as of June 30, 1995 are derived from the audited Combined Financial Statements of the Company's Predecessor companies. The balance sheet data as of December 31, 1999 and the operating statement data for the six months ended December 31, 1999 and 1998 have been derived from the Unaudited Consolidated Financial Statements of the Company, which have been prepared by management on the same basis as the audited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) which the Company considers necessary for a fair presentation of the results for such periods. The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                           SIX MONTHS ENDED
                                             DECEMBER 31,                         YEAR ENDED JUNE 30,
                                         --------------------    -----------------------------------------------------
                                           1999        1998        1999        1998       1997       1996       1995
                                         --------    --------    --------    --------    -------    -------    -------
                                             (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING STATEMENT DATA:
  Net sales............................  $116,065    $ 90,991    $193,203    $168,349    $86,490    $54,636    $40,767
  Costs and expenses:
    Cost of sales......................    71,696      62,352     135,773     101,697     45,738     29,164     21,899
    Marketing and selling..............    20,792      21,552      45,035      29,990     15,832      8,755      6,381
    Research and development...........     6,978       9,562      17,680      10,843      5,804      3,000      1,673
    General and administrative.........     8,121       9,843      21,192      12,208      7,184      6,152      5,452
    Settlement of claims (1) (2).......        --          --          --          --        771      2,732         --
    Fiber optic joint venture formation
      costs............................        --          --          --         212        286         --         --
    Purchased research and development
      (3)..............................        --          --          --      18,220         --         --         --
    Special charges (3)................        --      16,273      31,107      15,918         --         --         --
    Amortization of intangible
      assets...........................     1,347       1,343       2,789       1,691        406         90         55
    Restructuring (4)..................        --          --          --          --         --         --       (121)
                                         --------    --------    --------    --------    -------    -------    -------
Income (loss) from operations..........     7,131     (29,934)    (60,373)    (22,430)    10,469      4,743      5,428
Interest income (expense), net.........    (6,679)     (5,615)    (12,767)     (2,388)      (668)    (1,316)    (2,074)
Income (loss) from equity investment
  (5)..................................        85        (461)     (6,318)       (501)        --         --         --
Income (loss) from continuing
  operations before income taxes,
  extraordinary charge and cumulative
  effect of accounting change..........       537     (36,010)    (79,458)    (25,319)     9,801      3,427      3,354
Income taxes (benefit).................       339       3,093       2,281      (1,311)     2,697        910        212
                                         --------    --------    --------    --------    -------    -------    -------
Income (loss) from continuing
  operations before extraordinary
  charge and cumulative effect of
  accounting change....................       198     (39,103)    (81,739)    (24,008)     7,104      2,517      3,142
Recontinuance of previously
  discontinued operations (6)..........        --        (687)      1,331      (1,331)        --         --         --
                                         --------    --------    --------    --------    -------    -------    -------
Income (loss) before extraordinary
  charge and cumulative effect of
  accounting change....................       198     (39,790)    (80,408)    (25,339)     7,104      2,517      3,142
Extraordinary charge, net of applicable
  income tax benefits (7)..............        --          --        (902)       (604)        --       (135)      (253)
Cumulative effect for change in
  accounting (8).......................        --      (2,443)     (2,443)         --         --         --         --
                                         --------    --------    --------    --------    -------    -------    -------
Net income (loss)......................  $    198    $(42,233)   $(83,753)   $(25,943)   $ 7,104    $ 2,382    $ 2,889
                                         ========    ========    ========    ========    =======    =======    =======

                                           SIX MONTHS ENDED
                                             DECEMBER 31,                         YEAR ENDED JUNE 30,
                                         --------------------    -----------------------------------------------------
                                           1999        1998        1999        1998       1997       1996       1995
                                         --------    --------    --------    --------    -------    -------    -------
                                             (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
Earnings (loss) per share -- diluted
  (9):
    Income (loss) from continuing
      operations.......................  $   (.02)   $  (1.93)   $  (4.04)   $  (1.32)   $   .52    $   .12    $   .10
    Recontinuance of previously
      discontinued operations..........        --        (.04)        .07        (.07)        --         --         --
    Extraordinary charge...............        --          --        (.05)       (.04)        --       (.01)      (.03)
    Cumulative effect for change in
      accounting.......................        --        (.12)       (.12)         --         --         --         --
                                         --------    --------    --------    --------    -------    -------    -------
  Net earnings (loss) per
    share -- diluted...................  $   (.02)   $  (2.09)   $  (4.14)   $  (1.43)   $   .52    $   .11    $   .07
                                         ========    ========    ========    ========    =======    =======    =======
  Shares used for computing per share
    amounts -- diluted.................    20,800      20,215      20,232      18,195     13,558      9,479      7,818
                                         ========    ========    ========    ========    =======    =======    =======
OTHER FINANCIAL DATA:
Depreciation and amortization..........  $  4,978    $  4,614    $  9,176    $  5,314    $ 2,579    $ 1,638    $ 1,399
EBITDA (10)............................    12,194     (25,781)    (57,515)    (17,617)    13,048      6,381      6,827
Ratio of EBITDA to interest expense
  (10).................................       1.7          --          --          --        8.6        4.1        3.2
Ratio of earnings to fixed
  charges(11)..........................        --          --          --          --        4.8        2.0        1.7
Capital expenditures...................  $  2,878    $ 17,956    $ 22,130    $ 32,579    $18,095    $ 5,050    $ 1,530
Cash flow from (used in) operations....    (3,670)    (17,819)    (19,312)    (13,528)    (4,183)     1,326      4,464
Cash flow from (used in) investing
  activities...........................    (4,478)    (26,278)    (28,914)    (92,117)   (44,058)    (8,125)    (1,530)
Cash flow from (used in) financing
  activities...........................     6,382      32,521      29,889     123,614     50,757      7,451     (2,567)

                                                  AS OF                            AS OF JUNE 30,
                                               DECEMBER 31,    ------------------------------------------------------
                                                   1999          1999        1998        1997       1996       1995
                                               ------------    --------    --------    --------    -------    -------
                                               (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..................    $  2,064      $  3,830    $ 21,917    $  4,198    $ 1,682    $ 1,030
  Working capital (deficit)..................      23,974        18,629      79,852      42,380     17,341       (870)
  Total assets...............................     294,340       284,506     329,434     134,838     56,297     29,402
  Total long-term debt.......................     138,887       152,496     117,756      35,908     11,034      8,853
  Preferred stock (Redemption
    value -- $20,965)........................      15,806            --          --          --         --         --
  Total common shareholders' equity
    (deficit)................................      83,727        77,441     170,837      66,032     26,594     (1,035)

---------------

(1) On March 1, 1996, a former Venture shareholder, asserted a claim against certain officers and directors of the Company, and subsequently against the Company, seeking $3,600 in damages relating to the redemption of his Venture shares prior to the Combination. On August 23, 1996, another former Venture shareholder filed a similar claim against the Company and such officers and directors seeking damages of $1,600. On November 29, 1996, the Company and such officers and directors entered into a settlement of both claims for an aggregate amount of $475. The pretax charge of $771 in fiscal 1997 represents the $475 settlement plus legal and other directly-related costs, net of insurance recoveries.

 (2) On October 27, 1995, several former Venture shareholders, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interests of other shareholders of the Company. The settlement was recorded as a noncash expense and an increase in paid-in capital of the Company in December 1995.

 (3) Fiscal 1999 results include special charges related to the Company's plans to accelerate its focus on metal halide products, insulate it from deteriorating economic conditions in the Pacific Rim, exit its noncore products, integrate fully its core and acquired U.S. operations to produce profitable growth and reduce its use of cash. Specific initiatives by the Company included principally: (a) limiting further Pacific Rim expansion,
     (b) changing global lamp manufacturing strategy, (c) restructuring marketing operations in North America and Europe, (d) accelerating exit from noncore product lines, (e) consolidating equipment manufacturing operations, (f) reducing corporate and administrative overhead, and (g) evaluating long-lived assets. Also included in special charges are amounts related to the wind-down of portable fixture manufacturing operations. The amounts are classified in the fiscal 1999 statement of operations as: cost of sales -- $3,956 and, special charges -- $31,107. The Company recorded $17,081 of these special charges in the first six months of fiscal 1999, which were classified in the statement of operations as: cost of sales -- $808 and, special charges -- $16,273.

     Fiscal 1998 results include special charges related to the purchase price allocation for Deposition Sciences, Inc. ("DSI") of $18,220 for purchased in-process research and development. The special charges also include $17,984 principally relating to the rationalization of the Company's global power supply operations, principally: (a) the discontinuance of certain power supply products at the Company's power supply facilities, (b) the write-down of certain intangible and fixed assets and (c) charges related to the consolidation and rationalization cost of distribution activities and of new information systems and a reassessment of investments. The amounts are classified in the fiscal 1998 statement of operations as: cost of sales -- $2,066; purchased in-process research and development -- $18,220; and, special charges -- $15,918.

 (4) In fiscal 1994, the Company recorded a provision of $852 for the costs, principally inventory and equipment write-downs, in connection with exiting a product line unrelated to lighting. In fiscal 1995, the disposition plan was revised, resulting in a reduction of the original estimate by $121.

 (5) In fiscal 1999, the loss from equity investments includes a pretax noncash write-down of $5,883 related to the Company's investment in the Unison joint venture.

 (6) Microsun Technologies, Inc. ("Microsun") was identified in March 1998 for disposition through a plan to distribute to the Company's shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, the Company concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. In October 1999, management decided, with the approval of the Board of Directors to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. In accordance with the accounting requirements for recontinuance, the financial statements have been reclassified to present Microsun within continuing operations. See Note L of "Notes to Consolidated Financial Statements" for further discussion.

 (7) In fiscal 1999, the Company incurred an extraordinary loss on the early extinguishment of debt of $902. In fiscal 1998, the Company incurred an extraordinary loss on the early extinguishment of debt of $604. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In fiscal 1996, the Company incurred an extraordinary loss on the early extinguishment of debt of $135. In fiscal 1995, the Company incurred an extraordinary loss on the early extinguishment of debt of $253.

 (8) In fiscal 1999, the Company recorded $2,443 as a cumulative change in accounting principle relating to the write-off of start-up costs in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides authoritative guidance on accounting for and financial reporting of start-up costs and organization costs, and required that the Company expense all previously capitalized start-up costs and organization costs as a cumulative effect of a change in accounting principle.

 (9) Net earnings per share is based upon the income attributable to holders of Common Stock. Such income has been decreased by preferred share accretion of $603 ($.03 per share) in the six months ended December 31, 1999, and by preferred stock dividends and increases in the value of warrants aggregating $1,350 ($.14 per share) in fiscal 1996 and $2,360 ($.30 per share) in fiscal 1995.

(10) EBITDA is provided because it is a measure commonly used to evaluate a company's ability to service its indebtedness. EBITDA is presented to enhance the understanding of the Company's operating results and is not intended to represent cash flows or results of operations in accordance with GAAP for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using GAAP are also presented in Other Financial Data. In the six months ended December 31, 1998, EBITDA was inadequate to cover interest expense by $31,962. In fiscal 1999, EBITDA was inadequate to cover interest expense by $71,404. In fiscal 1998, EBITDA was inadequate to cover interest expense by $21,435.

(11) For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. In the six months ended December 31, 1999, earnings were inadequate to cover fixed charge requirements by $262. In the six months ended December 31, 1998, earnings were inadequate to cover fixed charge requirements by $36,468. In fiscal 1999, earnings were inadequate to cover fixed charge requirements by $80,103. In fiscal 1998, earnings were inadequate to cover fixed charge requirements by $17,152.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following discussion should be read in connection with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

     The following is management's discussion and analysis of certain significant factors which have affected the results of operations and should be read in conjunction with the accompanying unaudited Condensed Consolidated Financial Statements and notes thereto.

GENERAL

     The Company designs, manufactures and markets metal halide lighting products, including materials, systems and components. Metal halide lighting is currently used primarily in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. With the January 1998 acquisition of Deposition Sciences, Inc.("DSI"), the Company also manufactures and markets turnkey deposition equipment to produce thin film coatings for a variety of applications. Systems, components and materials revenue is recognized when products are shipped, and deposition equipment revenue is recognized under the percentage of completion method.

     Consistent with the Company's strategy for new product introductions, the Company invests substantial resources in research and development to engineer materials and system components to be included in customers' specialized lighting systems. Over the last three full fiscal years, the Company has spent an aggregate of $34,327 on research and development, representing 7.7% of aggregate net sales over that period. During the six months ended December 31, 1999, the Company has spent $6,978 on research and development, representing 6.0% of net sales for that period. Such expenditures have enabled the Company to develop new applications for metal halide lighting, improve the quality of its materials, and introduce new specialized products, such as the Uni-Form(R) pulse start products. Uni-Form(R) pulse start products are a new generation of metal halide components and systems which permit (a) increased light output with lower power utilization, (b) faster starting, (c) a quicker restart of lamps which have been recently turned off, and (d) better color uniformity. The Company has spent additional amounts for manufacturing process and efficiency enhancements, which were charged to cost of goods sold when incurred. The Company expects to continue to make substantial expenditures on research and development to enhance its position as the leading innovator in the metal halide lighting industry.

     The Company also has invested substantial resources in acquisitions and strategic investments. In January 1998, the Company acquired Ruud Lighting, Inc. and DSI, which enabled the Company to complete the assembly of the necessary operations to take a leadership role in the development, manufacturing and marketing of new and better systems in the growing metal halide lighting industry.

RECENT DEVELOPMENTS

  General Electric Company Investment

     On October 6, 1999, General Electric Company ("GE") completed an investment in the Company of $20,554. For a description of the terms of the investment, see "Business--Recent Developments--General Electric Company Investment."

     The additional capital resources provided by the GE investment are expected to provide additional flexibility to pursue opportunities in the metal halide business. In addition, GE and the Company have entered into a five year, renewable agreement for the supply of metal halide salts to GE. The Company and GE are in discussions with respect to other supply arrangements. The Company anticipates that the GE investment and the expansion which it will permit will result in an expanded supplier-customer relationship with GE, enhancing the Company's earnings and competitive position in the metal halide marketplace.

     The proceeds of the GE transaction have been applied principally to the reduction of short-term liabilities and outstanding amounts under the Company's bank credit facility, and have the effect of increasing available borrowings under the Company's bank credit facility.



     The GE investment includes 761,250 shares of the Company's newly created Series A Preferred Stock ("Series A Stock") convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment). The Company is required to redeem any shares of Series A Stock on September 30, 2010, which have not then been converted or retired. Any such redemption would be made at $27 per share plus an amount equal to 8% per annum compounded annually (the "Liquidation Preference Amount"). In addition, holders of the Series A Stock may require the Company to redeem their shares of Series A Stock by giving notice to the Company on or before September 30, 2004. If such notice is given, the Company will be required to make such redemption on or prior to September 30, 2005. In addition, holders of Series A Stock will be entitled to require the Company to redeem the Series A Stock following the occurrence of any of the following events (each a "Triggering Event"): any action by the Company to give effect to certain major corporate actions, including actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business), issue capital stock, or incur or have outstanding indebtedness for borrowed money in excess of $210,000. Upon the occurrence of a Triggering Event, the holders of the Series A Stock may require the Company to redeem their shares of Series A Stock by giving notice to the Company within 90 days following the Triggering Event. If such notice is given, the Company will be required to make such redemption within one year following such notice. Any such redemption would be made at the Liquidation Preference Amount. Under the terms of the bank credit facility and the Indenture, the redemption of the Series A Stock would currently constitute an event of default, permitting acceleration of the related indebtedness. If prior consent of the banks is obtained, the redemption is permitted under the bank credit facility. Payments for the redemption of equity securities are "Restricted Payments" under the Indenture. The total of all "Restricted Payments" under the Indenture (with exceptions not applicable to stock redemption) cannot exceed one-half of the total of consolidated net earnings of the Company (excluding consideration of certain unusual items) from April 1, 1998 (taken as a single period) plus the amount of proceeds received from sales of non-redeemable stock. As of December 31, 1999, the Company had a net loss, excluding extraordinary items, of $80,150 for the period. Until this deficit has been cured, and sufficient proceeds are received and/or earnings are achieved, the Company cannot redeem the Series A Stock without causing an event of default with respect to the Notes. In addition, the Indenture prohibits Restricted Payments (with exceptions not applicable to stock redemptions) at any time where the ratio of EBITDA to Interest Expense for the preceding four fiscal quarters does not exceed 2.5 to 1. See "Description of the New
Notes -- Covenants."



  Fiberstars/Unison Transaction



     In February 2000, the Company acquired the interest of Rohm and Haas Company in Unison, the fiber optic lighting joint venture with Rohm and Haas Company. Simultaneously, Unison transferred a substantial portion of its personal property (including intellectual property) to Fiberstars, Inc. The Company believes that Fiberstars, Inc. is in the best position to develop Unison's fiber optic lighting technology into commercially accepted lighting products. The transaction included cross-licensing of technology and a commitment by the Company to continue support of fiber optic lighting research and development. The Company paid $3,000, of which $2,300 is represented by a note, to obtain the remaining interest in Unison. As consideration for the transferred assets, the Company received four warrants to purchase a total of 1,000,000 shares of Fiberstars, Inc. common stock for nominal consideration. These warrants are exercisable based on stock price and sales of products using Unison technology, but may be converted into at least 445,000 shares of Fiberstars, Inc. common stock at any time.



  Expansion of Operations in India



     Effective January 2000, the Company obtained controlling, majority interest in its lamp manufacturing joint venture in India. By acquiring its joint venture partners' investment interests, the Company effectively increased its combined ownership to approximately 90%. In conjunction with this increased investment, the Company has shipped new metal halide lamp-making equipment, available as a result of the fiscal 1999 termination of joint venture equipment contracts, and is expanding its facility in Chennai (Madras), India.

     The Indian joint venture was created in March 1998 and began operations in January 1999. The Tamilnadu Industrial Development Corporation Limited (TIDCO, a governmental enterprise) in Chennai will remain as the Company's minority partner.

     The Chennai factory offers a very beneficial cost structure while meeting the Company's product quality standards. The Company believes that in the fourth quarter of fiscal 2000, the Chennai operation should be producing at an annual rate of approximately one million metal halide units. By the end of the calendar year 2000, the Company projects an annual production rate of over 1.4 million units, or approximately $18,000 worth of potential product sales. The products produced in the Indian facility will be used around the world and will consist of both the Company's new Uni-Form(R) pulse start products as well as more-mature metal halide lamp types.

  Discontinued Operations Subsequently Retained

     Microsun Technologies, Inc. ("Microsun") was identified in March 1998 for disposition through a plan to distribute to Company ("ADLT") shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, the Company concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. At June 30, 1999, the plan of wind-down had been accomplished, the manufacturing facilities closed and substantially all assets had been disposed. Accordingly, there were no remaining discontinued operations accrued losses associated with Microsun at June 30, 1999.

     In October 1999, management decided, with the approval of the Board of Directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. The decision to retain the business was based on management's belief that, among other reasons, the market demand for Microsun products remains substantial; the market potential will be expanded as the Microsun portable lighting fixtures will be marketed and sold along with other existing lines of products for residential use in an e-commerce format ("Microsun.com"); and the Microsun business will use the fulfillment capabilities and infrastructure of existing ADLT businesses.

     In retaining the Microsun business, the Company concentrates on assembling fixtures produced by subcontractors, thereby eliminating the need for the machinery, equipment and facilities that were used in the previous operation. The assembly process is performed at existing ADLT businesses utilizing existing facilities and operations. The Company utilizes the customer service systems and personnel of an existing ADLT business, as well as the Internet at http://www.microsun.com, to receive, process and fill orders. Therefore, the Microsun business has been retained but without the use of the manufacturing processes or assets used in the previous operations.

     In accordance with the accounting requirements for recontinuance, the accompanying financial statements have been reclassified to present Microsun within continuing operations. At June 30, 1999, substantially all assets had been disposed and no remaining accrued losses associated with discontinued operations remained. At June 30, 1998, assets related to discontinued operations totaled $8,510 and total liabilities were $3,317. The revenues and the net amount charged to operations for the six months ended December 31, 1998 and for each of the years the business was reported as discontinued operations consisted of the following:

                                                                      YEAR ENDED JUNE 30,
                                                 SIX MONTHS ENDED     --------------------
                                                 DECEMBER 31, 1998      1999        1998
                                                 -----------------    --------    --------
Net sales......................................       $ 2,689         $ 4,719     $ 4,456
                                                      =======         =======     =======
Reclassification of discontinued operations to
  continuing operations........................       $ 5,479         $10,374     $ 4,683
Discontinued operations provision..............        (6,166)         (9,043)     (6,014)
                                                      -------         -------     -------
Recontinuance of previously discontinued
  operations...................................       $  (687)        $ 1,331     $(1,331)
                                                      =======         =======     =======

     The $5,479 reclassified to continuing operations for the six months ended December 31, 1998 consisted of a loss from operations of $2,498; write-downs to net realizable value of $2,844 in connection with the decision in November 1998 to wind-down the Microsun business related to fixed assets ($1,449) and other assets ($1,395); and costs related to lease/contract cancellations of $137. These costs and write-downs are classified in special charges.

     The $10,374 reclassified to continuing operations for the year ended June 30, 1999 consisted of a loss from operations of $4,128; write-downs of assets to net realizable value of $5,533 in connection with the decision in November 1998 to wind-down the Microsun business related to inventory ($2,448), fixed assets ($1,690), and other assets ($1,395); and costs related to severance, lease/contract cancellations and facility shut-down costs of $713. These costs and write-downs are classified in special charges ($3,798) and cost of sales ($2,448). The $4,683 reclassified to continuing operations for the year ended June 30, 1998 represents loss from operations.

FISCAL 1999 SPECIAL CHARGES

     The Company has implemented plans resulting in changes to its operations intended to accelerate and intensify the Company's focus on its metal halide products, insulate it from deteriorating economic conditions in the Pacific Rim and the anticipated decline of noncore products, integrate fully its core and acquired U.S. operations to produce profitable growth and reduce and redirect its use of cash resources. This came in response to a reduction in the Company's revenues in the first quarter of fiscal 1999 as compared to the fourth quarter of fiscal 1998 and due to economic conditions in general, especially outside the United States. To implement this strategy, the Company has taken or is taking the following actions:

     Limiting Pacific Rim Expansion. In recognition of the near-term effects of the crisis in Asian capital markets, the Company modified its expansion plans in the Pacific Rim and is acting to limit its exposure by limiting further investment in Pacific Rim ventures. The Company evaluated its existing foreign investments and joint ventures in the Pacific Rim region and wrote-off investments of $475. In addition, future contract commitments totaling $1,160 were accrued in connection with the Company's decision to limit its exposure in the Pacific Rim area.

     The Company has retained several lamp manufacturing equipment groups, which were originally expected to be shipped to Asia pursuant to equipment contracts with Pacific Rim companies. The decision to terminate the foreign equipment contracts resulted in a reversal of sales of $14,961 and cost of sales of $6,413 in the second quarter of fiscal 1999, which were previously recorded under the percentage of completion method. This reversal reduced operating income by $8,548 ($.42 per share). Had the sales related to the terminated equipment contracts not been reversed, reported sales and cost of sales would have been as follows:

                                                                YEAR ENDED JUNE 30, 1999
                                                                ------------------------
                                                                 SALES     COST OF SALES
                                                                --------   -------------
As reported.................................................    $193,203     $135,773
Pro forma...................................................     208,164      142,186

     Changing Global Lamp Manufacturing Strategy. The Company revised its current global lamp manufacturing strategy to reduce the overall cost of its lamps, including moving some production to the manufacturing facilities of certain foreign joint ventures. With this change in its global manufacturing strategy, the Company discontinued a major program that was in progress to increase its U.S. lamp manufacturing capability and productivity. This decision resulted in abandoning and disposing of fixed assets of $7,841, the majority of which had not been placed in service. Substantially all of these fixed assets were disposed of prior to June 30, 1999. The impact of suspending depreciation related to these fixed assets was not material to depreciation expense for the year. Further, certain joint venture investments of $465 made for the purpose of developing additional lamp production were terminated as these specific investments were not considered integral to the Company's future manufacturing strategy.

     In addition, to reduce costs related to its lamp production activities, the Company has consolidated its Bellevue, Ohio specialty lamp manufacturing operations into its Solon lamp manufacturing facility. The cost to close this facility, including $328 in severance and benefits for terminated employees, was $708.

     Restructuring Marketing Operations in North America and Europe. The Company restructured its marketing operations in Canada to eliminate certain distribution channels and centers. Warehouses in Toronto and Vancouver have been closed and $338 recorded to cover primarily future lease commitments for these facilities. OEM and plant growth sales channels have been retained and serviced out of Amherst, Nova Scotia, while aftermarket lamp sales are being serviced through a distributor. The Company incurred shutdown costs, including $132 in severance and benefits for terminated employees, of $279 to close its marketing facilities in Canada.

     The Company also restructured its marketing operations in Europe and the U.K. to make them more cost efficient. The restructuring of marketing operations in the U.K. resulted in selling its subsidiaries in France and Germany and recognizing a loss on the sale of these subsidiaries of $559. Costs related to the shut-down of these facilities, including $184 in severance and benefits for terminated employees, and streamlining remaining operations amounted to $873.

     Accelerating Exit from Noncore Products Lines. The Company has eliminated the remaining non-metal halide product lines being sold by its Canadian operations. The Company has sold these product lines and inventory to a third party. Revenues related to the noncore product lines approximated $4,100 for fiscal 1999.

     Consolidating Equipment Manufacturing Operation into Solon, Ohio Facility. The Company's equipment manufacturing operation in Bellevue, Ohio has been closed. Machinery, equipment and research and development facilities necessary to allow the Company to continue manufacturing and support of lamp production equipment, at reduced levels, has been moved to the Company's Solon, Ohio facility. The Company has temporarily ceased the manufacturing and sale of turnkey lamp production equipment groups.

     In connection with closing its equipment manufacturing facility in Bellevue, Ohio, $642 of fixed assets, primarily leaseholds and equipment, were abandoned and written-off. In addition, the Company recorded $2,449 for a future lease commitment on this manufacturing facility and $1,139 for shut-down costs, including $642 in severance and benefits for terminated employees.

     Reducing Corporate and Administrative Overhead. The Company was increasing its corporate and administrative staff levels to support its aggressive growth goals. In light of its focus on internal growth, instead of continued acquisitions and joint ventures, the Company reduced its corporate and administrative overhead, including a significant reduction in staff levels and benefit programs.

     Severance and employee benefits for corporate and administrative staff, including the termination of an employee benefit program, resulted in total costs of $3,779 enterprise-wide. The Company has a $586 liability recorded at June 30, 1999 to cover unpaid severance and employee benefit costs.

     All of the above actions resulted in the termination of approximately 240 employees at substantially all locations. All terminated employees have left the Company and were paid by December 31, 1999.

     Evaluation of Long-Lived Assets. Certain long-lived assets, principally related to fixed assets and investments were evaluated for impairment in value. Fair value for these assets was based on whether the carrying amount of the asset was recoverable. Based on this analysis, an impairment loss of $3,830 and $1,544 was recognized for certain long-term assets and investments. All long-term assets were disposed by June 30, 1999. The impact of suspending depreciation related to these long-lived assets was not material to depreciation expense for the year.

     Reducing Capital Expenditures. Previously announced plans to spend approximately $20,000 on capital expansion, primarily production equipment, and approximately $14,500 on facilities improvements in fiscal 1999 were substantially reduced. Capital expenditures for the third quarter of fiscal 1999 totaled $2,982, and capital expenditures for the fourth quarter of fiscal 1999 were approximately $800.

     Cash outlays were substantially completed by December 31, 1999, excluding certain lease commitments that could continue through fiscal year 2005. The Company will continue to evaluate its strategy and cost structure and adjust its organization to reflect the changing business environment.

     In addition to the costs noted above, the Company incurred special charges related to the wind-down of portable fixture manufacturing operations, which are described in the section "Discontinued Operations Subsequently Retained."

     The cost related to the actions noted above, along with those related to the wind-down of portable fixture manufacturing operations, are included in special charges of $35,063 ($1.73 per share) for fiscal 1999. The charges are classified in the consolidated statement of operations as cost of sales ($3,956) and special charges ($31,107). In connection with these actions, the Company incurred additional costs of $596 and $764 related to cost of sales and research and development expense for transactions with affiliates.

FISCAL 1999 IMPLEMENTATION COSTS

     Certain of the actions resulting in fiscal 1999 special charges also caused substantial implementation costs, which are not included in the special charges classification. Three manufacturing sites were consolidated into one, which together with employee terminations, resulted in severe workforce disruption. The Company also incurred costs to relocate and consolidate its marketing operations in North America and transition its marketing operations in Europe.

     The launch of the Company's Uni-Form(R) pulse start products resulted in substantial quality, rework and productivity issues. In addition, the Company also undertook other initiatives enterprise-wide in fiscal 1999 that resulted in nonrecurring costs that are not expected to continue in fiscal 2000. Specifically, the Company began the implementation of new information systems resulting in various installation costs in fiscal 1999. In addition, during fiscal 1999 the Company incurred one-time costs to establish a sales office in Japan to sell its metal halide materials to lamp manufacturers in the Pacific Rim.

FISCAL 1998 SPECIAL CHARGES

     During fiscal 1998, the Company recorded special charges related to the purchase price allocation for DSI and an assessment of the Company's global power supply operations.

     The Company completed the acquisition of DSI in January 1998. The special charges include $18,220 for purchased in-process research and development, relating to the DSI acquisition, which represented management's best estimate of the value of purchased in-process research and development as of the date of acquisition of DSI.

     The special charges also include $17,984 principally relating to the Company's decision to refocus and restructure its recently acquired global power supply operations to focus on opportunities in metal halide. With the January 1998 acquisition of Ruud Lighting, the Company accelerated this rationalization of its existing power supply manufacturing operations and distribution activities in order to capitalize on new opportunities not previously available. This assessment resulted in (a) the discontinuance of certain power supply products at the Company's power supply facilities, (b) the write-down of certain intangible and fixed assets and (c) a $2,066 million write-down of inventory which is classified in cost of sales.

     In addition, the charges cover the cost of consolidating distribution activities and facilities, the write-down of assets in connection with the implementation of new information systems and a reassessment of investments resulting from a change in expansion strategy arising from the Ruud Lighting acquisition.

     The special charges were determined in accordance with formal plans developed by the Company's management using the best information available to it at the time and, subsequently approved by the Company's Board of Directors.

     After an income tax benefit of $5,015, these charges reduced net income by $31,189, or $1.71 diluted earnings per share for fiscal 1998.

     See "Notes to Consolidated Financial Statements."

BANK CREDIT FACILITY

     In May 1999, the Company replaced its existing credit facility with a $50,000 revolving credit loan and $25,000 term loan provided by several financial institutions. Subsequent to June 30, 1999 the Company reduced its commitment to a $60,000 facility (the "Bank Credit Facility"). Proceeds from the facility were used to repay the Company's existing credit facility and certain other long-term debt. The revolving credit loan has a three-year term expiring in May 2002. Interest rates on revolving credit loans outstanding are based, at the Company's option, on LIBOR plus 2.75% or the agent bank's prime rate. Availability of borrowings is determined by the Company's eligible accounts receivable and inventories. The term loan has a five-year term expiring in May 2004. The Company makes monthly principal payments that total $3,576 annually, with the unpaid balance due at maturity. Interest rates on the term loan are based, at the Company's option, on LIBOR plus 3.25% or the agent bank's prime rate.

     The Bank Credit Facility contains certain affirmative and negative covenants customary for this type of agreement, prohibits cash dividends, and includes financial covenants with respect to the coverage of certain fixed charges. The principal security for the revolving credit loan is substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries. The term loan is secured by substantially all of the Company's machinery and equipment and is cross-collateralized and secured with the revolving credit loan.

UPDATE ON IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the January 1998 purchase of Deposition Sciences, Inc. ("DSI"), the Company allocated $18,220 of the $24,100 purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows related to the incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date. DSI's in-process research and development value is comprised of five primary research and development programs, which were in-process at the time of the acquisition.

     The MicroDyn/Automation Project is intended to improve the coating process of optical thin-films to both rigid and flexible surfaces so that the process can be used in a wider array of applications. The Plastics (Acrylic) Coating Project is designed to produce a method for applying thin-film coatings to plastics or other similar materials that cannot withstand the heat and pressure generated during the standard coating process. The goal of the Deposition Material Development Project is to develop new thin-film materials that can be used in coatings and to improve existing coating materials. The Lighting Projects are intended to develop improvements to existing lighting technologies by using coatings to improve efficiency and increase the longevity of lamp life; including ultra-violet blockers, color enhancement/correction and lumen maintenance. The Fiber Optic Project is intended to improve telecommunications by providing optical thin-film coatings that are used in conjunction with optical fibers to increase the transmission capacity of the fiber. Two segments of this project directed at the development of filters to reduce insertion loss in fiber optic communication systems and filters for wavelength division multiplexing (WDM) have reached commercial feasibility. The third segment of the project related to the development of filters for dense wavelength division multiplexing (DWDM) has not achieved technical and commercial feasibility as of December 31, 1999. For a description of the Company's telecommunications business, see "Business -- Non-Metal Halide Application of Company Technology -- Telecommunications Business Unit." These projects are expected to be completed between fiscal 2000 and fiscal 2003.

     Remaining development efforts for these projects are highly complex and include the development and advancement of the necessary physics and chemistry, various stages of academic and computer simulation, prototype design and testing, refinement, initial small-scale deployment, further refinement and eventually full-scale market introduction. As such, the projects are generally considered to have effective lives of three-to-five years during which time the science, technology, and processes are researched, designed, developed, and tested.

     Certain projects within the in-process research and development programs, if successful, will not be fully complete for two to three years after attaining technical feasibility. Annual Company expenditures to complete these projects included $800 in fiscal 1998, $1,800 in fiscal 1999, and are estimated at $2,600 and $1,700 in fiscal 2000 and fiscal 2001, respectively. These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur. Additionally, even if successfully completed, these projects will require maintenance research and development after they have reached a state of technological and commercial feasibility. In addition to usage of DSI's internal cash flows, the Company will likely provide a substantial amount of funding to complete the DSI programs.

     Management believes the Company has a reasonable chance of successfully completing each of the major research and development programs. However, there is substantial risk associated with the completion of the projects and there is no steadfast assurance that each will meet with either technological or commercial success. The delay or outright failure of the DSI in-process research and development may materially impact the Company's financial condition.

     At December 31, 1999, significant progress had been achieved on each of the primary in-process research and development efforts that were underway at DSI as of the acquisition date. In general, the Company believes that DSI's research and development efforts are on track with management's plans at the time the transaction occurred. DSI is continuing to invest heavily in the development of new technologies and projects that were underway at the consummation of the transaction. Through December 31, 1999, no significant adjustments have been made in the economic assumptions or expectations which underlie the Company's acquisition decision and related purchase accounting. All of the cited in-process research and development projects are active, and DSI is advancing the science and technology at a rate consistent with both DSI and Company expectations. At December 31, 1999, incompleted programs ranged from 60 to 70 percent complete and the Company estimates the costs to complete these projects to be approximately $2,900.

RESULTS OF OPERATIONS -- SELECTED ITEMS AS A PERCENTAGE OF NET SALES

     The following table sets forth, as a percentage of net sales, certain items in the Company's Condensed Consolidated Statements of Operations for the indicated periods:

                                                    SIX MONTHS ENDED
                                                      DECEMBER 31,        YEAR ENDED JUNE 30,
                                                    ----------------    -----------------------
                                                     1999      1998     1999     1998     1997
                                                    ------    ------    -----    -----    -----
Net sales.........................................  100.0%    100.0%    100.0%   100.0%   100.0%
Costs and expenses:
  Cost of sales...................................   61.8      68.5      70.3     60.4     52.9
  Marketing and selling...........................   17.9      23.7      23.3     17.8     18.3
  Research and development........................    6.0      10.5       9.1      6.4      6.7
  General and administrative......................    7.0      10.8      11.0      7.3      8.3
  Fiber optic joint venture formation costs.......     --        --        --      0.1      0.3
  Purchased research and development..............     --        --        --     10.8       --
  Special charges.................................     --      17.9      16.1      9.5       --
  Settlement of claim.............................     --        --        --       --      0.9
  Amortization of intangible assets...............    1.2       1.5       1.4      1.0      0.5
                                                    -----     -----     -----    -----    -----
Income (loss) from operations.....................    6.1     (32.9)    (31.2)   (13.3)    12.1
Other income (expense):
  Interest expense................................   (6.1)     (6.8)     (7.2)    (2.3)    (1.8)
  Interest income.................................    0.4       0.6       0.6      0.9      1.0
  Income (loss) from equity investments...........    0.1      (0.5)     (3.3)    (0.3)      --
                                                    -----     -----     -----    -----    -----
Income (loss) from continuing operations before
  income taxes, extraordinary charge and
  cumulative effect of accounting change..........    0.5     (39.6)    (41.1)   (15.0)    11.3
Income taxes......................................    0.3       3.4       1.2     (0.7)     3.1
                                                    -----     -----     -----    -----    -----
Income (loss) from continuing operations before
  extraordinary charge and cumulative effect of
  accounting change...............................    0.2     (43.0)    (42.3)   (14.3)     8.2
Recontinuance of previously discontinued
  operations......................................     --      (0.7)      0.7     (0.8)      --
                                                    -----     -----     -----    -----    -----
Income (loss) before extraordinary charge and
  cumulative effect of accounting change..........    0.2     (43.7)    (41.6)   (15.1)     8.2
Extraordinary charge from early extinguishment of
  debt, net of income tax benefits................     --        --      (0.5)    (0.3)      --
Cumulative effect of accounting change............     --      (2.7)     (1.2)      --       --
                                                    -----     -----     -----    -----    -----
Net income (loss).................................    0.2%    (46.4%)   (43.3%)  (15.4%)    8.2%
                                                    =====     =====     =====    =====    =====

     Factors which have affected the results of operations for the first six months of fiscal 2000 as compared to the first six months of fiscal 1999 are discussed below.

OVERVIEW OF THE RESULTS OF OPERATIONS -- FIRST SIX MONTHS OF FISCAL 2000 COMPARED TO FIRST SIX MONTHS OF FISCAL 1999

     The Company's operations for the first six months of fiscal 2000 resulted in net income of $198 compared to a net loss of $42,233 for the first six months of fiscal 1999.

     During the second quarter of fiscal 1999, the Company recorded special charges of $14,100 related to significant changes in its operations, which were intended to accelerate and intensify the Company's focus on its metal halide products. The special charges principally related to the execution of the Company's shift in strategic direction and included: limiting Pacific Rim expansion; changing global lamp manufacturing strategy; restructuring marketing operations in North America and Europe; accelerating an exit from noncore product lines; reducing excess overhead including staffing reductions; consolidating an equipment manufacturing operation into the Company's Solon, Ohio facility and significantly reducing the size of its operation; and, reducing capital expenditures. In addition, the Company incurred special charges of $2,981 related to the wind-down of portable fixture manufacturing operations, which are described in the section "Discontinued Operations Subsequently Retained." The special charges for the first six months of fiscal 1999 of $17,081 are classified in the consolidated statement of operations as cost of sales ($808) and special charges ($16,273).

     In conjunction with limiting its Pacific Rim expansion, the Company terminated production equipment contracts related to the completion of four lamp manufacturing equipment groups. Accordingly, in the second quarter of fiscal 1999, the Company reversed previously recognized sales of $14,961 and cost of sales of $6,413 related to these contracts, which were accounted for under the percentage-of-completion method.

SIX MONTHS ENDED DECEMBER 31, 1999 COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 1998

     Net sales. Net sales increased 27.6% to $116,065 in the first six months of fiscal 2000 from $90,991 in the first six months of fiscal 1999. Commercial and industrial sales increased 14.7% to $115,097 in the first half of fiscal 2000 as compared to $100,352 in the first half of fiscal 1999. Sales of Microsun residential product decreased to $968 in the first half of fiscal 2000 from $2,689 in the first half of fiscal 1999 due to the decision to wind-down the portable residential fixture manufacturing operations in the second quarter of fiscal 1999. No lamp equipment sales were recorded in the first half of fiscal 2000 due to the cessation of these sales in the second quarter of fiscal 1999. The first half of fiscal 1999 includes the reversal of $14,961 in lamp equipment sales due to the termination of equipment contracts noted above, offset by $2,911 of lamp equipment sales.

     Fiscal 2000 second quarter commercial and industrial sales (which exclude the residential and lamp equipment amounts discussed above) reflect continued growth in the sales of the Company's core U.S. metal halide operations, in non-metal halide products, and in overseas sales. The Company's commercial and industrial metal halide sales increased 13% (12% increase in the United States) from the year ago period. The Company's core metal halide materials business, a key indicator of industry trends, was up 46% from fiscal 1999. Geographically, these sales of materials were up 28% in the U.S. and grew 76% outside the U.S. The Company does not anticipate growth in materials sales to approach these rates in the second half of fiscal 2000, but does expect materials sales to continue to show strong growth.

     Commercial and industrial sales outside the U.S. increased 22%. The Company attributes the increase in international sales to increased sales of its materials and optical coatings, especially in the Pacific Rim. Sales of non-metal halide products grew 19%, representing strong sales of the Company's materials, particularly thin-film optical coating materials.

     Sales increases were driven by increased volume in the Company's materials, components and systems. Pricing in the metal halide lighting business is competitive, and prices for the Company's products have remained flat or declined slightly. The introduction of new products has helped to stabilize the Company's product pricing.

     The Company expects to see continued strong sales performance throughout fiscal 2000. It also believes that its expanded relationship with GE Lighting, along with its own e-commerce initiatives, could add a significant amount of revenues. However, the Company expects to reduce and manage its operating expense ratios with the goal of generating profits irrespective of its revenue growth. The Company has returned to profitability in the second quarter of fiscal 2000 and believes it prospects for continued profitability are good.

     Cost of Sales. Cost of sales increased 15.0% to $71,696 in the first six months of fiscal 2000 from $62,352 in the first six months of fiscal 1999. As a percentage of net sales, cost of sales decreased to 61.8% in the first six months of fiscal 2000 from 68.5% in the first six months of fiscal 1999. The Company's restructuring efforts in the second quarter of fiscal 1999 resulted in a significant disruption of the ongoing business of the Company, and as a result, a significant increase in its costs and expenses. The biggest single area of increased costs occurred as a result of the consolidation of the lamp and equipment operations. Three manufacturing sites were consolidated into one, which together with employee terminations, resulted in severe workforce disruption. Simultaneously, the Company attempted to accelerate production of new products such as Uni-Form(R) pulse start and began the implementation of extensive, new information systems. Largely as a result of these initiatives, the Company incurred significantly higher costs related to quality, rework and productivity issues.

     Cost of sales in the first six months of fiscal 1999 include a credit of $6,413 related to the termination of equipment contracts and $808 of inventory write-downs related to the exit of nonfocus product lines. Excluding these items, cost of sales increased 5.5% to $71,696 in the first six months of fiscal 2000 from $67,957 in the first six months of fiscal 1999. The abnormally high level of cost of sales in fiscal 1999 was primarily a result of the production problems noted above in the second quarter of fiscal 1999 as compared to a more normalized cost of sales amount in the second quarter of fiscal 2000. As a percentage of net sales, excluding the effect of the terminated equipment contracts and inventory write-downs, cost of sales decreased to 61.8% in the first six months of fiscal 2000 from 64.1% in the first six months of fiscal 1999.

     Marketing and Selling Expenses. Marketing and selling expenses decreased 3.5% to $20,792 in the first six months of fiscal 2000 from $21,552 in the first six months of fiscal 1999. Marketing and selling expenses for the first six months of fiscal 2000 increased in proportion to the increase in net sales (excluding the equipment sales reversal of $14,961 in fiscal 1999). Offsetting this increase was a reduction in marketing and selling expenses related to a change in the manner in which the Company is selling its residential portable lighting fixtures. In the first six months of fiscal 1999, the Company was utilizing newspaper ads in major metropolitan newspapers and catalogues to sell these fixtures. As described in the section "Discontinued Operations Subsequently Retained," the Company is now utilizing the customer service systems and personnel of an existing Company business, as well as the Internet at http://www.microsun.com, to receive, process and fill orders, which has resulted in a reduction in marketing and selling expenses. As a percentage of net sales, excluding the effect of the terminated equipment contracts in fiscal 1999, marketing and selling expenses decreased to 17.9% in the first six months of fiscal 2000 from 20.3% in the first six months of fiscal 1999.

     Research and Development Expenses. Research and development expenses decreased 27.0% to $6,978 in the first six months of fiscal 2000 from $9,562 in the first six months of fiscal 1999. Research and development expenses are incurred related to: (i) expansion of the new line of Uni-Form(R) pulse start lamps (with improved energy efficiency, quicker starting and restarting and a more compact arc source, which improves the light and reduces material costs) intended to replace many first generation metal halide lamps in industrial and commercial applications; (ii) development and testing of electronic power supply systems; (iii) development of new materials for the world's major lighting manufacturers; and, (iv) research and development efforts aimed at improving the coating process of optical thin-films to broaden the applications, developing new thin-film materials, and using coatings to develop improvements to lighting and telecommunications technologies. The decrease in research and development was primarily a result of a reduction in spending related to the development of Uni-Form(R) pulse start lamps and the Company's efforts to control the level of its research and development spending. As a percentage of net sales, excluding the effect of the terminated equipment contracts in fiscal 1999, research and development expenses decreased to 6.0% in the first six of fiscal 2000 from 9.0% in the first six months of fiscal 1999.

     General and Administrative Expenses. General and administrative expenses decreased 17.5% to $8,121 in the first six months of fiscal 2000 from $9,843 in the first six months of fiscal 1999. The decrease reflects the Company's efforts to control general and administrative costs and was primarily related to reductions in salaries and benefits and travel costs. As a percentage of net sales, excluding the effect of the terminated equipment contracts in fiscal 1999, general and administrative expenses decreased to 7.0% in the first six months of fiscal 2000 from 9.3% in the first six months of fiscal 1999.

     Special Charges. See discussion of special charges above.

     Amortization of Intangible Assets. Amortization expense remained relatively constant at $1,347 in the first six months of fiscal 2000 from $1,343 in the first six months of fiscal 1999. Amortization expense relates primarily to the amortization of goodwill and other intangible assets related to the January 1998 acquisitions of Ruud Lighting, Inc. and Deposition Sciences, Inc.

     Income (Loss) from Operations. As a result of the items noted above, income from operations in the first six months of fiscal 2000 was $7,131 as compared to a loss from operations in the first six months of fiscal 1999 of $29,934. Income from operations represented 6.1% of sales in fiscal 2000.

     Interest Expense. Interest expense increased to $7,113 in the first six months of fiscal 2000 from $6,181 in the first six months of fiscal 1999. This increase resulted primarily from the higher average debt outstanding during the first six months of fiscal 2000 as compared to the first six months of fiscal 1999.

     Interest Income. Interest income decreased to $434 in the first six months of fiscal 2000 from $566 in the first six months of fiscal 1999. This decrease is attributable to lower average cash equivalents and short-term investments in fiscal 2000 as compared to fiscal 1999, offset by an increase of approximately $200 in interest income from the loan to officer.

     Income (Loss) from Equity Investments. The income from equity investments in the first six months of fiscal 2000 represents $85 of earnings from the Company's investment in Fiberstars, Inc., a marketer and distributor of fiber optic lighting products. The loss from equity investments in fiscal 1999 represents $83 of earnings from the Company's investment in Fiberstars, Inc., offset by a $544 loss from the Company's investment in Venture Lighting Japan, a manufacturer and marketer of metal halide lamps in Japan.

     Income (Loss) from Continuing Operations before Income Taxes. The Company had income from continuing operations before income taxes of $537 during the first six months of fiscal 2000 as compared to a loss from continuing operations before income taxes of $36,010 during the first six months of fiscal 1999.

     Income Taxes. Income tax expense was $339 for the first six months of fiscal 2000 as compared to $3,093 in the first six months of fiscal 1999. The income tax expense in the first six months of fiscal 2000 relates primarily to certain of the Company's foreign operations.

     For the second quarter of fiscal 1999, the Company reported a pretax loss from continuing operations, including special charges, of $35,165, which created operating losses and future tax deductions for financial reporting purposes. Accordingly, at December 31, 1998, the Company recorded a valuation allowance for deferred tax assets related to all NOLs, tax credits and net deductible tax differences at December 31, 1998 in the amount of $15,503.

     At June 30, 1999, the Company had net operating loss carryforwards ("NOLs") of $57,309 available to reduce future United States federal taxable income, which expire in varying amounts from 2008 to 2019.

     The Company also has research and development credit carryforwards for tax purposes of approximately $3,006, which expire in varying amounts from 2005 to 2019. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $162, which may be used indefinitely to reduce regular federal income taxes.

     Also at June 30, 1999, the Company had foreign net operating loss carryforwards for tax purposes totaling $5,209 that expire in varying amounts from 2000 to 2005 and $10,587 that have no expiration dates.

     Recontinuance of Previously Discontinued Operations. See "Discontinued Operations Subsequently Retained" and Note I of "Notes to Condensed Consolidated Financial Statements (Unaudited)" for further discussion.

     Cumulative Effect of Accounting Change. During the fourth quarter of fiscal 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," effective July 1, 1998. The first six months of fiscal 1999 have been restated to reflect the cumulative effect of the accounting change of $2,443.

OVERVIEW OF THE RESULTS OF OPERATIONS -- FISCAL 1999 COMPARED TO FISCAL 1998

     The Company's operations for fiscal 1999 resulted in a loss from continuing operations before extraordinary charge and cumulative effect of change in accounting principle of $81,739 compared to a loss from continuing operations before extraordinary charge of $24,008 for fiscal 1998. The Company realized a net loss of $83,753 for fiscal 1999, compared to a net loss of $25,943 for fiscal 1998.

     The following factors should be considered in comparing the Company's continuing operations for fiscal 1999 and fiscal 1998:

     - Results for fiscal 1999 include $35,063 in special charges ($1.73 per share) and the effect of termination of equipment contracts of $8,548 ($.42 per share).

     - Results for fiscal 1998 include $17,984 in special charges ($0.99 per share) and $18,220 of purchased in-process research and development ($1.00 per share).

     After excluding the above charges, the Company's operating activities would have resulted in a loss from continuing operations before income taxes and extraordinary charge of $35,847 for fiscal 1999, as compared to income from continuing operations before income taxes and extraordinary charges of $10,885 for fiscal 1998.

FISCAL 1999 COMPARED WITH FISCAL 1998

     Net sales. Net sales increased 14.8% to $193,203 for the fiscal year ended June 30, 1999 from $168,349 for the fiscal year ended June 30, 1998. This increase includes a 31.7% increase in sales (excluding lamp equipment sales and reversals which ceased in the second quarter of fiscal 2000) to $205,193 for fiscal 1999 from $155,824 for fiscal 1998, offset by the impact of lamp equipment sales and reversals. Net sales in fiscal 1999 include the reversal of $14,961 related to the termination of lamp equipment contracts, and $2,971 of lamp equipment sales recorded prior to the reversal of lamp equipment contracts. Net sales of lamp equipment in fiscal 1998 totaled $12,525.

     The 31.7% increase in net sales noted above reflects continued growth in the sales of the Company's core U.S. metal halide operations. The Company's metal halide sales for fiscal 1999 increased 38% (54% increase in the United States) from fiscal 1998, substantially from the acquisition of Ruud Lighting, Inc. as well as internal growth. Metal halide sales grew to 74% of total sales from 71% a year earlier. The Company's core metal halide materials business, a key indicator of industry trends, was up 9% from fiscal 1998. Geographically, these sales of materials were up 5% in the U.S. and grew 16% outside the U.S.

     The 31.7% increase in net sales also includes a reduction in sales outside the U.S. of 2%. The Company attributes the soft overseas market to the difficult international economic environment in fiscal 1999. Sales of non-metal halide products increased 17% due primarily to the acquisitions of Ruud Lighting, Inc. and Deposition Sciences, Inc. in fiscal 1998. The increase resulting from the acquisitions was offset by a 27% decline in sales of non-metal halide products from the Company's existing businesses, as the Company has been strategically reducing its presence in the non-metal halide market.

     Sales increases were driven by increased volume in the Company's materials, components and systems. Pricing in the metal halide lighting business is competitive, and prices for the Company's products have remained flat or declined slightly. The introduction of new products has helped to stabilize the Company's product pricing.

     Costs and Expenses. The Company's restructuring efforts in fiscal 1999 resulted in a significant disruption of the ongoing business of the Company, and as a result, a significant increase in its costs and expenses. The biggest single area of increased costs over fiscal 1998 occurred as a result of the consolidation of the lamp and equipment operations. Three manufacturing sites were consolidated into one, which together with employee terminations, resulted in severe workforce disruption. Simultaneously, the Company attempted to accelerate production of new products such as Uni-Form(R) pulse start and began the implementation of new information systems. Largely as a result of these initiatives, the Company incurred significantly higher costs related to quality, rework and productivity issues, which are not included within the special charges classification.

     Cost of Sales. Cost of sales increased 33.5% to $135,773 in fiscal 1999 from $101,697 in fiscal 1998. The increase was primarily attributable to higher sales levels and to the disruption caused by the Company's restructuring activities noted above. As a percentage of net sales, cost of sales increased to 70.3% in fiscal 1999 from 60.4% in fiscal 1998 (As a percentage of net sales, excluding the effect of termination of equipment contracts and inventory write-downs, cost of sales increased to 66.4% from 59.2%). The Company believes that the benefit of its restructuring actions, together with its ongoing efforts to cut costs, should begin to gradually reduce the Company's cost of sales as a percentage of sales to 60% or less within the next twelve months.

     Marketing and Selling Expenses. Marketing and selling expenses increased 50.2% to $45,035 in fiscal 1999 from $29,990 in fiscal 1998. As a percentage of net sales, marketing and selling expenses increased to 23.3% in fiscal 1999 from 17.8% in fiscal 1998. This increase is a result of increased expenses incurred in connection with the launch of the Company's Uni-Form(R) pulse start products, increased expenses involved in opening new markets to the Company's products, and increased product promotional costs. The Company anticipates the sales of Uni-Form(R) pulse start products and sales into new markets should increase and that the level of marketing and selling expenses will decline gradually over the next several quarters to approximately 17% to 18% of sales.

     Research and Development Expenses. Research and development expenses increased 63.1% to $17,680 in fiscal 1999 from $10,843 in fiscal 1998. This increase arose from increased spending for the: (i) expansion of the new line of Uni-Form(R) pulse start products (with improved energy efficiency, quicker starting and restarting and a more compact arc source, which improves the light and reduces material costs) intended to replace many first generation metal halide lamps in industrial and commercial applications; (ii) development and testing of electronic power supply systems; (iii) development of new materials for the world's major lighting manufacturers; and, (iv) research and development efforts aimed at improving the coating process of optical thin-films to broaden the applications, developing new thin-film materials, and using coatings to develop improvements to lighting and telecommunications technologies. As a percentage of net sales, research and development expenses increased to 9.1% in fiscal 1999 from 6.4% in fiscal 1998. The Company anticipates this level of expense to decline gradually over the next several quarters to approximately 7%.

     General and Administrative Expenses. General and administrative expenses increased 73.6% to $21,192 in fiscal 1999 from $12,208 in fiscal 1998. The increase in general and administrative expenses of $8,984 relates to an overall increase in the size and complexity of the Company and relates in part to fully-integrating its core and acquired U.S. operations and the implementation of new information systems. Expense increases primarily reflect legal, accounting and consulting fees; personnel and related costs; travel; communications costs; relocation costs; and equipment depreciation and rent. As a percentage of net sales, general and administrative expenses increased to 11.0% in fiscal 1999 from 7.3% in fiscal 1998.

     Fiber Optic Joint Venture Formation Costs. On May 6, 1997, the Company entered into a joint development agreement with Rohm and Haas Company ("Rohm and Haas"), for the development of advanced fiber optic cable systems using metal halide lamps. On December 31, 1997, the Company and Rohm and Haas completed a series of agreements that resulted in the formation of Unison Fiber Optics Lighting Systems LLC ("Unison"). In connection with this joint venture, the Company incurred $212 of formation and development costs which was charged to operations during fiscal 1998.

     Purchased Research & Development. In connection with its acquisition of DSI in January 1998, the Company acquired in-process research and development valued at $18,220. In accordance with generally accepted accounting principles, the entire amount has been recorded as an expense in fiscal 1998.

     Special Charges. See discussion of special charges under "Fiscal 1999 Special Charges" and "Fiscal 1998 Special Charges" and Note K of "Notes to Consolidated Financial Statements" for further discussion.

     Amortization of Intangible Assets. Amortization expense increased to $2,789 in fiscal 1999 from $1,691 in fiscal 1998 due to the amortization of goodwill and other intangible assets related to the January 1998 acquisitions of Ruud Lighting and DSI.

     Income (Loss) from Operations. As a result of the aforementioned factors, during fiscal 1999, the Company incurred a loss from operations of $60,373, as compared to a loss from operations of $22,430 during fiscal 1998. Excluding the special charges and the effect of termination of equipment contracts mentioned above, the loss from operations in fiscal 1999 was $16,762. In fiscal 1998, income from operations was $13,774, excluding purchased in-process research and development of $18,220 and special charges of $17,984.

     Interest Expense. Interest expense increased to $13,889 in fiscal 1999, as compared to $3,818 in fiscal 1998. This increase was primarily the result of the higher average debt outstanding.

     Interest Income. Interest income decreased to $1,122 in fiscal 1999 from $1,430 in fiscal 1998. This decrease is attributable to lower average cash equivalents and short-term investments in fiscal 1999 as compared to fiscal 1998, partially offset by $520 in interest earnings from the $9,000 loan to an officer.

     Loss from Equity Investments. The loss from equity investments represents $109 of earnings from the Company's investment in Fiberstars, Inc., a marketer and distributor of fiber optic lighting products, offset by a pretax noncash write-down of $5,883 related to the Company's investment in the Unison joint venture and a $544 loss from the Company's investment in Venture Lighting Japan, a manufacturer and marketer of metal halide lamps in Japan.

     Loss from Continuing Operations before Income Taxes, Extraordinary Charge and Cumulative Effect of Change in Accounting Principle. As a result of the aforementioned factors, during fiscal 1999, the Company incurred a loss from continuing operations before income taxes, extraordinary charge and cumulative effect of change in accounting principle of $79,458, as compared to a loss from continuing operations before income taxes and extraordinary charges of $25,319 during fiscal 1998. Excluding the total special charges and the effect of termination of equipment contracts mentioned above, the Company incurred a loss from continuing operations before income taxes, extraordinary charge and cumulative effect of change in accounting principle of $35,847 during fiscal 1999. In fiscal 1998, income from continuing operations before income taxes and extraordinary charges was $10,885, excluding purchased in-process research and development of $18,220 and special charges of $17,984.

     Income Taxes. At June 30, 1999, the Company had net operating loss carryforwards ("NOLs") of $57,309 available to reduce future United States federal taxable income, which expire in 2008 through 2019.

     The Company also has research and development credit carryforwards for tax purposes of approximately $3,006, which expire in 2005 through 2019. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $162, which may be used indefinitely to reduce regular federal income taxes.

     Also, at June 30, 1999, the Company had foreign net operating loss carryforwards for tax purposes totaling $5,209 that expire in 2000 to 2005 and $10,587 that have no expiration dates.

     For fiscal 1999, the Company reported a pretax loss from continuing operations, including special charges, of $79,458; an extraordinary charge from the early extinguishment of debt of $902; and, a cumulative effect of change in accounting for start-up costs of $2,443, all of which created $82,803 of operating losses and future tax deductions for financial reporting purposes. Accordingly, at June 30, 1999, the Company has recorded a valuation allowance for deferred tax assets of $30,322 related to all NOLs, tax credits and net deductible tax differences.

     Recontinuance of Previously Discontinued Operations. See discussion under "Discontinued Operations Subsequently Retained" and Note L of "Notes to Consolidated Financial Statements" for further discussion.

     Extraordinary Charge. The Company recorded a $902 extraordinary charge during fiscal 1999 and a $604 extraordinary charge (net of applicable income taxes of $311) during fiscal 1998, representing costs associated with the early extinguishment of debt.

     Cumulative Effect of Change in Accounting Principle. The Company recorded a cumulative effect of a change in accounting principle of $2,443 ($.12 per diluted common share) related to the adoption of the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

OVERVIEW OF THE RESULTS OF OPERATIONS -- FISCAL 1998 COMPARED TO FISCAL 1997

     The Company's operations for fiscal 1998 resulted in a loss from continuing operations before extraordinary charge of $24,008 compared to income from continuing operations before extraordinary charge of $7,104 for fiscal 1997. The Company realized a net loss of $25,943 for fiscal 1998, compared to net income of $7,104 for fiscal 1997.

     The following factors should be considered in comparing the Company's continuing operations for fiscal 1998 and fiscal 1997:

     - Results for fiscal 1998 include $17,984 in special charges ($.99 per share) and $18,220 of purchased in-process research and development ($1.00 per share).

     - Results for fiscal 1997 include a nonrecurring charge of $771 ($.06 per share) in settlement of a claim.

     After excluding the above charges, the Company's operating activities would have resulted in income from continuing operations before income taxes and extraordinary charge of $10,885 for fiscal 1998, as compared to $10,572 of income from continuing operations before income taxes and extraordinary charge that would have been reported for fiscal 1997.

FISCAL 1998 COMPARED WITH FISCAL 1997

     Net sales. Net sales increased 94.6% to $168,349 for the fiscal year ended June 30, 1998 from $86,490 for the fiscal year ended June 30, 1997. The increase in system components, materials and systems ($75,968) was primarily attributable to increased unit volume, including a $25,419 increase from the Company's power supply subsidiaries acquired in the second half of fiscal 1997 and a $32,384 increase from the Company's Ruud Lighting subsidiary, which was acquired on January 2, 1998. The increase in equipment sales ($5,891) resulted from an increase in equipment contracts-in-progress, as compared with the number of contracts-in-progress during fiscal 1997.

     Cost of Sales. Cost of sales increased 122.3% to $101,697 in fiscal 1998 from $45,738 in fiscal 1997. As a percentage of net sales, cost of sales increased to 60.4% for fiscal 1998 from 52.9% for fiscal 1997. The increase was primarily attributable to increased unit volume, but also reflects a change in the product mix, whereby lower-margin power supply products represented a larger component of total sales in fiscal 1998. Cost of sales in fiscal 1998 included a $2,066 write-down of inventory related to the rationalization of the Company's global power supply operations and the elimination of certain nonfocus product lines. After excluding this write-down, cost of sales increased 117.8% to $99,631, or 59.2% of net sales.

     Marketing and Selling Expenses. Marketing and selling expenses increased 89.4% to $29,990 for fiscal 1998, compared with $15,832 for fiscal 1997. Marketing and selling expenses, as a percentage of net sales, decreased to 17.8% during fiscal 1998, from 18.3% during fiscal 1997. This decrease as a percentage of net sales reflects the leveraging of certain fixed marketing and selling expenses as sales levels increase and relatively lower marketing expenses associated with the sale of power supplies, partially offset by increased expenses in connection with the launch of the Company's Uni-Form (R) pulse start products and increased newspaper advertising and catalogue costs related to the marketing of residential portable lighting fixtures.

     Research and Development Expenses. Research and development expenses increased 86.8% to $10,843 in fiscal 1998 from $5,804 in fiscal 1997. This increase arose from increased spending for the: (i) expansion of the line of new lamps (with improved energy efficiency, quicker starting and restarting and a more compact arc source, which improves the light and reduces material costs) intended to replace many first generation metal halide lamps in industrial and commercial applications; (ii) development and testing of electronic power supply systems; and, (iii) development of new materials for the world's major lighting manufacturers. As a percentage of net sales, research and development expenses decreased to 6.4% in fiscal 1998 from 6.7% in fiscal 1997.

     General and Administrative Expenses. General and administrative expenses increased 69.9% to $12,208 in fiscal 1998 from $7,184 in fiscal 1997. As a percentage of net sales, general and administrative expenses decreased to 7.3% in fiscal 1998 from 8.3% in fiscal 1997. The decrease as a percentage of net sales primarily reflects a spending growth rate considerably lower than sales increases through the leveraging of fixed costs as sales levels increase.

     Fiber Optic Joint Venture Formation Costs. On May 6, 1997, the Company entered into a joint development agreement with Rohm and Haas Company, for the development of advanced fiber optic cable systems using metal halide lamps. On December 31, 1997, the Company and Rohm and Haas completed a series of agreements that resulted in the formation of Unison, a joint venture that focuses on the manufacture and sale of fiber optic lighting systems to the worldwide lighting market. In connection with this joint venture, the Company incurred $212 of formation and development costs which was charged to operations during fiscal 1998, in addition to $286 of such costs which were charged to operations during fiscal 1997.

     Purchased Research & Development. In connection with its acquisition of DSI in January 1998, the Company acquired in-process research and development valued at $18,220. In accordance with generally accepted accounting principles, the entire amount has been recorded as an expense in fiscal 1998.

     Special Charges. During the third quarter of fiscal 1998, the Company recorded special charges related to the Company's decision to refocus and restructure its recently acquired global power supply operations to focus on opportunities in metal halide. With the January 1998 acquisition of Ruud Lighting, Inc., the Company accelerated this rationalization of its existing power supply manufacturing operations and distribution activities in order to capitalize on new opportunities not previously available. This assessment resulted in (a) the discontinuance of certain power supply products at the Company's power supply facilities, (b) the write-down of certain intangible and fixed assets and (c) a $2,066 write-down of inventory which is classified in cost of sales. Additionally, the special charges, which total $17,984 (including the $2,066 write-down of inventory discussed above), cover the elimination of certain nonfocus product lines, the cost of consolidating distribution activities and facilities, the write-down of assets in connection with the implementation of new information systems and a reassessment of investments.

     Settlement of Claim. During the second quarter of fiscal 1997, the Company paid $475 in an out-of-court settlement of a claim brought by certain former common shareholders of a predecessor of the Company. The charge of $771 ($.06 per share) represents the $475 settlement plus legal and other directly-related costs, net of insurance recoveries.

     Amortization of Intangible Assets. Amortization expense increased to $1,691 in fiscal 1998 from $406 in fiscal 1997 due to the amortization of goodwill and other intangible assets related to the acquisitions of Ruud Lighting and Deposition Sciences which were completed in January 1998.

     Income (Loss) from Operations. The Company incurred a loss from operations of $22,430 during fiscal 1998 as compared to income from operations of $10,469 during fiscal 1997. Excluding the special charges, purchased in-process research and development, and nonrecurring charge for the settlement noted above, income from operations for fiscal 1998 increased to $13,774, a 22.5% increase over the income from operations of $11,240 for fiscal 1997. As a percentage of net sales, income from operations excluding these items decreased to 8.2% in fiscal 1998 from 13.0% in fiscal 1997.

     Interest Expense. Interest expense increased to $3,818 during fiscal 1998 as compared to $1,513 during fiscal 1997. This increase resulted primarily from the higher average debt outstanding during fiscal 1998 as compared to fiscal 1997.

     Interest Income. Interest income increased to $1,430 in fiscal 1998 as compared to $845 in fiscal 1997. This increase is attributable to higher average cash equivalents and short-term investments during fiscal 1998 as compared to fiscal 1997.

     Loss from Equity Investments. Loss from equity investments for fiscal 1998 resulted from recognition of the Company's proportionate share of losses recorded by equity investees accounted for by the equity method. There were no comparable amounts in fiscal 1997.

     Income (Loss) from Continuing Operations before Income Taxes and Extraordinary Charge. The Company incurred a loss from continuing operations before income taxes and extraordinary charge of $25,319 during fiscal 1998 as compared to income from continuing operations before income taxes and extraordinary charge of $9,801 during fiscal 1997. Excluding the special charges, purchased in-process research and development, and nonrecurring charge for the settlement noted above, income from continuing operations before income taxes and extraordinary charge for fiscal 1998 increased to $10,885, a 3.0% increase over the income from continuing operations before income taxes and extraordinary charge of $10,572 for fiscal 1997. As a percentage of net sales, income from continuing operations before income taxes and extraordinary charge excluding these items decreased to 6.5% in fiscal 1998 from 12.2% in fiscal 1997.

     Income Taxes. The Company recorded a credit of $1,311 related to income taxes for fiscal 1998 as compared to income taxes of $2,697 for fiscal 1997. As a percentage of income (loss) from continuing operations before income taxes and extraordinary items, the effective income tax rate was (5.2)% in fiscal 1998 as compared to 27.5% in fiscal 1997.

     A number of items affect the comparability of the fiscal 1998 and fiscal 1997 effective tax rates. The most significant of these items in fiscal 1998 are the nondeductibility of purchased research and development of $18,220 and certain of the Company's special charges, offset by research and development tax credits. The most significant item reducing the effective tax rate in fiscal 1997 from the Company's statutory rate was the adjustment of deferred tax liabilities, which reduced the Company's tax provision by $1,000. See Note J to "Notes to Consolidated Financial Statements" for further information.

     At June 30, 1998, the Company had United States net operating loss carryforwards ("NOLs") for tax purposes of approximately $1,960 to offset future taxable income. The domestic NOLs expire in fiscal years 2008 through 2011. In addition, the Company had foreign tax loss carryforwards of $579 with various expiration dates.

     Recontinuance of Previously Discontinued Operations. See discussion under "Discontinued Operations Subsequently Retained" and Note L to "Notes to Consolidated Financial Statements" for further discussion.

     Extraordinary Charge. The Company recorded a $604 extraordinary charge (net of applicable income tax benefits of $311) in fiscal 1998, representing costs associated with the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal financial requirements are for market development activities, research and development efforts, investments in business acquisitions, joint ventures and working capital. These requirements have been, and the Company expects they will continue to be, financed through a combination of cash flow from operations, borrowings under various credit facilities and the sale of stock.

     Cash decreased $1,766 during the first six months of fiscal 2000. Uses of cash consisted of $3,670 used in operating activities and $4,478 used in investing activities. These uses of cash were offset by net financing activities of $6,382.

     Cash decreased $18,337 during the year ended June 30, 1999. Uses of cash consisted of $19,312 used in operating activities and $28,914 used in investing activities. These uses of cash were offset by net financing activities of $29,889.

     Net cash used in operating activities. Net cash used in operating activities totaled $3,670 during the first six months of fiscal 2000 as compared to $17,819 in the first six months of fiscal 1999. The increase in trade receivables of $7,835 was the most significant usage, and was primarily a result of the increase in sales. Net cash used in operating activities totaled $19,312 in fiscal 1999 as compared to $13,528 in fiscal 1998. Inventory levels decreased $4,138 in fiscal 1999, excluding the effect of noncash special charges and terminated equipment contracts, as a result of the Company's efforts to manage its inventory levels more effectively. In spite of these usages of cash the Company intends to manage its cash resources to generate positive cash flow from operating activities for the full fiscal year 2000 and beyond. In the second quarter of fiscal 2000, the Company generated net cash from operating activities of $1,299.

     Net cash used in investment activities. During the first six months of fiscal 2000, investing activities used $4,478 of cash, which was primarily represented by a $2,878 usage for capital expenditures and a $1,920 investment in affiliates, offset by a $350 source of funds from the sale of a short-term investment. During fiscal 1999, investing activities used $28,914 of cash including $22,130 for capital expenditures, $4,390 related to the purchases of businesses and $2,394 related to investments in affiliates.

     Capital expenditures, primarily for production equipment and leasehold and facility improvements, totaled $2,878 during the first six months of fiscal 2000 as compared to $17,956 during the first six months of fiscal 1999. Capital expenditures in fiscal 2000 related to additional machinery and equipment to improve production processes, which should result in increased productivity and capacity in the production of lamps, power supplies and other lighting system products.

     Capital expenditures, primarily for production equipment and leasehold and facility improvements, totaled $22,130 in fiscal 1999 as compared to $32,579 in fiscal 1998. Capital expenditures in fiscal 1999 related to facilities enhancements, primarily at the Company's headquarters in Solon, Ohio, and at several of its subsidiaries, and additional machinery and equipment to improve production processes, which should result in increased productivity and capacity in the production of lamps, power supplies and other lighting system products.

     The Company has modified its growth and capital expansion plans due to the present limited availability of cash resources. Specifically, the Company will limit its capital expenditures for at least the next twelve months and, as a result, the Company has postponed the acquisition of certain capital equipment and, for all practical purposes, facilities expenditures have been completed.

     As a result of the Company's decision to terminate joint venture equipment contracts in the quarter ended December 31, 1998, approximately $6,500 of new production equipment is available for installation at the Company's Solon, Ohio lamp manufacturing facility. The Company estimates its maintenance level for capital expenditures will approximate $6,000 to $8,000 over the next twelve months. Future capital expenditures beyond this level will be discretionary, as the Company presently has sufficient operating capacities to support several years of sales growth at its historical rates.

     To expand the Company's ability to develop and market new metal halide products and systems, the Company has made a number of acquisitions and strategic investments, the most notable of which, completed in January 1998, are described below.

     On January 28, 1998, the Company completed the acquisition of Deposition Sciences, Inc. ("DSI"), of Santa Rosa, California. DSI is a leader in the development of sophisticated thin film deposition systems and coatings for lighting applications, with particular emphasis on coatings for metal halide lighting systems, and other applications, including aerospace, defense and automotive applications. The stock of DSI was acquired in a privately-negotiated transaction. The purchase price consisted of 599,717 shares of the Company's Common Stock and approximately $14,500 in cash. DSI has subsequently achieved technological feasibility on certain telecommunications products under development at the time of the acquisition.

     On January 2, 1998, the Company acquired all of the capital stock outstanding of Ruud Lighting (the "Ruud Stock"), located in Racine, Wisconsin. Ruud Lighting manufactures and directly markets HID lighting systems, principally focusing on metal halide installations for commercial, industrial and outdoor lighting applications. The Ruud Stock was acquired from the five shareholders of Ruud Lighting in a privately negotiated purchase transaction. The purchase price for the Ruud Stock consisted of three million shares of the Company's Common Stock and approximately $35,500 in cash.

     Net cash provided by financing activities. During the first six months of fiscal 2000, net financing activities provided cash of $6,382, which included $20,203 of cash provided from the investment from GE, offset by net repayments of borrowings under the Company's revolving credit facilities of $7,936 and net repayments of long-term debt and capital leases of $6,205.

     During fiscal 1999, net financing activities provided cash of $29,889, which included $5,456 of cash provided from net borrowings under the Company's revolving credit facilities, net borrowings of long-term debt and capital leases of $32,636 and a loan to an officer of $9,000.

     On March 13, 1998, the Company sold $100,000 of Old Notes, resulting in net proceeds of $96,150. Approximately $76,300 of the net proceeds of the Old Notes were used to repay amounts outstanding under the Company's existing credit facility, thereby lengthening the average term of the Company's debt, most of which had been incurred to finance the acquisitions of Ruud Lighting and DSI. From September 14, 1998 until completion of the Exchange Offer, the Old Notes bear interest at 8.5%.

     Pursuant to a loan agreement dated October 8, 1998, between the Company and its Chairman and Chief Executive Officer (the "CEO"), the Company loaned $9,000 to its CEO for a one-year term at an interest rate of 8%. The loan was made following approval by the Company's Board of Directors. The proceeds of the loan were used by the Company's CEO to reduce the principal balance outstanding of a margin account loan, which is secured by 2,053,070 shares of the Company's Common Stock owned by the CEO and a related entity. In connection with the loan, the Company's Board of Directors asked for and received the CEO's agreement to extend the term of his employment agreement to December 31, 2003. The loan agreement prohibits the CEO from encumbering his shares of the Company's Common Stock in any manner except pursuant to the existing agreements governing the CEO's margin account, without the consent of the Company's Board of Directors.

     The CEO paid accrued interest of $720 on the loan through October 6, 1999. The principal on the loan was due on October 6, 1999. On January 25, 2000, the Board agreed that Mr. Hellman would not be required to repay the loan until October 6, 2000. However, if the price of the Company's Common Stock reaches $12 per share (a level which the directors believe would permit repayment of the CEO's margin loan and refinancing with another lender), the Board and the CEO will discuss earlier repayment of all or a portion of the loan. The directors have informed the CEO that the Company may require immediate payment of the loan if the Company requires the payment to prevent an unacceptable strain on cash resources.

     Ability to advance future operations. The Company has begun to implement, and will continue to implement, changes in its operations and investment activities intended to reduce the use of its cash resources to a level at or below the cash flow generated by its operations and investments.

     The Company's working capital (current assets less current liabilities) at December 31, 1999 was $23,974, resulting in a working capital ratio of current assets to current liabilities of 1.4 to 1.0, as compared to $18,274 or 1.3 to
1.0 at June 30, 1999. As of December 31, 1999, the Company had $2,064 in cash and cash equivalents.

     The interest-bearing obligations of the Company totaled $147,367 as of December 31, 1999, and consisted of: $24,235 of borrowings under the Bank Credit Facility; $100,000 of Notes; mortgages of $17,046; a promissory note due to an affiliate of $3,000; borrowings of a foreign subsidiary of $2,009; and capital leases of $1,077.

     In May 1999, the Company replaced its existing credit facility with a $75,000 Bank Credit Facility consisting of a $50,000 revolving credit loan and $25,000 term loan provided by several financial institutions. Subsequent to June 30, 1999 the Company reduced the Bank Credit Facility to $60,000 from $75,000. Proceeds from the facility were used to repay the Company's existing credit facility and certain other long-term debt. The revolving credit loan has a three-year term expiring in May 2002. Interest rates on loans outstanding are based, at the Company's option, on LIBOR plus 2.75% or the agent bank's prime rate. Availability of borrowings is determined by the Company's eligible accounts receivable and inventories. Following the GE investment on October 6, 1999, the proceeds were applied to reduce the term loan to $20,000 and the remainder of the proceeds were applied to the $40,000 revolving credit facility. The term loan has a five-year term expiring in May 2004. The Company pays monthly principal payments of $298, with the unpaid balance due at maturity. Interest rates on the term loan are based, at the Company's option, on LIBOR plus 3.25% or the agent bank's prime rate.

     The Bank Credit Facility contains certain affirmative and negative covenants customary for this type of agreement, prohibits cash dividends, and includes financial covenants with respect to the coverage of certain fixed charges. The principal security for the revolving credit loan is substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries. The term loan is secured by substantially all of the Company's machinery and equipment and is cross-collateralized and secured with the revolving credit loan.

     The new Bank Credit Facility replaced the Company's existing credit facility, which was in default as of March 31, 1999, due to the inability to meet financial covenants related to maintaining certain levels of net worth and earnings. The existing credit facility lenders provided the Company with a waiver of default in anticipation of the refinancing. The Company accomplished the refinancing of the existing credit facility on May 21, 1999 and was able to obtain sufficient borrowing capacity and liquidity to meet its operating requirements and make necessary capital expenditures.

     The Company's implementation of the cost reduction and cash flow enhancement initiatives including consolidation of equipment and lamp-making operations, reductions in capital expenditures, consolidation of international operations, reduction of corporate expenses, and overall workforce reductions should favorably impact the future cash flow of the Company. The Company intends to manage its expenditures to generate positive cash flow in fiscal 2000 and beyond.

     The Company believes that the available cash, cash flow from operations, and the initiatives outlined above, along with availability under its existing Bank Credit Facility, will enable the Company to fund its operations for at least the next 12 months. Beyond this time, the Company believes a return to profitability and positive cash flow from operations, its strategic relationship with GE, and the growth in the popularity and applications for metal halide products and systems should enable the Company to access additional capital resources, as needed.

FOREIGN CURRENCY

     Approximately 34% of the Company's net sales in fiscal 1999, were denominated in currencies other than U.S. dollars, principally Pounds Sterling, Australian dollars and Canadian dollars. A weakening of such currencies versus the U.S. dollar could have a material adverse effect on the Company. The Company currently does not hedge its foreign currency exposure.

MARKET RISK DISCLOSURES

     Market Risk Disclosures. The following discussion about the Company's market risk disclosures involves forward looking statements. Actual results could differ materially from those projected in the forward looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments for speculative or trading purposes.

     Interest Rate Sensitivity. The following table provides information about the Company's debt obligations and financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principle cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates as derived from published spot rates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates.

                                                      JUNE 30,                                        FAIR VALUE
                                        -------------------------------------                          JUNE 30,
                                        2000    2001    2002    2003    2004    THEREAFTER   TOTAL       1999
        (DOLLARS IN MILLIONS)           -----   -----   -----   -----   -----   ----------   ------   ----------
Liabilities
  Long-term Debt, including
    Current Portion
      Fixed Rate......................  $ 0.9   $ 0.9   $ 0.7   $ 0.4   $ 0.4     $105.7     $109.0     $106.2
      Average Interest Rate...........    8.5%    8.5%    8.5%    8.5%    8.5%       8.5%
      Variable Rate...................  $ 7.4   $ 4.4   $17.2   $ 4.3   $18.0     $  0.5     $ 51.8     $ 51.8
      Average Interest Rate...........    8.1%    8.6%    8.8%    8.8%    8.9%      10.0%
Interest Rate Derivative
  Financial Instruments Related to
  Debt
  Interest Rate Swaps
      Pay fixed, notional amount......     --      --      --      --   $10.0         --     $ 10.0     $ (0.2)
      Average Pay Rate................    6.6%    6.6%    6.6%    6.6%    6.6%
      Average Receive Rate............    5.7%    6.2%    6.4%    6.5%    6.6%

     The Company is obligated under its Bank Credit Facility to limit its exposure to fluctuating interest rates for a minimum of $10,000. During fiscal 1999, the Company terminated two interest rate swaps with notional amounts of $25,000 each, and entered into an interest rate swap with a notional amount of $10,000, as set forth in the table above. The notional amount is used to calculate the contractual cash flow to be exchanged and does not represent exposure to credit loss. If this agreement had been settled at June 30, 1999, the Company would have paid approximately $200.

     Liabilities at June 30, 1998, included $111,000 of fixed-rate debt and $7,700 of variable-rate debt. Interest rates on the fixed-rate debt to maturity ranged from 7.9% to 8.1%, while interest rates on the variable-rate debt to maturity was LIBOR plus 1% to 2%. The Company terminated during fiscal 1999 two interest rate swaps that were in place at June 30, 1998.

     Foreign Currency Exchange Risk. The Company currently does not hedge its foreign currency exposure and, therefore, has not entered into any forward foreign exchange contracts to hedge foreign currency transactions.

     The Company has operations outside the United States with foreign-currency denominated assets and liabilities, primarily denominated in pounds sterling, Australian dollars, and Canadian dollars. Because the Company has foreign-currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The unhedged foreign currency balance sheet exposures as of June 30, 1999 are not expected to result in a significant impact on earnings or cash flows.

     Revenues from customers outside the United States represented approximately 33% of net sales during fiscal 1999. As the Company has expanded its international operations, its sales and expenses denominated in foreign currencies have expanded and that trend is expected to continue. Thus, certain sales and expenses have been, and are expected to be subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on margins.

     There have been no material changes in the above market risk disclosures for the period from June 30, 1999 to December 31, 1999.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     The Company has not yet adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires that all derivatives, such as interest rate exchange agreements (swaps), be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through the results of operations. Derivatives determined to be hedges will be adjusted to fair value through either the results of operations or other comprehensive income, depending on the nature of the hedge. The Company is required to adopt FAS No. 133, as subsequently amended by FAS No. 137, on July 1, 2000. The impact, if any, on net income, comprehensive income and financial position will depend on the amount, timing and nature of any agreements entered into by the Company.

IMPACT OF INFLATION

     Although inflation has slowed in recent years, it continues to be a factor in our economy. However, management does not believe that inflation has or will have a significant impact on its operations. Although the Company has not raised prices significantly in recent years, it has been able to lower overall costs sufficiently to offset inflation.

                                    BUSINESS

     The Company is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines superior energy efficient illumination with long life, excellent color rendition and compact lamp size. The Company has integrated vertically to design, manufacture and market a broad range of metal halide products, including materials used in the production of lamps and lamps and other components for lighting systems, as well as complete metal halide lighting systems. The Company's materials and components are used in the manufacture of its own lighting systems for sale to end-users and are sold to third party manufacturers for use in the production of their metal halide products. The vertical integration of the Company's approach to its products is illustrated below:

                        [METAL HALIDE INTEGRATION CHART]

     Invented approximately 35 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of any available lighting technology. A 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. Metal halide lighting is currently used in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. Due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to "metal halidize" applications currently dominated by older technologies, incandescent and fluorescent. For example, metal halide lighting has recently been introduced in fiber optic, projection television and automotive headlamp applications and the Company has introduced a line of portable metal halide fixtures. The Company believes that applications for metal halide lamps will continue to increase as metal halide systems become more widely known and available.

     Management believes the Company is the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, the Company has developed substantial expertise in all aspects of this industry. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced metal halide product development and manufacturing capabilities. The Company believes it supplies 100% of the metal halide salts used in domestic metal halide lamp production and in excess of 80% of those used worldwide. It is also a leading domestic producer of other metal halide materials. The Company also develops and manufactures thin film coatings for metal halide and other applications. The Company currently markets over 460 different types of metal halide lamps (76 specialty, 258 "second-generation" Uni-Form(R) pulse start and 132 standard-type), giving it the most diverse product line of any metal halide lamp manufacturer. In addition, the Company offers components such as more than 450 magnetic and electric power supply products for metal halide and other HID lamp systems and produces and markets complete metal halide systems, which consist of a lamp, power supply, related electronic controls, optical systems, housings, support systems and other necessary components. Since the Company's initial public offering in December 1995, the Company has expanded into additional metal halide system components products, primarily through acquisitions, and now offers more than 450 magnetic and electronic power supply products. In addition, through the Ruud Lighting acquisition, the Company has become a leading manufacturer and marketer of metal halide fixtures for commercial and industrial markets.

     As part of the Company's cash flow management, the Company temporarily ceased the manufacture and sale of turnkey lamp production equipment groups in fiscal 1999. The Company's Lighting Resources International unit formerly manufactured and sold these equipment groups into international markets. Such equipment groups have been sold to existing lamp manufacturers or to joint ventures formed by the Company in developing markets. Through the sale of lamp production equipment, the Company generated revenue from the initial sale of its production equipment and recurring sales of the materials used in lamp production. The Company plans to consolidate equipment and personnel necessary to support the technical needs of the Company and its equipment customers. The Company's DSI subsidiary designs, manufactures and markets equipment capable of depositing thin film and coatings on glass and other surfaces. The Company also manufactures and sells photometric measuring equipment.

     The Company has begun to leverage this broad knowledge base and ability to supply additional system components to design and produce metal halide lighting systems for new applications.

RECENT DEVELOPMENTS

  General Electric Company Investment

     On October 6, 1999, GE completed an investment in the Company of $20.6 million. The additional capital resources provided by the GE investment are expected to provide additional flexibility to pursue opportunities in the metal halide business. In addition, GE and the Company have entered into a five year, renewable agreement for the supply of metal halide salts to GE. The Company and GE are in discussions with respect to other supply arrangements. The Company anticipates that the GE investment and the expansion which it will permit will result in an expanded supplier-customer relationship with GE, enhancing the Company's earnings and competitive position in the metal halide marketplace.

     The GE investment includes 761,250 shares of the Company's newly-created Series A Stock convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment). GE also received a Warrant (the "Initial Warrant") to purchase an additional 1,000,000 shares of Common Stock of the Company (subject to adjustment), which is immediately exercisable. GE has been a holder of 535,887 shares of Company Common Stock since the Company's initial public offering in 1995. The Series A Stock, Common Stock issuable on exercise of the Initial Warrant and the Common Stock held by GE represent (after giving effect to the shares issued on exercise of the Initial Warrant) approximately 18.8% of the voting power and equity ownership of the Company. See "Terms of the Series A Stock" and "Terms of the Initial Warrant." Pursuant to the terms of the Stock Purchase Agreement, GE provided the Company with candidates for the Company's Board of Directors who are not directors, officers, employees or 10% shareholders of GE. The Company is required to cause the number of such candidates serving on the Board to be equal to the greater of 20% of the number of members of the Board or the number of members which most nearly corresponds to GE's percentage ownership interest in the Company. In December 1999, the Company appointed two GE candidates to the Board of Directors.

     The proceeds of the GE transaction have been applied principally to the reduction of short-term liabilities and outstanding amounts under the Company's Bank Credit Facility, and have the effect of increasing available borrowings under the Company's Bank Credit Facility.

     The following summaries of the terms of the Series A Stock, the Terms of the Initial Warrant and Additional Terms of the GE Transaction are summaries of the definitive documents in connection with the GE investment.

  Terms of the Series A Stock

     The Series A Stock is a newly authorized series of preferred stock of the Company created for issuance in the GE transaction. 761,250 shares of Series A Stock have been authorized and issued to GE. The Series A Stock has a liquidation preference of $27 per share, plus an amount equal to 8% per annum compounded annually from the date of issuance to the date of payment ("Liquidation Preference Amount").

     Each outstanding share of Series A Stock is convertible at any time into four shares (subject to adjustment as described below) of Common Stock of the Company. Prior to conversion, holders of Series A Stock are entitled to vote in all shareholder matters together with the holders of Company Common Stock as a single class. In any
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

such vote, the holders of Series A Stock are entitled to four votes (equal to the number of shares of Common Stock into which the Series A Stock held may initially be converted).

     The Company is required to redeem any shares of Series A Stock which have not been converted or retired on September 30, 2010. Any such redemption would be made at the Liquidation Preference Amount. In addition, holders of the Series A Stock may require the Company to redeem their shares of Series A Stock by giving notice to the Company on or before September 30, 2004. If such notice is given, the Company will be required to make such redemption on or prior to September 30, 2005. In addition, holders of Series A Stock will be entitled to require the Company to redeem the Series A Stock following the occurrence of any of the following events (each a "Triggering Event"): any action by the Company to give effect to certain major corporate actions, including actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business), issue capital stock, incur or have outstanding indebtedness for borrowed money in excess of $210 million. Upon the occurrence of a Triggering Event, the holders of the Series A Stock may require the Company to redeem their shares of Series A Stock by giving notice to the Company within 90 days following the Triggering Event. If such notice is given, the Company will be required to make such redemption within one year following such notice. Any such redemption would be made at the Liquidation Preference Amount. Under the terms of the Company's Bank Credit Facility and the Indenture, the redemption of the Series A Stock would currently constitute an event of default, permitting acceleration of the related indebtedness. If prior consent of the banks is obtained, the redemption is permitted under the Bank Credit Facility. Payments for the redemption of equity securities are "Restricted Payments" under the Indenture. The total of all "Restricted Payments" under the Indenture (with exceptions not applicable to stock redemption) cannot exceed one-half of the total of consolidated net earnings of the Company (excluding consideration of certain unusual items) from April 1, 1998 (taken as a single period) plus the amount of proceeds received from sales of non-redeemable stock. As of December 31, 1999, the Company had a net loss, excluding extraordinary items, of $80.2 million for the period. Until this deficit has been cured, and sufficient proceeds are received and/or earnings are achieved, the Company cannot redeem the Series A Stock without causing an event of default with respect to the Notes. In addition, the Indenture prohibits Restricted Payments (with exceptions not applicable to stock redemptions) at any time where the ratio of EBITDA to Interest Expense for the preceding four fiscal quarters does not exceed 2.5 to
1. See "Description of the New Notes -- Covenants."

     If the Company fails to make any redemption as required (subject to permitted deferrals in the event that such redemption would cause an event of default with respect to certain indebtedness of the Company), the conversion ratio of the Series A Stock would be increased from four shares of Common Stock to eight shares of Common Stock per share of Series A Stock. In addition, the conversion ratio is subject to adjustment to prevent dilution of the interest of GE by the issuance of Common Stock after October 6, 1999. Except for issuance of shares under existing employee benefit plans, and certain other enumerated exceptions, any shares of Common Stock issued at a price below $6.75 per share, or, if higher, below the then current market price, would result in adjustment of the conversion ratio. Any adjustment in the conversion ratio would not affect the voting power represented by shares of Series A Stock prior to conversion.

     Upon liquidation, each share of Series A Stock will be entitled to be paid the Liquidation Preference Amount prior to any payment or distribution to the holders of Company Common Stock. Following such payment, holders of Series A Stock will be entitled to a proportional share of any distribution to holders of Company Common Stock based on the number of shares of Common Stock into which the Series A Stock could have been converted at the time of the liquidation.

  Terms of the Initial Warrant

     The Initial Warrant entitles the holder to purchase shares of Company Common Stock at $.01 per share. The Initial Warrant is immediately exercisable for 1,000,000 shares (subject to adjustment) of Common Stock. The number of shares subject to the Initial Warrant will be subject to adjustment at any time prior to exercise if the Company issues Common Stock at a price below $6.75 per share or, if higher, below the then current market price.

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

  Additional Terms of the GE Transaction

     In addition to GE's initial investment, under certain circumstances, GE will be entitled to make additional investments in the Company and receive the right to vote additional shares of Company Common Stock. The exercise of certain of these rights is subject to applicable law, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Approval"). GE and the Company entered into a Contingent Warrant Agreement ("Contingent Warrant Agreement"). The Contingent Warrant Agreement identifies certain occurrences which will entitle GE to exercise these rights.

     Upon the Second Occurrence (defined below), if it occurs, GE would be required to exercise in full the Initial Warrant. In addition, GE would receive the right to vote the number of shares then owned by Wayne R. Hellman and Hellman, LTD. pursuant to proxies granted by Messrs. Hellman and Ruud. GE would receive the right to vote the number of shares as to which Mr. Hellman then has voting power pursuant to the Hellman Voting Trust or Irrevocable Proxies granted with respect to shares removed from the Hellman Voting Trust (all shares voted by Mr. Hellman, currently approximately 3.9 million shares, are referred to collectively as the "Hellman Shares"). GE would also have an option, at the then current market price, to purchase from Messrs. Hellman and Ruud, the number of shares of Common Stock which, together with the shares owned by GE, would represent 25% of the voting power of the Company. The Company would also be required to grant to GE an additional warrant (the "First Contingent Warrant") to purchase shares of Company Common Stock at the then current market price. The number of shares subject to the First Contingent Warrant would be equal to the number of shares required to allow GE to have a majority of the voting power of the Company, assuming GE had effective proxies with respect to all shares as to which Messrs. Hellman and Ruud then have voting power.

     The exercise of the First Contingent Warrant, the options on shares held by Messrs. Hellman and Ruud, and effectiveness of GE's proxy with respect to any such shares is subject to HSR Approval (which requires the Company and GE to provide information to the federal government to allow it to determine whether to contest an increase by GE to an interest in the Company in excess of 25% pursuant to antitrust law). If the proxies become effective after the Second Occurrence, GE will have the proxies to vote the number of Hellman Shares and will be entitled to exercise approximately 35% of the then outstanding voting power of the Company (assuming that none of the Hellman Shares have been transferred by the beneficial owners and no issuance of additional shares by the Company other than pursuant to the GE transaction) or approximately 34% of the voting power of the Company on a fully diluted basis. GE has not indicated that it will acquire additional shares of Company Common Stock. However, if GE were to acquire additional shares of Common Stock (other than shares subject to effective proxies as described above or shares obtained on the exercise of the First Contingent Warrant), or if the number of outstanding shares on a fully diluted basis were reduced, GE could obtain in excess of 35% of the voting power of the Company on a fully diluted basis. In addition, if a substantial number (currently approximately 300,000 shares) of Hellman Shares were transferred (other than to GE) prior to the Second Occurrence, and if GE exercised the First Contingent Warrant, GE would acquire in excess of 35% of the voting power of the Company on a fully diluted basis. If GE were to acquire in excess of 35% of the voting power of the Company on a fully diluted basis, the terms of the Indenture require that the Company offer to repurchase the Notes at a price of 101% of the principal amount thereof, plus accrued interest ("Offer to Repurchase Notes"), and the Company's banks will have the ability to demand payment of the Bank Credit Facility.

     Upon the Third Occurrence (defined below), GE would receive the right to vote the number of shares then owned by Mr. Ruud, and the right to vote the number of shares as to which Mr. Ruud then has voting power pursuant to the Ruud Voting Trust or Irrevocable Proxies granted with respect to shares removed from the Ruud Voting Trust, currently approximately 3.6 million shares (the "Ruud Shares"). The effectiveness of this right requires that the conditions for the effectiveness of the proxies following the Second Occurrence have been satisfied. If the proxies on the Ruud Shares become effective after the Third Occurrence, GE will have the right to vote the Ruud Shares and will be entitled to exercise approximately 48.4% of the then outstanding voting power of the Company (assuming that none of the Hellman Shares or the Ruud Shares have been sold by the beneficial owners, no exercise by GE of the Contingent Warrants and no issuance of additional shares by the Company other than pursuant to the GE transaction). If the Company has not already made an Offer to Repurchase Notes, it will be required to make the offer upon effectiveness of the proxy on the Ruud Shares and the Company's banks will have the ability to demand payment of the Bank Credit Facility. In addition, GE will receive an additional warrant
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


(the "Second Contingent Warrant") which will entitle GE to purchase additional shares of Common Stock at the then current market price. The number of shares subject to the Second Contingent Warrant will be the number of shares necessary to give GE 50% plus one vote of the voting power of the Company (including the exercise of all outstanding Warrants, shares subject to irrevocable proxies, the shares subject to the Second Contingent Warrant and all proxies held with respect to Hellman Shares and Ruud Shares). After the Third Occurrence, if the Company issues additional shares of Common Stock to anyone other than GE, GE will be entitled to purchase, on the same terms given to the third party, the number of shares required to maintain GE's voting power.



     The basis for GE's additional rights will be the failure of the Company to maintain a 2.0 to 1.0 ratio of EBITDA (as defined) to Interest Expense (as defined) over the applicable measurement periods. The first measurement period was the six months ended December 31, 1999. Thereafter, the measurement periods are the six months ending on the last day of each successive fiscal quarter until September 30, 2010. The first failure to maintain the required ratio would be the "First Occurrence," the second such failure would be the "Second Occurrence" and the third such failure would be the "Third Occurrence." The ratio for the six months ended December 31, 1999, was 1.9 to 1.0 and, therefore, the First Occurrence has taken place. However, after the First Occurrence, if the Company maintains the required ratio in the three fiscal quarters immediately prior to the measurement period in which a failure occurs, a Second Occurrence or Third Occurrence, as the case may be, would not be effective. Under the terms of the transaction, EBITDA consists of net earnings, plus interest expense, plus depreciation and amortization, plus income taxes, less extraordinary gains and gains from asset sales plus extraordinary losses and losses from asset sales. Interest Expense consists of interest expense (net of interest income) calculated in accordance with generally accepted accounting principles, but excludes amortization of deferred financing costs up to a maximum of $125,000 in any fiscal quarter.



     The Company also entered into a number of other agreements with GE in connection with the transaction. The Company has entered into a standard registration rights agreement which will require the Company, upon GE's request, to register the sale of the shares of Company Common Stock issued in connection with the investment. If GE were to require such registration and sell a substantial number of shares, it could adversely affect the market price of Company shares and the ability of the Company to sell equity securities.



     In addition to the proxies granted to GE by Messrs. Hellman and Ruud, Messrs. Hellman and Ruud have granted to GE a first refusal right on the sale of their shares. This agreement requires that if Messrs. Hellman and Ruud, or Hellman Ltd., wish to sell shares of Company stock, they must first offer the shares to GE on the same terms. The effect of sales of Company stock by Messrs. Hellman and Ruud and Hellman Ltd. to third parties would be to increase the number of shares which GE would have to buy from the Company pursuant to the Contingent Warrants to obtain voting control of the Company. After issuance of the Second Contingent Warrant, such sales would eliminate GE's contractual right to achieve complete voting control. In addition, upon a Second Occurrence, GE will have an option to purchase shares from Messrs. Hellman and Ruud which would permit GE to raise its ownership to 25% of the outstanding shares of Company Common Stock.



  Expansion of Operations in India



     Effective January 2000, the Company obtained controlling, majority interest in its lamp manufacturing joint venture in India. By acquiring its joint venture partners' investment interests, the Company effectively increased its combined ownership to approximately 90%. In conjunction with this increased investment, the Company has shipped new metal halide lamp-making equipment, available as a result of the fiscal 1999 termination of joint venture equipment contracts, and is expanding its facility in Chennai (Madras), India.



     The Indian joint venture was created in March 1998 and began operations in January 1999. The Tamilnadu Industrial Development Corporation Limited (TIDCO, a governmental enterprise) in Chennai will remain as the Company's minority partner.



     The Chennai factory offers a very beneficial cost structure while meeting the Company's product quality standards. The Company believes that in the fourth quarter of fiscal 2000, the Chennai operation should be producing at an annual rate of approximately one million metal halide units. By the end of the calendar year 2000, the Company projects an annual production rate of over 1.4 million units, or approximately $18 million worth of potential product sales. The products produced in the Indian facility will be used around the world and

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

will consist of both the Company's new Uni-Form(R) pulse start products as well as more-mature metal halide lamp types.

  Fiberstars/Unison Transaction

     In February 2000, the Company acquired the interest of Rohm and Haas Company in Unison, the fiber optic lighting joint venture with Rohm and Haas Company. Simultaneously, Unison transferred a substantial portion of its personal property (including intellectual property) to Fiberstars, Inc. The Company believes that Fiberstars, Inc. is in the best position to develop Unison's fiber optic lighting technology into commercially accepted lighting products. The transaction included cross-licensing of technology and a commitment by the Company to continue support of fiber optic lighting research and development. The Company paid $3.0 million, of which $2.3 million is represented by a note, to obtain the remaining interest in Unison.

     In exchange for the Unison assets, the Company received four warrants to purchase up to an aggregate of 1,000,000 shares ($.01 par value per share) of Fiberstars common stock (or 250,000 shares per warrant). The warrants will expire on January 31, 2007. None of the warrants will be exercisable until Fiberstars's achievement of sales of at least 1,000 compound parabolic collector
(CPC) units. The exercisability of each warrant is further contingent on the average closing price of Fiberstars common stock (over any 30 calendar day period) and Fiberstars's achievement of sales of a minimum quantity of solid core fiber cable: Warrant No. 1 -- $6 and 1,000 feet; Warrant No. 2 -- $8 and 10,000 feet; Warrant No. 3 -- $10 and 50,000 feet; and Warrant No. 4 -- $12 and 100,000 feet. In the alternative, the Company may elect at any time to cancel and exchange any or all of the outstanding warrants for a fixed number of shares of Fiberstars common stock (even if the warrant is not yet exercisable): Warrant No. 1 -- 151,250 shares; Warrant No. 2 -- 119,375 shares; Warrant No.
3 -- 95,625 shares; and Warrant No. 4 -- 78,750 shares. In the event of a change of control of Fiberstars (as defined in the purchase agreement), any outstanding warrants will be immediately exercisable. Through previous investments in Fiberstars, Inc., the Company already owns 1,023,011 shares of Fiberstars, Inc. (approximately 26%). If the warrants were fully exercised, the Company would own approximately 40% of the outstanding common shares of Fiberstars, Inc.

  Discontinued Operations Subsequently Retained

     Microsun Technologies, Inc. ("Microsun") was identified in March 1998 for disposition through a plan to distribute to the Company's shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, the Company concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. At June 30, 1999, the plan of wind-down had been accomplished, the manufacturing facilities closed and substantially all assets had been disposed. Accordingly, there were no remaining discontinued operations accrued losses associated with Microsun at June 30, 1999.

     In October 1999, management decided, with the approval of the Board of Directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. The decision to retain the business was based on management's belief that, among other reasons, the market demand for Microsun products remains substantial; the market potential will be expanded as the Microsun portable lighting fixtures will be marketed and sold along with other existing lines of products for residential use in an e-commerce format ("Microsun.com"); and the Microsun business will use the fulfillment capabilities and infrastructure of existing Company businesses.

     In retaining the Microsun business, the Company concentrates on assembling fixtures produced by subcontractors, thereby eliminating the need for the machinery, equipment and facilities that were used in the previous operation. The assembly process is performed at existing Company businesses utilizing existing facilities and operations. The Company utilizes the customer service systems and personnel of an existing Company business, as well as the Internet at http://www.microsun.com, to receive, process and fill orders. Therefore, the Microsun business has been retained but without the use of the manufacturing processes or assets used in the previous operations.

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  Bank Credit Facility

     In May 1999, the Company replaced its existing credit facility with a $50 million revolving credit loan and $25 million term loan provided by several financial institutions. Subsequent to June 30, 1999 the Company reduced its commitment to a $60 million facility. Proceeds from the facility were used to repay the Company's existing credit facility and certain other long-term debt. The revolving credit loan has a three-year term expiring in May 2002. Interest rates on revolving credit loans outstanding are based, at the Company's option, on LIBOR plus 2.75% or the agent bank's prime rate. Availability of borrowings is determined by the Company's eligible accounts receivable and inventories. The term loan has a five-year term expiring in May 2004. The Company pays monthly principal payments that total $3.6 million annually, with the unpaid balance due at maturity. Interest rates on the term loan are based, at the Company's option, on LIBOR plus 3.25% or the agent bank's prime rate.

     The Bank Credit Facility contains certain affirmative and negative covenants customary for this type of agreement, prohibits cash dividends, and includes financial covenants with respect to the coverage of certain fixed charges. The principal security for the revolving credit loan is substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries. The term loan is secured by substantially all of the Company's machinery and equipment and is cross-collateralized and secured with the revolving credit loan.

  Acquisitions

     To expand the Company's ability to develop and market new metal halide products and systems and exploit other business opportunities, the Company has made a number of acquisitions and strategic investments, the most notable of which were completed in fiscal 1998 and are described below.

     In February 2000, the Company acquired the interest of Rohm and Haas Company in Unison, the fiber optic lighting joint venture with Rohm and Haas Company. Simultaneously, Unison transferred a substantial portion of its personal property (including intellectual property) to Fiberstars, Inc. The Company believes that Fiberstars, Inc. is in the best position to develop Unison's fiber optic lighting technology into commercially accepted lighting products. The transaction included cross-licensing of technology and a commitment by the Company to continue support of fiber optic lighting research and development. The Company paid $3.0 million, of which $2.3 million is represented by a note, to obtain the remaining interest in Unison. As consideration for the transferred assets, the Company received four warrants to purchase a total of 1,000,000 shares of Fiberstars, Inc. common stock for nominal consideration. These warrants are exercisable based on stock price and sales of products using Unison technology, but may be converted into at least 445,000 shares of Fiberstars, Inc. common stock at any time.

     Effective January 2000, the Company obtained a controlling interest in its lamp manufacturing joint venture in India. By acquiring its joint venture partners' investment interests, the Company effectively increased its total ownership to approximately 90%. In conjunction with this increased investment, the Company has shipped approximately $3.0 million worth of new metal halide lamp-making equipment as part of an expansion of its facility in Chennai (Madras), India. The Chennai factory offers a very beneficial cost structure while meeting the Company's product quality standards. The products produced in the Indian facility are intended for use around the world and are expected to consist of both the Company's new Uni-Form(R) pulse start products as well as more-mature metal halide lamp types.

     On January 28, 1998, the Company completed the acquisition of DSI of Santa Rosa, California. DSI is a leader in the development of sophisticated thin film deposition systems and coatings for lighting applications, with particular emphasis on coatings for metal halide lighting systems, and other applications, including aerospace, defense and automotive applications. The stock of DSI was acquired in a privately-negotiated transaction. The purchase price consisted of 599,717 shares of the Company's Common Stock and approximately $14.5 million in cash. DSI has subsequently achieved certain technological feasibility on certain telecommunications products under development at the time of the acquisition.

     On January 2, 1998, the Company acquired all of the capital stock outstanding of Ruud Lighting (the "Ruud Stock"), located in Racine, Wisconsin. Ruud Lighting manufactures and directly markets high-intensity discharge ("HID") lighting systems, principally focusing on metal halide installations for commercial, industrial and

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outdoor lighting applications. The Ruud Stock was acquired from the five shareholders of Ruud Lighting in a privately negotiated purchase transaction. The purchase price for the Ruud Stock consisted of three million shares of the Company's Common Stock and approximately $35.5 million in cash.

LIGHTING TECHNOLOGY

  Background

     Light is radiant energy that provides the ability to see detail and color and can be used to highlight form, color and texture, provide atmosphere and enhance safety and security. The quantity of light, measured in lumens, generated by a light source can differ significantly from the quantity that reaches the intended area. Lighting quality is determined by characteristics such as color of light and color rendition. Color rendition is a qualitative measure of how accurately a light source allows an object's actual color to be viewed.

     The lifetime cost of a lighting system is composed of the cost of the original lamp and fixture, replacement lamps, related labor costs, and the cost of energy to power the system. Energy costs typically represent more than 80% of a lighting system's total lifetime cost. The Company believes that the principal lighting design considerations for industrial and commercial buildings, outdoor space and residences are total system costs, up front costs and the quality of light produced.

     There are three primary types of lighting technology: incandescent, fluorescent and HID, which includes metal halide. Each of these lighting technologies offers certain characteristics (such as energy efficiency, color rendition, range of color, average life, lamp size and ability to deliver substantial amounts of light to a focused area) that makes it suited for particular applications.

  The Older Lighting Technologies -- Incandescent and Fluorescent

     Incandescent. The oldest and most common lighting technology, incandescent, was first introduced approximately 110 years ago. Incandescent lamps have the largest installed base, primarily residential and retail, and, due to their design versatility, over 1,000 different types of incandescent lamps are presently available. As a result of the continued introduction of new incandescent products, such as halogen, and the increase in the number of new residences, domestic sales of incandescent lamps grew approximately 3% in 1999. Incandescent lamps represented approximately 49% of the domestic lamp market in 1999.

     Incandescent light is produced by the flow of electric current through a wire or filament. Incandescent lamps produce a yellowish light. Incandescent lamps offer the advantages of low initial cost, good color rendition, versatility and the ability to deliver substantial amounts of light to a focused area. Incandescent lamps have the shortest life (750 to 2,000 hours), are the least energy efficient (15 to 30 lumens per watt) and generally have the highest lifetime system cost of any lighting technology.

     Developed in 1959, halogen incandescent lighting was first broadly introduced in automotive headlights in Europe. As a result of its aggressive introduction into the residential market in the early 1980's, halogen lighting has been the fastest growing technology in the incandescent lighting segment for more than a decade. Halogen's wide acceptance is primarily a result of its "whiter" light, small size and greater light levels (through increased wattages). These advantages, however, are accompanied by a number of disadvantages. Halogen lamps, as with all incandescent lamps, are extremely inefficient and convert most of the energy they consume into heat.

     Fluorescent. Fluorescent lamps were first introduced in 1935, and have become the standard interior light source for office buildings, retail stores and certain industrial applications. Today, over 400 different fluorescent lamp types are available. In 1999, domestic sales of fluorescent lamps declined approximately 5%. Fluorescent lamps represented approximately 36% of the domestic lamp market in 1999.

     Fluorescent lamps produce light when the discharge from an electrically excited low pressure mercury vapor interacts with a phosphor powder coating on the inside surface of the lamp. Unlike incandescent lamps, fluorescent lamps require a power supply device used to regulate electrical current. Fluorescent lamps produce a white light, but one that is often described as flat or unnatural. Fluorescent lamps offer instant light, good color rendition, improved life and efficiency as compared to incandescent lamps (10,000 to 20,000 hours life and 80 to

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90 lumens per watt) and moderate initial cost. Light output decreases if the ambient temperature in the area in which a fluorescent lamp is installed declines, making fluorescent lighting impractical for many outdoor uses. Traditional fluorescent lamps are much larger than incandescent lamps, making it difficult to deliver substantial amounts of light to a focused area.

     The most recent fluorescent technology is compact fluorescent lamps ("CFLs"). CFLs are available in much smaller bulb sizes than traditional fluorescent lamps, increasing the number of applications for fluorescent lamps. CFLs were first introduced to the commercial market approximately ten years ago and, as energy awareness has increased, they have penetrated the residential market. CFLs have light outputs equivalent to incandescent lamps ranging from 15 to 100 watts. Although CFLs cost more than standard incandescent lamps, this initial cost is offset in most applications by energy savings and longer life.

  The Newer Lighting Technology -- High-Intensity Discharge

     General. An HID lamp produces light from a gaseous arc discharge, caused by electrical excitation of certain chemicals (or "doses") in the lamp. The gases and doses in an HID lamp are contained in an arc tube under high pressure. A wide array of lighting effects can be obtained by varying the doses. HID lamps are not affected by ambient temperatures. HID lamps require a power supply to regulate electrical current, a warm-up period to reach full brightness and a cool-down period before restart. HID light sources include mercury, high pressure sodium ("HPS") and metal halide.

     Mercury was the first HID lamp developed, but is used infrequently today because it is the least efficient HID lamp. The primary use of mercury lamps today is outdoor lighting in areas where there is a preference for white light over the yellow light produced by HPS lamps. In 1999, domestic sales of mercury lamps decreased approximately 5%. Mercury HID lamps have an energy efficiency ranging from 40 to 60 lumens per watt and have a life of approximately 16,000 to 24,000 hours. In 1999, mercury lamps represented approximately 1% of the domestic lamp market. HPS lamps produce a yellow light that provides poor color rendition, making HPS lamps a less desirable choice than metal halide lamps for most applications. As a result, HPS lamps are primarily used in roadway lighting and, to a lesser extent, outdoor flood lighting, warehouses and factories. Domestic sales of HPS lamps remained unchanged in 1999 as compared to 1998. HPS lamps have the longest life (24,000 hours) and the highest energy efficiency (100 to 140 lumens per watt) of any lighting technology. In 1999, HPS lamps represented approximately 5% of the domestic lamp market.

     Metal Halide Lamps. Metal halide products were first developed approximately 35 years ago and are used most commonly in commercial and industrial applications such as factories and warehouses, large public spaces such as convention centers and airports, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. As a result of technological improvements in wattage, life and color consistency and the subsequent introduction of new products, metal halide lamps have become available for a wide range of applications. The primary factor in increasing applications for metal halide lighting has been the development of new lamps in a wide variety of sizes and wattages. Metal halide lighting has recently been introduced in fiber optic, projection television and automotive headlamp applications. Since 1993, domestic sales of metal halide lamps have grown at a compound annual growth rate of approximately 15%, and sales increased approximately 12% in 1998 and 21% in 1999, making metal halide the fastest growing lighting technology available. In 1999, metal halide lamp sales accounted for approximately 10% of the domestic lamp market.

     Metal halide lamps provide excellent color rendition, long life (10,000 to 20,000 hours) and very high efficiency (70 to 110 lumens per watt) making them the best choice for many applications. Metal halide lamps typically have higher initial costs than either incandescent or fluorescents, but these costs are more than offset in most applications by energy savings and long life as well as by the need to install fewer fixtures to achieve the same illumination as competing technologies. Metal halide lamps, like all HID and fluorescent lamps, require a power supply to regulate electric current. However, metal halide systems require a more technologically advanced power supply than fluorescent systems.

     Metal halide lighting can produce the closest simulation to sunlight of all available light sources, enhancing the sense of user comfort and well being and improving productivity. A single metal halide lamp produces

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approximately five times as much light as an incandescent lamp of the same wattage. The compact size of metal halide lamps allows delivery of substantial amounts of light to a focused area. These characteristics offer greater options in illumination levels, lighting design and system cost as well as significant energy savings. While the Company believes that incandescent and fluorescent technologies will continue to be used in most of their current applications, the characteristics of metal halide lighting make it more effective for a variety of such applications.

     Metal halide lamps are capable of producing a wide variety of lighting effects. The color of light produced by a metal halide lamp is dependent on the metal halide salts contained in the arc tube. By varying the metal halide salts, different effects may be achieved. Similarly, varying the size, shape and wattage of the lamp make it possible to change the lighting effect and the applications for which the lamp is used. Although these changes result in lamps very similar in appearance, many of these lamps are very difficult to engineer. For instance, scaling down a 400 watt lamp in size and wattage requires significant technological changes to maintain the same level of energy efficiency. Primarily as a result of these technological difficulties, the Company believes that only approximately 60 companies worldwide manufacture metal halide lamps as compared to thousands that manufacture incandescent lamps and hundreds that manufacture fluorescent lamps.

LIGHTING INDUSTRY

  Opportunities in Metal Halide

     The Company currently produces metal halide lighting products for commercial, industrial and residential applications. Until recently, metal halide technology served primarily the industrial and outdoor sectors, which the Company estimates represents approximately 32% of U.S. lighting fixture sales. However, with the miniaturization of metal halide lamps and fixtures and the recognition of the benefits of metal halide technology, including improved light color, energy efficiency, lower operating temperature and safety of metal halide products relative to other technologies, significant opportunities for growth exist. Key factors driving growth in the metal halide industry include:

     Demand for Specialized Lamps. The demand for specialized metal halide lamps has increased as the Company's original equipment manufacturer ("OEM") and lighting agent customers have recognized the benefits associated with using specialized metal halide products. While the lighting industry is dominated by GE, Philips and Sylvania, each of these companies has traditionally focused on the larger incandescent and fluorescent market and has generally limited its production of metal halide lamps to those found in the most common commercial and industrial applications. Although these standard-type metal halide lamps represent a substantial majority of total metal halide lamp sales, they do not afford the OEM or lighting agent complete flexibility in designing lighting contract bids. For example, a lighting agent may attempt to differentiate its bid by designing a lighting solution which incorporates a specialized metal halide lamp to reduce energy costs while still achieving desired lighting levels.

     Development of New and Advanced Metal Halide Power Supplies. Historically, the introduction of new metal halide lamps and systems has been constrained by the lack of complementary metal halide power supplies. Significant engineering expertise is required to adapt existing power supplies for new metal halide products. The Company believes that while domestic sales of metal halide power supplies approximated $210 million in 1999, power supply manufacturers, like lamp manufacturers, have focused on the larger fluorescent power supply market and, to a lesser extent, on the standard-type metal halide lamp market rather than development of new power supply products for specialized metal halide products and applications. The development of appropriate power supply sources focused on metal halide should significantly enhance the expansion of metal halide applications, reduce the development time currently required to introduce new metal halide products and improve the reliability and durability of existing metal halide products.

     Opportunity for Integrated Metal Halide Systems. Metal halide systems for commercial and industrial applications are assembled primarily by fixture manufacturers, lighting agents, and intermediaries who are limited in their ability to integrate different components which comprise a metal halide system. The Company believes that significant growth opportunities exist through the packaging of compatible, reliable system components for OEM customers from a single supplier. In addition, the Company believes that metal halide systems have significant potential to displace older lighting technologies in traditional applications and that

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residential applications will represent a substantial market for metal halide lighting within the next five years. Other potential applications for metal halide systems include fiber optic systems, projection television displays and automotive headlamps.

     International Demand for Metal Halide. Despite the recent financial crisis in the Pacific Rim, international markets represent long-term attractive opportunities for metal halide products as developing nations continue to build infrastructure to support their growing economies. Facilities such as train stations, airports, government buildings, highways and factories all require substantial lighting for which metal halide products are well suited. In addition, given the high energy efficiency of metal halide and the high cost of energy in developing nations (including the high cost of power plant construction), the Company believes that the international metal halide market will grow faster than the United States market in the long term.

STRATEGY

     The Company believes that metal halide technology represents the best lighting technology for a wide variety of applications, many of which are not yet served by an appropriate metal halide product. As the principal supplier of metal halide materials to the metal halide lamp industry, the Company expects to benefit from continued growth in metal halide markets. The Company also expects to lead metal halide's continued market expansion, by providing innovative metal halide system components and integrated systems through the operating and growth strategies highlighted below.

     The Company's strategic objective is to remain focused on the metal halide market and expand its leadership position in the metal halide lighting industry by: (i) continuing to use its vertical integration to introduce new products and applications; (ii) using its experience and technology to continually reduce cost and improve quality to improve cash flow from operations; (iii) strengthening the Company's relationships with OEMs and lighting agents to increase the number of metal halide applications and the penetration of the Company's products in new metal halide installations; and (iv) seeking to demonstrate the superiority of metal halide lighting solutions, thereby stimulating domestic and international demand for the Company's products.

     The Company seeks to achieve its strategic objective through internal growth and, in recent years, acquisitions and strategic investments and focus on cost and quality. The Company's acquisitions and investments have been made in businesses that, when combined with the Company's existing capabilities and metal halide focus, are intended to provide technological, product or distribution synergies and offer the potential to enhance the Company's competitive position or accelerate development of additional metal halide market opportunities. The Company has completed a number of actions since 1997, as described under "-- Recent Developments" above. To the extent its capital resources allow, the Company may consider other possible acquisition and strategic investment opportunities.

OPERATING STRATEGY

     The Company focuses its resources primarily on designing, manufacturing and marketing metal halide materials, system components, and systems. By focusing on metal halide, the Company believes it has developed unique design, manufacturing and marketing expertise. Such expertise provides the Company with significant competitive advantages, which enable the Company to deliver highly customized products to meet customer needs. The Company's experienced workforce is dedicated to improving metal halide lighting products, production processes and developing new applications for this technology. The Company has retained key personnel in the consolidation of equipment operations at its Solon facility.

     In addition, in order to increase the number of metal halide applications and the penetration of the Company's products, the Company pursues the following operating strategies:

  Continue to Use Vertical Integration

     The Company began operations as a manufacturer of metal halide salts and expanded into production of system components, initially lamps. The Company has expanded its focus on systems and components to include commercial and industrial systems (through the Ruud Lighting acquisition), and magnetic and electronic power

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supplies (through the acquisitions of Ballastronix, Inc. ("Ballastronix") and
Parry Power Supply Ltd. ("Parry")). The Company has broadened its materials manufacturing capabilities to include filtering and optical coatings for lighting applications, through its acquisition of DSI in 1998. Through this vertical integration, the Company is able to develop and package complementary system components and develop systems which enable metal halide lighting to penetrate applications and markets currently served by older technologies. The Company will continue to use these vertically integrated operations to provide innovative lighting solutions.

  Improve Operating Cash Flow

     The Company has historically depended on outside capital sources to fund growth. In order to reduce this dependence and to improve its operating results, the Company continues to focus primarily on its metal halide products and to use its experience in the design and manufacture of metal halide materials, components and systems and focused metal halide technology to reduce operating costs by improving production processes and product quality without substantial capital investment. Management believes that achieving cost and quality goals will enhance operating cash flow to allow for profitable growth in a tight capital environment. The anticipated improvements should also improve overall financial performance, which will improve the Company's access to capital for future investments in its business.

  Strengthen OEM and Lighting Agent Relationships

     The Company concentrates on developing strong relationships with lighting fixture OEMs by providing the key system components for a lighting fixture, either alone or packaged as a unit, tailored to meet their needs. Historically, the Company provided specialized lamps tailored to meet OEM needs. With its ability to design and manufacture power supplies, achieved through the acquisition of Ballastronix and Parry, the Company expects to better meet OEM needs by packaging the principal system components (lamps, power supplies, switches and controls) for a lighting fixture. Frequent interaction with OEMs serves dual purposes, providing the Company with valuable ideas for new component products and providing OEMs with the information necessary to market the Company's new products. Lamps and power supplies designed for a specific fixture are included with the fixture when sold by the OEM, increasing distribution of the Company's products. The Company has also entered into agreements with lighting agents to pay commissions for selling the Company's lamps. Such commissions, unique among lamp manufacturers, provide the agent an incentive to include the Company's metal halide lamps in its bids on a construction or renovation project. With its January 1998 acquisition of Ruud Lighting, which is a leading direct marketer of HID systems, the Company expects to significantly enhance its ability to directly market HID systems for commercial, industrial, outdoor and retail lighting applications, as well as replacement lamps.

  Seek to Demonstrate Superiority of Metal Halide Lighting Solutions

     The Company seeks to demonstrate the superiority of metal halide lighting solutions to its customer base, including OEMs, lighting agents and contractors, thereby stimulating domestic and international demand for the Company's products. The Company believes that metal halide lighting systems have significant potential to displace older lighting technologies in traditional applications, as well as potential applications such as fiber optic systems, projection television displays and automotive headlamps.

LONG-TERM GROWTH STRATEGY

     The Company is continuing to introduce more products for new applications and to expand the distribution channels for its products. The key elements of the Company's long-term growth strategy include:

  Introduce New Products and Systems

     The Company believes it has introduced a majority of the new lamps in the domestic metal halide lamp industry since 1985. As applications become increasingly complex, the advantage of simultaneous design of components as an integrated system is becoming more significant. To further the Company's integrated systems strategy, the Company completed the Ruud Lighting, Ballastronix and Parry transactions. As a result, the

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Company can now manufacture and market complete metal halide lighting systems for end-users, as well as complementary component packages for OEMs. The Company intends to develop, manufacture and market additional types of high performance and technologically advanced metal halide materials, components and systems. Capitalizing on its expanding production capability, design capability and unique metal halide focus, the Company expects to develop additional specialty systems, such as fiber optic lighting systems and projection television optical systems.

  Increase Sales of Existing Products

     By expanding existing relationships and developing new relationships with lighting agents and OEMs, the Company expects to increase sales of existing specialty lamps and power supplies. The Company is utilizing Ruud Lighting's distribution capability to expand sales of existing products, particularly replacement lamps. The Company also expects its sales of replacement lamps, as well as power supplies, to increase through its expanded distribution capability (resulting from the Ruud Lighting acquisition) and as the installed base of fixtures for the Company's specialty lamps increases. The Company expects to increase sales in the replacement lamp market, in part through a novel direct marketing approach to end users. The Company prints its toll-free phone number and e-commerce web site address on each lamp, and customers can order replacement lamps directly from the Company for express delivery. In addition, this interaction with customers provides the Company with the opportunity to market additional metal halide products.

  Participate in International Markets

     The Company intends to capitalize on opportunities in international markets in three ways. First, the Company directly exports its products to countries that do not impose restrictive tariffs, local content laws and other trade barriers. The primary countries and regions in which the Company directly markets products are the United Kingdom, Western Europe, Australia, Canada and Japan. Since July 1995, the Company has strengthened its distribution capabilities by acquiring or investing in its distributors in these countries. Second, the Company has pursued and may pursue strategic acquisitions and has built and may build manufacturing facilities in international markets. Third, in countries that impose trade restrictions, the Company has sold production equipment or has entered into joint ventures with local lamp manufacturers. Purchasers of production equipment have become customers for the Company's metal halide salts and other materials. The Company has existing joint ventures in India, China, Korea and Japan.

  Penetrate the Residential Lighting Market

     The Company believes that residential and consumer applications will represent a promising market for metal halide lighting within the next five years. Over the longer term, the Company intends to lead metal halide's penetration of the residential lighting market by: (i) expanding the marketing of its products, especially contractor-installed fixtures used in the construction of new and remodeled housing, building on Ruud Lighting's expertise in direct marketing to contractors; (ii) developing the use of metal halide fiber optic systems primarily through its relationship with Fiberstars, Inc. and
(iii) marketing metal halide portable lighting fixtures (e.g., table and floor lamps) in an e-commerce format (Microsun.com).

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PRODUCTS

     The Company designs, manufactures and sells metal halide materials, components and systems, which are used in a wide variety of applications and locations including:

-- floodlighting              -- sports arena lighting      -- general lighting
-- architectural area         -- commercial downlighting    -- industrial highbays
lighting                      -- airport and railway        -- tunnel lighting
-- general industrial         station lighting              -- indirect indoor sports
lighting                      -- gas station canopy         and office lighting
-- billboard and sign         lighting                      -- parking garage lighting
lighting                      -- interior downlighting      -- security lighting
-- site lighting              -- decorative lighting        -- landscape lighting
-- soffit lighting            -- retail store
-- hazardous location         downlighting and track
lighting                         lighting
-- accent lighting

     The Company also designs, manufactures and sells thin film deposition equipment for the lighting, ophthalmics and optics industries. The Company also designs, manufactures and sells photometric measurement instruments.

  Materials

     The Company produces and sells metal halide salts, electrodes, amalgams and getters. Metal halide salts are the primary ingredient within the arc tube of metal halide lamps, which determine the lighting characteristics of the lamp. Electrodes form the electrical connections within the lamp. Amalgams are chemicals which are used in the arc tubes of high pressure sodium ("HPS") lamps and in fluorescent lamps. Getters are devices required to be included in each metal halide lamp to prevent impurities from interfering with lamp operation.

     The Company produces over 300 different metal halide salts that can be used in metal halide lamps to produce different lighting characteristics. In addition to meeting its own needs, the Company believes it produces all of the metal halide salts used in metal halide lamps manufactured in the United States, including those manufactured by GE, Philips and Sylvania, and 80% of the metal halide salts used in metal halide lamps manufactured overseas. The Company serves all major lamp manufacturers, each of which uses different metal halide salts. The Company vigorously guards each customers' specific formulas from other customers, including the Company's own lamp engineers. Because of its ability to produce these ultra pure metal halide doses, the Company has also been called upon by its lamp manufacturer customer base to produce most of the amalgams used in the domestic production of HPS lighting and, most recently, to develop and supply a new amalgam for fluorescent applications.

     With the 1998 acquisition of DSI, the Company also now produces optical thin film coatings, including coatings for lighting applications with particular emphasis on coatings for metal halide arc tubes, as well as antireflection coatings, and electrochromic coatings for glass and plastic ophthalmic lenses, multilayer magnetic films and emissivity modification films for classified government applications, and infrared multilayer optical films on flexible polymeric substrates. Through a reactive sputtering process, these coatings are electrostatically attached to a product surface. When used in lighting applications, these coatings can significantly improve the optical performance of the light source, protect the system and its components from harmful ultra-violet and infra-red radiation, and increase the energy efficiency of the entire system.

  Systems and Components

     The Company's component products include specialty and standard lamps, magnetic and electronic power supplies, system controls and switches and fiber optic cable. Specialty lamps are lamps designed and manufactured for particular OEM applications. Standard lamps are high-volume lamps which the Company typically buys for resale under arrangements with GE and Sylvania. Power supplies are devices which regulate power and are necessary for operation of HID and fluorescent lamps. System controls and switches are auxiliary electrical controls included in fixtures and systems.

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     The Company believes it differentiates itself from other metal halide lamp manufacturers by offering a wider variety of lamps, many of which have been customized to offer a specific solution to a lighting problem. Since 1985, the Company believes that it has introduced a majority of the new lamps in the domestic metal halide lamp industry. Currently, the Company offers 76 specialty, 258 "second-generation" Uni-Form(R) pulse start and 132 standard-type lamps in 20 different watt variations ranging from 32 watts to 2,000 watts for over 30 different applications. In certain instances, the Company produces these products for its competitors on a private label basis in order to capture sales through competitors' distribution channels. The Company also sells standard-type lamps which it sources from other manufacturers.

     In fiscal 1999, the Company introduced its new line of Uni-Form(R)pulse start products. Uni-Form(R) pulse start products are a new generation of metal halide components and systems which permit (a) increased light output with lower power utilization, (b) faster starting, (c) a quicker restart of lamps which have been recently turned off, and (d) better color uniformity.

     Through Venture Lighting Power Systems, North America (f/k/a Ballastronix), the Company's Canadian subsidiary which manufactures magnetic power supplies, and Venture Lighting Europe (f/k/a Parry Power Systems), the Company's United Kingdom subsidiary which manufactures magnetic and electronic power supplies for HID lighting systems, the Company currently offers over 450 power supply products. The Company also offers electronic controls for metal halide lighting systems.

     A metal halide lighting system consists of a fixture, lamp, power supply, related electronic controls, optical systems, housing, support systems and any other necessary components assembled into a product for an end user. The Company believes it will be able to combine its metal halide expertise and system component manufacturing capabilities to design, develop, produce and market metal halide systems for innovative applications. Through its acquisition of Ruud Lighting, the Company has expanded its capability to manufacture and direct market HID lighting systems, particularly metal halide installations for commercial, industrial and outdoor lighting applications.

     The Company is in the early stages of development of an optical light system for use in projection systems, including televisions. Recent innovations in projection display have made it possible for a compact light unit to generate substantially larger and clearer imaging than that available in existing projection systems. Currently, television manufacturers are limited by the high cost of existing lighting units for projection systems. The Company is working with projection system manufacturers to develop a low-cost system using a metal halide lamp, electronic power supply and optical controls.

     The Company also believes that it has a significant opportunity to introduce metal halide technology to fiber optic lighting systems. Because of metal halide lighting's ability to produce varied lighting effects, it is particularly well-suited to be adapted as the light source for fiber optic lighting systems. Fiber optic lighting systems are currently used in accent applications, such as swimming pool lighting or as replacement lighting for neon lighting. In applications such as these, it is important that electricity and heat be located separately from the desired point of light emission.

  Production Equipment

     In fiscal 1999, due to economic conditions in general, especially outside the United States, and as a result of the Company's cash preservation strategy, the Company's equipment manufacturing operation in Bellevue, Ohio was closed. Machinery, equipment and research and development facilities necessary to allow the Company to continue manufacturing and support of lamp production equipment, at reduced levels, have been moved to the Company's Solon, Ohio facility. The Company temporarily ceased the manufacture and sale of turnkey lamp production manufacturing groups in fiscal 1999. Although the Company may resume the sale of turnkey groups to third parties at any time, the Company believes that currently the best opportunity lies in manufacturing lamp production manufacturing groups for use by the Company and its joint venture operations.

     A metal halide lamp production equipment group consists of up to 50 different production machines. The Company has also begun to manufacture and sell photometric measuring equipment, which is used to measure quantity and quality of light for design and testing of lighting products and systems.

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     Each lamp production equipment group sold for between $1.0 million to $6.0 million. In order to maintain manufacturing flexibility, the Company must continually update its own component production equipment, through the internal design and fabrication of production equipment. The Company had leveraged its manufacturing expertise by selling lamp production equipment groups in international markets to independent companies or to joint ventures with local lamp manufacturers. In connection with each lamp production equipment group sale, the Company provided lamp designs and specifications, trained the purchaser in production and created a customer for its materials products.

     With its 1998 acquisition of DSI, a leader in the development of sophisticated thin film deposition equipment and measurement instrumentation and thin film products, the Company also has the capability to manufacture and market turnkey deposition equipment to produce thin film coatings for a variety of applications. These systems employ sputtering technology to place optically precise thin coatings on lighting components and other materials. When DSI sells a system to a customer, DSI will either operate the system for the customer at DSI's facility or transfer the system to the customer's facility.

  International Sales

     For information regarding the Company's international operations, see Note R to "Notes to Consolidated Financial Statements."

PRODUCT DESIGN AND DEVELOPMENT

     Management believes one of its key strengths is its ability to design and develop new products. The Company has dedicated research and development efforts in each of its product lines having invested $34.3 million or 7.7% of net sales into research and development over the last three full fiscal years. In fiscal 1999 the Company invested $17.7 million (9.1% of net sales) in research and development; in fiscal 1998, $10.8 million (6.4% of net sales); in fiscal 1997, $5.8 million (6.7% of net sales) and in the six months ended December 31, 1999, $7.0 million (6.0% of net sales). Such expenditures have enabled the Company to develop new applications for metal halide lighting, improve the quality of its materials, and introduce new specialized products, such as the Uni-Form(R) pulse start products. Uni-Form(R) pulse start products are a new generation of metal halide components and systems which permit (a) increased light output with lower power utilization, (b) faster starting, (c) a quicker restart of lamps which have been recently turned off, and (d) better color uniformity. Historically, the Company's efforts primarily have been focused on the development of materials and system components.

     Materials. The Company is focused on improving the purity of, and production processes for, metal halide salts. The Company pursues these efforts proactively as well as in response to customer requests for specific metal halide salts. The Company also focuses on designing and developing improved electrodes, amalgams and getters used in lamp manufacturing. Through DSI, the Company expects to continue producing thin film coatings primarily for lighting applications with particular emphasis on coatings for metal halide lighting systems, as well as develop related software, measurement and test instrumentation and reliable, cost-effective application processes.

     Systems and Components. The Company's product design and development has focused on developing innovative components to meet the specialized needs of various customers, including lighting fixture OEMs. The Company's product design teams work together with OEMs on the design, development and commercialization of new system components. Such collaborative development efforts have resulted in the design of improved metal halide lamps with reduced wattage, better energy efficiency, smaller size and increased life expectancy.

     Since 1996, the Company has increased its focus on design and development of integrated systems. The Company expects efforts in this area to become increasingly important as the Company seeks to develop new fiber optic applications and utilizes the capability of Ruud Lighting to manufacture and directly market HID lighting systems.

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MARKETING AND DISTRIBUTION

  Commercial Products

     The marketing and distribution of the Company's diverse range of commercial products varies by individual product and by product category, as described below. All sales data are exclusive of intercompany sales.

  Materials

     The Company markets materials (metal halide and other salts) directly to all high intensity discharge lamp manufacturers, primarily GE, Philips and Sylvania for use in their manufacture of lamps. The Company also markets lamp materials to its joint venture partners. In addition, the Company works very closely with its customers to manufacture materials according to their specifications. Certain customer-developed materials are considered proprietary to the Company's customers. The other lamp components manufactured by the Company are used primarily in the manufacture of its own lamps; however, some outside sales are made to other lamp manufacturers. The principal customers for the thin-film coating products of the Company include major lamp manufacturers. In addition, the Company markets its thin-film coatings to government suppliers for use in aerospace applications and to fiber optic telecommunications systems manufacturers. Sales of materials accounted for approximately 12.1% of the Company's revenues in fiscal 1999, 11.1% in 1998 and 13.9% in 1997 and 13.6% in the first six months of fiscal 2000.

  System Components

     Electrical distributors typically market only standard-type lamps, and the Company believes that its specialty lamp products do not lend themselves to the traditional marketing channels associated with standard-type lamp products. Accordingly, the Company has adopted innovative marketing techniques for its lamps. As a result, in initial distribution, the Company markets its metal halide system components through OEMs, which generally have been involved in the design of the lamp, and commissioned lighting agents, who package the Company's lamps and power supplies in their bids on construction or renovation projects. Due to the fact that the Company's lamps are produced to the specifications required to match a particular fixture or use by an OEM, the Company's lamp will generally be included with the fixture each time the fixture is sold. The Company intends to market complementary lamps and power supplies as a package to provide better service to its OEM customers and lighting agents, as well as to increase sales.

     The Company also has distributed its metal halide lamps through lighting agents. Unlike GE, Philips and Sylvania that each have extensive local distributor relationships, the Company has entered into agency agreements with lighting agents who represent a full line of fixture manufacturers, under which the agent receives a commission for selling the Company's lamps. The Company believes it is the only major lamp manufacturer to distribute its products through lighting agents. This relationship allows the lighting agent to package the Company's metal halide lamps with the other products included in its bid on a project. By bidding a more complete or unique package, the lighting agent has a competitive advantage over less complete bids and, if selected, earns a commission on Company lamps sold, which agents generally do not receive from other lamp suppliers.

     The Company intends to increase its sales of replacement lamps through direct marketing by exploiting both the Company's internally developed capabilities and Ruud Lighting's direct marketing relationships with contractors and end-users. Since 1994, the Company has printed its toll-free number on each lamp that it sells, allowing a customer to call the Company, rather than an electrical distributor, to order a replacement lamp. This enables the customer to speak to a more knowledgeable representative, thereby increasing the accuracy and efficiency of service to the end user. This interaction also allows the Company to suggest enhanced products better suited for the end user's needs. In addition, the Company telemarkets replacement lamps in connection with catalogue distributions. Lamps are delivered by express courier to end users, thereby providing service efficiency comparable to local electrical distributors. The Company estimates it sold less than 1% of all replacement metal halide lamps in 1996. Given the expected life of the Company's lamps, the Company is only now beginning to benefit from this strategy. Replacement lamps are typically sold at a higher gross margin than lamps sold initially through OEMs or lighting agents.

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     In addition to packaging power supplies with lamps, the Company is continuing direct marketing to OEMs and sales through electrical distributors. Sales of system components accounted for approximately 46.7% of the Company's revenues in fiscal 1999, 57.4% in fiscal 1998 and 73.6% in fiscal 1997 and 43.8% in the first six months of fiscal 2000.

  Systems

     The Company's commercial lighting systems are marketed primarily under the trade name "Ruud Lighting." Ruud Lighting markets and distributes its products primarily by direct marketing to lighting contractors. By marketing complete metal halide systems, the Company believes it may capture a greater market share in the metal halide industry. As a direct marketer of these commercial lighting systems, Ruud Lighting should enable the Company's new systems and technologies (embedded with the Company's system components) to gain wider acceptance in the marketplace. Ruud Lighting works closely with lighting contractors and is able to efficiently assist them in implementing these new systems and technologies. Commercial systems accounted for approximately 37.1% of the Company's revenues in fiscal 1999 and 22.2% in 1998 and 39.9% in the first six months of fiscal 2000. Prior to the Ruud Lighting acquisition in 1998, the Company had no significant sales of commercial lighting systems.

  Production Equipment

     The Company's production equipment is manufactured for internal use and is marketed to existing companies for turnkey production of thin-film coatings. Until the temporary cessation in fiscal 1999, the Company also marketed turnkey lamp production equipment groups to existing companies and its joint venture partners. The Company also markets production equipment to its joint venture partners. External sales of production equipment accounted for approximately 4.1% of the Company's revenues in fiscal 1999, 9.3% in fiscal 1998 and 11.2% in fiscal 1997 and 2.7% in the first six months of fiscal 2000.

  Residential Products

     The Company is seeking to lead metal halide's penetration of the residential lighting market by: (i) expanding the marketing of its products, especially contractor-installed fixtures used in the construction of new and remodeled housing, building on Ruud Lighting's expertise in direct marketing to contractors; (ii) developing the use of metal halide fiber optic systems through its relationship with Fiberstars, Inc. and (iii) marketing metal halide portable lighting fixtures (e.g., table and floor lamps) in an e-commerce format (Microsun.com).

MANUFACTURING AND OPERATIONS

     The Company's lamp manufacturing facility in Solon, Ohio operates five days a week, 16 hours a day, with the Company's lamp manufacturing employees working in two eight-hour shifts each day. The manufacturing of metal halide lamps consists of three primary processes. First, the quartz arc tube is shaped, electrodes for carrying the current are installed, the metal halide salt dose is introduced and the arc tube is sealed. The process is performed at high temperatures in carefully controlled conditions to ensure that the arc tube is properly sealed and that no impurities enter the arc tube. Second, the arc tube is mounted inside a pyrex bulb container and sealed. Finally, the lamp is finished by adding a contact for the electrical outlet. Although light output of metal halide lamps is not affected by ambient temperatures, an outer bulb is used to prevent contact with the arc tube, which operates at extremely high temperatures. Quartz and pyrex(R) are used in the production of metal halide lamps because of their durability and ability to retain shape and function at extremely high temperatures. Finished lamps are inspected, tested and then shipped in accordance with customer instructions. The Solon facility also houses the remaining production equipment research and development operations and reduced production capability.

     The Company produces magnetic power supplies at its facility in Amherst, Nova Scotia, which operates five days a week with one full shift and a partial second shift. The Company produces magnetic and electronic power supplies at its facility in Draycott, England, which operates five days a week with one full shift. The manufacture of magnetic power supplies is a combination of batch and production line processes. The production line process starts with a coil winding department, progresses to an in-line coil and core operation and then to final assembly. Subassemblies for ignitors and capacitors are located off-line in a batch operation for inclusion in final assembly.

     The Company produces all of the metal halide salts it uses and sells at its facility in Urbana, Illinois. The Urbana facility, with approximately 80 employees working a single shift, also produces precision metal pieces, precision metal electrode leads and high speed dose dispensers which are used by the Company and sold to other metal halide lamp manufacturers.

     The Ruud Lighting manufacturing facility in Racine, Wisconsin operates five days per week, with two eight-hour shifts per day. The manufacturing process is primarily assembly-to-order based on customer needs. Ruud Lighting's facility is ISO 9001-registered. The paint finishing facility is seven years old and is capable of providing the combination of E-Coat primer and acrylic powder topcoat finishing style typically required by the automotive industry.

     At the Company's DSI facility in Santa Rosa, California, the Company produces optical thin film coatings for a variety of applications, as well as measurement and test instrumentation and equipment for deposition of thin film coatings. The facility operates five days per week with three eight-hour shifts per day. Coatings and systems are produced in accordance with exacting customer specifications. Management believes that DSI has expertise over a broad range of thin film deposition technologies allowing application of the coating technology most suitable for a particular client need.

RAW MATERIALS AND SUPPLIERS

     The Company sources its raw materials from a variety of suppliers. Presently, it sources most of its quartz tubing and pyrex(R) bulbs for lamps from GE. Although an interruption in these supplies could disrupt the Company's operations, the Company believes that alternative sources of supply exist and could be arranged prior to the interruption having a material adverse effect on the Company's operations or sales. The materials for the Company's power supply products are readily available on the open market. The Company also purchases certain of its industrial standard-type lamps from GE and Sylvania. This enables the Company to devote its production equipment to higher margin specialty lamps.

     Most of the raw materials used in the production of metal halide salts can be sourced from several suppliers. The Company has been the dominant supplier of metal halide salts to the metal halide lamp industry for many years. Therefore, the Company has focused on addressing any circumstance which could jeopardize the continued production of these vital materials. Since the Company is the primary supplier of metal halide salts to the metal halide lamp industry, any disruption in supply would also affect each producer of the affected lamp type.

     Components for Ruud Lighting's systems are sourced from the Company as well as outside suppliers. The great majority of components are readily available from multiple suppliers.

     Raw materials and components for DSI coatings and equipment are sourced from outside suppliers. The Company has multiple qualified sources for critical materials and components.

COMPETITION

  General

     Metal halide systems compete with other types of lighting technology for many applications. The Company's metal halide lamps compete with lamps produced by other metal halide lamp manufacturers, primarily GE, Philips and Osram-Sylvania. Metal halide technology is the newest of all lighting technologies and although the market awareness and the uses of metal halide lamps continue to grow, competition exists from older technologies in each metal halide application.

  Materials

     The Company produces materials which are used by the Company and virtually all other manufacturers of metal halide lamps. In metal halide salts, where the Company has successfully used its technology focus and manufacturing capability to develop superior products, the Company believes it has no competitors in the United

States. In overseas markets, one lamp manufacturer produces metal halide salts, principally for its own use. The competition in salts is based on the technological ability to develop salt formulation for customers and product uniformity and purity. The Company believes it is the leading producer of salts because it is the leader in uniformity and purity. In other materials categories, the Company's chief competition is internal production by GE, Philips and Sylvania. The competition in these products is based primarily on price and delivery, with some competition based on technological ability to create solutions for unique applications. The Company's products compete most effectively for external sales where they are created for unique applications.

     DSI has one or two principal competitors in each of its markets (lighting, coating equipment and government/aerospace). The Company believes that competition in thin film coatings is generally based on quality of coatings, technological expertise to design and deliver customized coating solutions and customer service. The Company believes that it competes successfully on the basis of all three of these measures. While competition is strenuous with these existing competitors, management believes that the high technical content of the products and services in these markets make entry by new thin film coating manufacturers relatively difficult.

  System Components

     GE, Philips and Sylvania are the Company's principal competitors in the production of metal halide lamps. Although GE, Philips and Sylvania have focused their efforts on the larger incandescent and fluorescent markets, all three companies produce metal halide lamps. These three companies have emphasized sales of a relatively small variety of standard-type metal halide lamps, such as those found in the most common commercial and industrial applications, which the Company believes represents approximately 75% of the total metal halide lamp segment. Although the Company believes its technical and engineering expertise in the production of specialty metal halide lamps and its unique marketing approach give it a competitive advantage in this market, the Company's three primary competitors have significantly longer operating histories, substantially greater financial, technical and other resources and larger marketing and distribution organizations than the Company and could expand their focus into specialty lamps.

     The Company does not believe that the foreign lamp manufacturers to whom the Company has sold lamp production equipment compete with the Company's specialty products. Due to the technical and engineering expertise required to produce a new type of metal halide lamp, these purchasers have typically only produced the standard-type lamps in which they have been trained by the Company. Although these purchasers could potentially produce specialty lamp types to compete with the Company, these purchasers would need to develop or acquire the expertise required to produce specialty metal halide lamps.

     The Company's North American and European power supply products compete primarily with products of two manufacturers, Advance Transformers, a subsidiary of Philips, and MagneTek, both headquartered in the United States. Both these companies have focused on the large fluorescent power supply market whereas the focus of the Company's acquisitions, Ballastronix and Parry, has been in HID magnetic power supplies for use primarily in metal halide applications. Competition in power supplies has traditionally depended on price and delivery, which has resulted in the failure to develop power supplies to optimize metal halide lighting systems. The Company's power supply operations intend to compete on the ability to deliver power supplies which are designed to enhance performance of metal halide lighting systems.

  Systems

     Lighting systems compete on the basis of system cost, operating cost, quality of light and service. The Company feels that metal halide systems compete effectively against other technologies in each of these areas in many applications. Although the lighting systems market is highly fragmented, Ruud Lighting is the only metal halide systems manufacturer which uses direct marketing to contractors. Ruud Lighting has over 10,000 customers for this direct marketing effort. Competitors generally market these systems through distributors and lighting agents.

     DSI has one or two principal competitors in each of its markets (lighting, coating equipment and government/aerospace). While competition is strenuous with these existing competitors, management believes that the high technical content of the products and services in these markets make entry by new thin film coating manufacturers relatively difficult.

INTELLECTUAL PROPERTY

     The Company relies primarily on trade secret, trademark and patent laws to protect its rights to certain aspects of its products, including proprietary manufacturing processes and technologies, product research and concepts and trademarks, all of which the Company believes are important to the success of its products and its competitive position. In recent years, the Company has successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of the Company's trade secrets or other intellectual property rights could require the Company to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject the Company to the loss of its rights to a particular trade secret, trademark or patent, could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's results of operations. See also "Legal Proceedings."

NON-METAL HALIDE APPLICATION OF COMPANY TECHNOLOGY

  Telecommunications Business Unit

     A portion of the in-process research and development which was acquired when the Company acquired DSI was research and development projects directed at telecommunications applications (the "Fiber Optics Project"). See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Update on In-Process Research and Development." These projects involved the development of processes for the application of thin film coatings designed to act as filters for telecommunications applications. These filters, including wavelength division multiplexing ("WDM") and dense wavelength division multiplexing ("DWDM"), are intended to increase the number of signals that can be sent through a fiber simultaneously, while increasing efficiency and reliability.

     The projects were directed at development of (i) filters to reduce insertion loss in fiber optic communication systems; (ii) filters for WDM systems and (iii) filters for DWDM systems. The first two projects have resulted in commercial products, and sales of these products reached approximately $600,000 in the first six months of fiscal 2000, approximately 40% more than the $413,000 in sales for the year-earlier period. Although the Company has not yet achieved technological feasibility for its DWDM filter products, the Company believes that it will develop commercial DWDM filter products which will take advantage of the Company's patented MicroDyn(R) sputtering deposition technology.

     While the Company does apply thin film filters to parts supplied by its customers, an increasing portion of its business is to forward integrate and supply entire assemblies or parts. The Company has existing capacity for sales of up to $10 million per year of existing products. If DWDM products are successfully developed, following related capital investments of approximately $2.5 million, the Company anticipates that its DWDM capacity will reach approximately $6 million in sales per year. The Company believes that it can increase its production capacity beyond existing levels with modest additional capital expenditures.

     DSI believes that current demand for these thin film coating products for the telecommunications industry exceeds supply. The principal competitors for the Company's products are internal thin film coating capabilities of fiber optic OEMs, such as JDS Uniphase Corporation and Corning Incorporated, and smaller companies which specialize in coatings. The Company believes that competition for these products currently is based principally on technological performance of the products and on delivery and service. Further, the Company believes that its core competencies in coating and coating equipment technologies, its experienced workforce and its ability to develop telecommunications solutions, backed by the required measurement technology, will permit it to continue to compete successfully in this product area.

ENVIRONMENTAL REGULATION

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials as well as laws relating to occupational health and safety. The Company believes that its business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, which could potentially result in significant expenditures in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     In 1993, the Company entered into a consent decree with the City of Solon Sewer District ("Solon") with respect to the discharge of mercury into the sewer system from its Solon, Ohio plant operations. The Company instituted procedures to comply with this consent decree, and the consent decree expired by its terms due to the Company's operation within required discharge limits for the period required by the decree. Routine monthly sampling of the effluent by City of Solon between September 1995 and September 1996 revealed instances of mercury discharge in excess of the limits imposed by Solon. Subsequent tests conducted by Solon showed mercury discharges within required limits. In March 1999, there was a single instance which showed mercury discharges above the required limits. The Company has reviewed and updated its plan intended to prevent intermittently exceeding Solon's mercury standards. The Company believes the cost of continued compliance will not have a material effect on its financial position or results of operations.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations. Capital expenditures and operating expenses in fiscal 1999, fiscal 1998 and fiscal 1997 and the six months ended December 31, 1999 attributable to compliance with such legislation were not material.

EMPLOYEES

     As of December 31, 1999, the Company had approximately 1,764 full-time employees, consisting of employees engaged in the designing, manufacturing and marketing of materials (92 employees), system components (1,025 employees), systems (589 employees) and production equipment (14 employees) and 44 employees in corporate/administrative services. The Company believes that its employee relations are good. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage.

PROPERTIES

     The Company's headquarters are located in Solon, Ohio, and the Company maintains manufacturing facilities in California, Ohio, Illinois, Wisconsin, Rhode Island, Nova Scotia, Canada and Draycott, England. Set forth below is certain information with respect to the Company's principal facilities as of December 31, 1999:

                                                                                 APPROXIMATE
                                                                                   SQUARE       OWNED/
          FACILITY LOCATION                          ACTIVITIES                    FOOTAGE      LEASED
          -----------------                          ----------                  -----------    ------
NORTH AMERICA
Racine, Wisconsin....................  Office, manufacturing, finishing,           440,000       Owned
                                       distribution warehouse
Solon, Ohio..........................  Office, systems components                  330,000       Owned
                                       manufacturing, distribution warehouse
Urbana, Illinois.....................  Materials manufacturing                      62,000       Owned
Santa Rosa, California...............  Office, manufacturing                        23,000       Owned
                                                                                    20,000      Leased
Amherst, Nova Scotia, Canada.........  Office, power supply manufacturing,          45,000       Owned
                                       warehouse
Middletown, Rhode Island.............  Office, fixture manufacturing                37,000       Owned
Mississauga, Ontario, Canada.........  Distribution warehouse, office               13,000      Leased
OTHER
Draycott, England....................  Office, power supply manufacturing,         125,000       Owned
                                       warehouse
Wantirna South, Victoria,
  Australia..........................  Distribution warehouse, office               33,000       Owned
Mitcham, Victoria, Australia.........  Distribution warehouse, office               15,000      Leased
Florence, Italy......................  Office, fixture assembly, warehouse          10,000      Leased

     The owned facilities are subject to mortgages in the following approximate outstanding amounts as of December 31, 1999: Racine -- $10.0 million;
Solon -- $4.7 million; Santa Rosa -- $1.2 million; and, Urbana -- $587,000. The aggregate annual rental cost of the leased facilities is approximately $728,000, and the average remaining lease term is 2.7 years.

     The Company has vacated its equipment manufacturing facility in Bellevue, Ohio. The Company currently leases approximately 77,000 square feet at a cost of $42,000 per month under a lease which extends to November 2005. The Company is seeking ways to mitigate this liability including termination, buyout or sublease. An accrual has been made as part of special charges to provide for the estimated cost of exiting this lease agreement.

LEGAL PROCEEDINGS

     In April and May 1999, three class action suits were filed in the United States District Court, Northern District of Ohio, by certain alleged shareholders of the Company on behalf of themselves and purported classes consisting of Company shareholders, other than the defendants and their affiliates, who purchased stock during the period from December 30, 1997 through September 30, 1998 or various portions thereof. A First Amended Class Action Complaint, consolidating the three lawsuits, was filed on September 30, 1999, and the action is now pending before a single judge. The named defendants in the case -- styled In re Advanced Lighting Technologies, Inc. Securities Litigation, Master File No. 1:99CV836, pending before the United States District Court, Northern District of Ohio -- are the Company and its Chairman and Chief Executive Officer.

     The First Amended Class Action Complaint alleges generally that certain disclosures attributed to the Company contained misstatements and omissions alleged to be violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, including claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to the Company's financial performance and prospects and alleged violations of generally accepted accounting principles by, among other things, improperly recognizing revenue and improper inventory accounting. The Complaint seeks certification of the purported class, unspecified compensatory and punitive damages, pre- and post-judgment interest and attorneys' fees and costs.

     The Company and the CEO believe that these claims lack merit and on November 15, 1999, the Company and CEO filed a Motion to Dismiss the Complaint. The Company and the CEO intend to continue to vigorously defend against these actions.

     Excluding the case noted above, the Company does not have pending any litigation which, separately or in the aggregate, if adversely determined, could reasonably be expected to have a material adverse effect on the Company. The Company and its subsidiaries may, from time to time, be a party to litigation or administrative proceedings which arise in the normal course of their business.

     The Company's DSI subsidiary has received notice from a competitor, which manufactures and markets equipment for the application of thin-films and provides thin-film coatings for lighting and other markets. The competitor believes certain of DSI's equipment may infringe on the competitor's patented process. Dialogue between the parties indicates that a mutually amicable resolution may be reached. Further, the competitor has taken no further action at the date of this Prospectus. In the event formal patent infringement claims are made, DSI's management believes that it has valid defenses to such patent infringement claims, and the Company intends to vigorously defend any claims which may actually be filed by the competitor. In light of the foregoing, however, the liability, if any, of the Company in relation to such possible claims cannot be quantified.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information, as of March 8, 2000, with respect to each person who is currently a director, an executive officer or key employee of the Company.

                                                                                        DIRECTORS
                                                                                          TERM
         NAME             AGE                         POSITION                           EXPIRES
         ----             ---                         --------                          ---------
Wayne R. Hellman          53     Chief Executive Officer and Chairman                     2001
Alan J. Ruud              52     Chief Operating Officer, President, Vice Chairman
                                 and Director                                             2000
Louis S. Fisi             65     Director                                                 2000
Francis H. Beam           64     Director                                                 2000
John E. Breen             55     Director                                                 2002
John R. Buerkle           51     Director                                                 2002
Theodore A. Filson        64     Director                                                 2001
Susumu Harada             48     Director                                                 2002
Thomas K. Lime            61     Director                                                 2001
A Gordon Tunstall         56     Director                                                 2002
Nicholas R. Sucic         53     Chief Financial Officer, Vice President and
                                 Treasurer
Key Employees
Leroy A. Bartolomei       60     President -- Deposition Sciences, Inc. (Thin Film
                                 Deposition Systems/Coatings)
Glenn Garbowicz           36     President -- Venture Lighting Power Systems North
                                 America (Power Supplies)
Wayne L. Platt            58     President -- Venture Lighting International (Lamps)
Robert S. Roller          54     Vice President -- Marketing
James L. Schoolenberg     57     President -- APL Engineered Materials, Inc.
                                 (Materials)
Theodore O. Sokoly        53     Chief Information Officer
Juris Sulcs               53     Chief Technology Officer
Donald Wandler            64     President -- Ruud Lighting, Inc. (Systems)

     Wayne R. Hellman has served as the chief executive and a director of the Company since 1995 and as chief executive or other senior officer of each of the Company's predecessor companies since 1983. From 1968 to 1983 he was employed by the lighting division ("GE Lighting") of General Electric Company. While at General Electric, Mr. Hellman served as Manager of Strategy Analysis for the Lighting Business Group; Manager of Engineering for the Photo Lamp Department; Halarc Project Venture Manager; Manager of Quartz Halogen Engineering and Manager of Metal Halide Engineering. As the Halarc Project Venture Capital Manager, he was given the responsibility of developing metal halide technology. Mr. Hellman is also currently a director of Fiberstars, Inc., a manufacturer and marketer of fiber optic lighting systems. The Company owns approximately 26% of the issued and outstanding shares of Fiberstars, Inc. In 1998, Mr. Hellman married Diane Mazzola who is Mr. Fisi's step-daughter.

     Alan J. Ruud founded Ruud Lighting, Inc. in December of 1982 and has served as its chairman of the board and chief executive officer since that time. The Company acquired Ruud Lighting on January 2, 1998. At that time, Mr. Ruud was appointed to the Company's board. He currently serves as vice-chairman and a member of the Executive Committee. In June 1999, Mr. Ruud was appointed to the additional positions of President and Chief Operating Officer of the Company. Mr. Ruud founded SPI Lighting, an HID lighting manufacturer, in 1973, which was sold to McGraw Edison in 1978. Mr. Ruud managed SPI Lighting until 1982. From 1969 through 1979, Mr. Ruud also ran a consulting and lighting engineering group in Milwaukee, Wisconsin. Mr. Ruud is also currently a director of Fiberstars, Inc.

     Louis S. Fisi served as the executive vice president of the Company from 1995 until his retirement in 1999, and has served as a director of the Company since 1995. He also served as chief financial officer of the Company from 1995 to November 1996 and chief financial officer of one or more of the Company's predecessors from 1985 to November 1996, and assisted Mr. Hellman in the founding of the predecessors. From 1976 to 1985, Mr. Fisi was employed in executive and financial capacities by the Smithers Company, an international industrial company. From 1967 to 1976, he was employed as a certified public accountant by an international accounting and consulting firm currently known as Ernst & Young LLP.

     Francis H. Beam has served as a director of the Company since 1995. From 1988 to 1999, Mr. Beam served as President of Pepper Capital Corp., a venture capital firm which he formed. Mr. Beam retired from Pepper Capital effective at the end of 1999. Mr. Beam is also a director of The Lamson & Sessions Co., a manufacturer of thermoplastic conduit and pipe, enclosures, wiring devices and accessories. From 1959 to 1988 he was employed by Ernst &Young LLP (and its predecessors). Beginning in 1967 he held various partnership positions with that firm until his retirement in 1988 as Vice Chairman and Regional Managing Partner.

     John E. Breen was appointed to the Company's board in December 1999. Dr. Breen served as Vice President of Technology for GE Lighting from 1990 until his retirement in 1998. Dr. Breen spent 26 years at GE Lighting focused on technology for all lighting applications and on new product introductions.

     John R. Buerkle was appointed as a director of the Company in January 1998. Mr. Buerkle was named President -- Asia-Pacific of S.C. Johnson & Son, Inc., a worldwide manufacturer and marketer of consumer household products, in April 1995. From 1982 to 1995, Mr. Buerkle held positions for business and product development in Latin America and held other managerial positions with S.C. Johnson from 1972. Mr. Buerkle is also currently a director of Alloyd Company, Inc., a privately-held leading manufacturer of plastic packaging and packaging equipment.

     Theodore A. Filson has been a director of the Company since 1995. Mr. Filson has served as an independent consultant to the lighting industry since 1994. From 1986 to 1994 he was employed as president and chief executive officer of Advance Transformer, Inc., the largest manufacturer of lighting system power supplies in the world.

     Susumu Harada has served as a director of the Company since January 1996. Mr. Harada is the chief executive officer of the following Japanese companies:
Koto Electric, Koto Bunkogen, Iwaki Cristal and Wakoh Corporation. Mr. Harada is also the chief executive of Venture Lighting, Japan ("Venture Japan"), formerly, Koto Luminous, which is a Japanese distribution and manufacturing joint venture in which the Company owns an equity interest consisting of preferred stock. The product lines of these companies include specialty lamps, hermetic seals for quartz crystal and optical semiconductors, and digital display lamps. In 1981, Mr. Harada joined Koto as the Overseas and Domestic Sales and Planning Manager. He held a number of positions with Koto before he assumed his current position as chief executive officer in 1992.

     Thomas K. Lime was appointed to the Company's board in December 1999. Mr. Lime retired from GE Lighting in 1998 after 37 years in sales and marketing positions at GE Lighting. From 1995 to 1998, Mr. Lime served as General Manager-World Wide Strategic Accounts Sales and from 1984 to 1994 as General Manager-Consumer Sales US/Canada.

     A Gordon Tunstall has served as a director of the Company since June 1996. He is the founder of, and for more than 20 years has served as President of Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall is also currently a director of kforce.com (Romac International, Inc.), a professional and technical placement firm; Orthodontic Centers of America, Inc., a manager of orthodontic practices; and Horizon Medical Products, a medical device manufacturer and distributor.

     Nicholas R. Sucic joined the Company in 1996 as Special Assistant to the Chairman. He was appointed chief financial officer and treasurer in November 1996 and became Vice President in April 1997. He is a certified public accountant. From 1989 to 1996, he was employed by The Prudential Investment Corporation ("The Prudential") having served as chief financial officer and comptroller for various institutional investment units. Prior to joining The Prudential, Mr. Sucic was a partner with Ernst & Young LLP, having been associated with that firm since 1970.

     Leroy A. Bartolomei has been the President of Deposition Sciences, Inc. since its formation in 1985. From 1976 to 1985, he was employed by Optical Coating Laboratory, Inc., where his last position was Senior Vice President of Operations. Mr. Bartolomei holds several patents for thin film components and processing.

     Glenn Garbowicz joined Venture Lighting Power Systems as Vice President of Engineering in 1997 and in that year founded the Company's power systems research facility. In February 2000, he was appointed President of the Venture Lighting Power Systems operation. From 1986 to 1997, he served in a number of engineering and management positions with Advance Transformer Company. Mr. Garbowicz holds ten lighting-related patents and has authored a number of technical papers for the Illuminating Engineering Society of North America.

     Wayne L. Platt joined Venture Lighting International as President in 1998. From 1996 to 1998, he was Vice President of Manufacturing and Engineering of Sylvania Lighting International in Geneva, Switzerland. For the prior two years, he served as Plant Manager of the High Intensity Discharge division of GTE Sylvania in New Hampshire. Prior to that, Mr. Platt held plant management positions with Philips and the lamp division of Westinghouse Electric Company.

     Robert S. Roller has been with the Company and its predecessors from their inception in 1983 and has served as the senior manager responsible for product marketing. Since February 2000, he has been Vice President of Marketing for the Company's Microsun e-commerce business unit. From 1966 to 1983, he was employed in a managerial capacity by GE Lighting with responsibilities for the marketing and engineering of metal halide and other lighting products.

     James L. Schoolenberg joined APL Engineered Materials, Inc. in 1975 and has served APL as President and Chief Executive Officer since 1994. From 1984 to 1994, Mr. Schoolenberg held positions with increasing executive and management responsibilities. Prior to that, Mr. Schoolenberg played a principal role in enhancing the production efficiency and the quality of APL's metal halide products.

     Theodore O. Sokoly joined Ruud Lighting, Inc. in 1982 and has served as the senior manager responsible for technology development. He has acted as chief information officer for the Company since January 1998.

     Juris Sulcs has been with the Company and its predecessors since their inception in 1983 and has served as the senior manager responsible for technology development. From 1966 to 1983, he was employed in a managerial capacity by GE Lighting, with responsibilities for the technological development and quality control of metal halide and other lighting products.

     Donald Wandler joined Ruud Lighting, Inc. in 1982 and served as Executive Vice President with responsibilities including product engineering, production and production control. In March 1999, he was named President of Ruud Lighting, Inc. Previously, Mr. Wandler served in operating management positions with the McGraw-Edison Area Lighting Division and SPI Lighting.

                              CERTAIN TRANSACTIONS

THE COMBINATION

     The Company was formed on May 19, 1995, and acquired ownership, primarily by merger (the "Combination") of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors").

     In connection with the Combination, the following executive officers and directors of the Company or their immediate family members received Common Stock in the merger of the Predecessors into the Company in exchange for the shares of common stock of the Predecessors which they had held. The following table sets forth the number of shares of Common Stock received by these individuals in the Combination.

                                                              NUMBER OF SHARES
                                                                 OF COMPANY
                     EXECUTIVE OFFICER,                         COMMON STOCK
                   DIRECTOR OR IMMEDIATE                          RECEIVED
                       FAMILY MEMBER                           IN COMBINATION
                   ---------------------                      ----------------
Wayne R. Hellman............................................     3,125,153
Louis S. Fisi...............................................       657,112
Theodore A. Filson(1).......................................        15,021
Francis H. Beam.............................................        34,685
Brian A. Hellman(2).........................................       177,523
Lisa B. Hellman(2)..........................................       167,206

---------------

(1) Mr. Filson no longer beneficially owns these shares.

(2) Brian Hellman and Lisa Hellman are Mr. Hellman's children.

     The Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the Predecessors' shareholders received shares of the Company, except that certain former employees received, in the aggregate, an insignificant amount of cash for their shares.

OTHER TRANSACTIONS WITH DIRECTORS AND OFFICERS

     On September 15, 1995, one of the Predecessors transferred its nonlamp assets to H&F Five, Inc., a company owned by Messrs. Hellman, Fisi and certain other employees of the Company, for a demand promissory note from H&F Five, Inc. in the amount of $200,000 bearing interest at 8.5% per annum. Total principal and accrued interest at June 30, 1999 was $220,000, which was the largest amount outstanding at any time during fiscal 1999.

     In fiscal 1999, Mr. Filson provided consulting services to the Company and received fees in the amount of $99,996. Mr. Filson's consulting services included taking an active role in sales/marketing through the development of key customer relationships, obtaining commitments from customer companies to introduce new lighting products that include Company components and the establishment of major sales agreements. Mr. Filson's services during fiscal 1999 also encompassed other activities, including joint venture activities and recruitment of key personnel. In calendar 2000, Mr. Filson has agreed to provide consulting services to the Company.

     Mr. Harada, a director of the Company, is an executive officer, director, and a shareholder of Venture Lighting, Japan ("Venture Japan"), formerly known as Koto Luminous Ltd., a Japanese manufacturer and marketer of lighting products. Venture Japan owns 142,268 shares of the Company, which were acquired in the Combination as a result of its investment in a Predecessor. In April 1997, the Company purchased a 30% common stock interest in Venture Japan. In November 1998, this common stock interest was exchanged for nonvoting convertible preferred stock which Company management determined had fair value not less than the fair value of the original common stock interest. The exchange for this preferred stock enhanced the security of the Company's investment by providing preferential treatment upon liquidation of Venture Japan, while the convertibility of the preferred stock allows the Company to participate in the future potential of Venture Japan.

Additionally, Mr. Harada and members of his family control Wakoh Corporation, a Japanese corporation. Wakoh Corporation and the Company are each 50% joint venture partners in Pacific Lighting, Inc., a British Virgin Islands holding company. The Company uses Pacific Lighting to own and hold a number of the Company's joint venture investments. Venture Japan is the Company's sole trading partner in Japan and, as a result, the Company supplies Venture Japan with materials, lamps and equipment. The Company had sales of approximately $625,000 and $434,000 in fiscal 1999 and the six months ended December 31, 1999, respectively, to Venture Japan.

     On January 22, 1996, two subsidiaries of the Company each entered into a six-year Aircraft Operating Agreement with Levetz Investments, Inc. ("Levetz"), an unrelated Ohio corporation, for the purpose of chartering a 1986 Beechcraft King Air 300 airplane (the "King Air Aircraft"), which Levetz leased from LightAir Ltd. ("LightAir"), an Ohio limited liability company owned by Mr. Hellman (80%) and Mr. Fisi (20%). On May 27, 1997, the Company entered into a ten-year Aircraft Dry Lease Agreement with LightAir for the purpose of leasing a 1993 Lear Jet 60 airplane (the "Lear Aircraft"). In each case, the leased airplanes enabled the Company to have air service into locations which are not adequately served by commercial carriers. On May 6, 1998, LightAir sold the 1986 King Air Aircraft. On April 13, 1998, LightAir purchased a 1991 Beechcraft King Air 350 airplane (the "Replacement King Air Aircraft") which Levetz leased from LightAir on the same terms as the original King Air Aircraft; however, there was no commitment by the Company or any subsidiary for a minimum number of flight hours for the Replacement King Air Aircraft (one of the subsidiaries had committed to a minimum of 200 flight hours per year on the King Air Aircraft, and another subsidiary had committed to a minimum of 75 flight hours per year on the King Air Aircraft). The Company and its subsidiaries were required to pay $950 per flight hour on the Replacement King Air Aircraft for the first 275 hours, and $550 per flight hour thereafter, plus operating and maintenance expenses. The Company had committed to a minimum of 260 flight hours per year on the Lear Aircraft. The lease rate for the Lear Aircraft was $2,500 per flight hour, plus operating costs and maintenance expenses. Levetz entered into a separate Aircraft Dry Lease Agreement with LightAir for use of the Lear Aircraft when not in use by the Company. In addition, the Company has utilized a Saab 340 Aircraft (the"Saab Aircraft") on an hourly rental basis. The Saab Aircraft was originally owned by LightAir and was subsequently transferred to LightAir II Ltd. Messrs. Hellman and Fisi guaranteed the repayment of $2.8 million of indebtedness incurred to purchase the Replacement King Air aircraft; the repayment of $8.4 million of indebtedness incurred to purchase the Lear Aircraft; and $3.0 million of indebtedness to purchase the Saab aircraft. Payments to LightAir totalled approximately $554,000 in fiscal 1997; $2,071,000 in fiscal 1998, and $588,000 in fiscal 1999. In addition, at June 30, 1999, the Company had a $59,000 payment due to LightAir, which was subsequently paid. LightAir paid certain rebates and reimbursements of amounts paid by the Company. Unpaid portions of these amounts were recorded as non interest bearing receivables of the Company. Rebates paid in fiscal 1998 totalled $211,000 and no subsequent rebates have been made or are expected. The largest amount outstanding with respect to receivables relating to reimbursements during fiscal 1999 was $137,000. There were no such receivables at June 30, 1999.

     On May 20, 1998, LightAir II Ltd. ("LightAir II"), an Ohio limited liability company owned by Mr. Hellman (50%) and Mr. Ruud (50%), acquired a 1988 Cessna Citation III aircraft. The Citation III was chartered to the Company at an average of $2,000 per hour prior to January 1999 and $2,400 per hour thereafter. Scott Air Charter of Milwaukee, Wisconsin is the charter broker for the plane. Messrs. Hellman and Ruud guaranteed the repayment of $6.4 million of indebtedness incurred to purchase the Citation III. Following transfer to LightAir II of the Saab aircraft, LightAir II made the Saab aircraft available to the Company on the same terms as were made available by LightAir. Commencing in January 1999 the arrangements with LightAir II were changed to provide for minimum payments of $55,000 per month for the Saab aircraft. The hourly usage rates for the plane were reduced from $2,000 per hour to $1,100 per hour for the Saab Aircraft. LightAir II has entered into arrangements to sell both of its aircraft and the minimum payment was reduced to $33,500 with respect to the Saab aircraft. The planes are not expected to be used for charter by the Company pending sale. Payments to LightAir II during fiscal 1998 totalled $90,000, approximately $1,030,000 in fiscal 1999 and approximately $265,000 for the six months ended December 31, 1999. In addition, at June 30, 1999, the Company had a $102,000 payment due to LightAir II.

     On January 2, 1998, the Company acquired all of the capital stock of Ruud Lighting, Inc. Mr. Ruud received approximately $17.8 million and 1,502,857 shares of Common Stock in the transaction. Mr. Ruud's adult children received, in the aggregate, approximately $9.3 million and 782,857 shares of Common Stock in connection with the Company's acquisition of Ruud Lighting. In November 1997, certain shareholders of Ruud Lighting, including Mr. Ruud, purchased from Ruud Lighting undeveloped real estate contiguous to its existing facility, for $345,000. The terms of the transactions were determined by arm's-length negotiation among the parties.

     Pursuant to a loan agreement dated October 8, 1998 between the Company and Mr. Hellman, its Chairman and Chief Executive Officer (the "Hellman Loan Agreement"), the Company has loaned $9,000,000 to Mr. Hellman for a one-year term at the rate of 8%. The loan was made following approval by the Company's Board of Directors (Messrs. Hellman and Fisi did not participate in the deliberations). The proceeds of the loan were used to reduce the outstanding principal balance of a loan from Prudential Securities Incorporated ("PSI"), which is secured by 2,053,070 shares of Company Common Stock owned by Mr. Hellman and Hellman Ltd. (the "Hellman Personal Shares"). In connection with the loan, the Board asked for and received Mr. Hellman's agreement to extend the term of his employment agreement to December 31, 2003. The Hellman Loan Agreement prohibits Mr. Hellman from encumbering the Hellman Personal Shares in any manner except pursuant to existing agreements governing Mr. Hellman's margin account at PSI, without consent of the Board's representative. Mr. Hellman has paid accrued interest of $720,000 on the loan through October 6, 1999. The principal on the loan was due on October 6, 1999. On January 25, 2000, the Board agreed that Mr. Hellman would not be required to repay the loan until October 6, 2000. However, if the price of the Company's Common Stock reaches $12 per share (a level which the directors believe would permit repayment of Mr. Hellman's margin loan and refinancing with another lender), the Board and Mr. Hellman will discuss earlier repayment of all or a portion of the loan. The Directors have informed Mr. Hellman that the Company may require immediate payment of the loan if the Company requires the payment to prevent an unacceptable strain on cash resources.

     Diane Hellman, Mr. Hellman's wife, has served the Company in various marketing positions since 1985, and currently serves as Vice President of Sales of Venture Lighting International, Inc. In fiscal 1999, Mrs. Hellman's salary, benefits and perquisites (including the normal vesting and a one-time charge for accelerated vesting resulting from the termination of the split dollar life insurance program) were $126,731. Brian Hellman, Mr. Hellman's son, has served the Company in various positions since 1992, and currently serves as Senior Business Analyst of Venture Lighting International, Inc. In fiscal 1999, Brian Hellman's salary, benefits and perquisites (including the normal vesting and a one-time charge for accelerated vesting resulting from the termination of the split dollar life insurance program) were $92,163. Deborah Rogers, Mr. Hellman's sister-in-law, has served the Company in various positions since 1994, and currently serves as Regional Sales Manager of Venture Lighting International, Inc. In fiscal 1999, Ms. Rogers' salary, benefits and perquisites were $69,857. Susan Ruud, Mr. Ruud's wife, has served the Company since 1998, and served Ruud Lighting in various positions since 1982, and currently serves as Vice President of Human Resources of the Company. In fiscal 1999, Mrs. Ruud's salary and benefits were $66,846. Christopher Ruud, Mr. Ruud's son, has served the Company since 1998, and served Ruud Lighting in various positions since 1986, and currently serves as Vice President of Continuous Improvement/Human Resources of Ruud Lighting. In fiscal 1999, Christopher Ruud's salary and benefits were $91,447.

     Mr. Fisi retired as an officer and employee of the Company effective December 31, 1999. Effective upon Mr. Fisi's retirement, the Company and Mr. Fisi entered into a consulting agreement pursuant to which Mr. Fisi has been retained as a consultant until June 30, 2000 for a fixed consulting fee of $93,000 (it is anticipated that the consulting arrangement during this period would involve the direction and completion of Mr. Fisi's current projects); after June 30, 2000, Mr. Fisi will be available to consult with Company management for an additional period of four years on special projects, where Mr. Fisi's extensive industry experience, special knowledge regarding the Company and availability to supervise substantial projects would assist the Company's completion of these projects, with compensation for the four-year period set at $93,000 per year. In addition, Mr. Fisi will continue serving his existing term as a director of the Company and given a 5,000 share option grant under the Company's 1995 Incentive Award Plan or 1998 Incentive Award Plan.

     The Company does not intend to enter into any material transaction with officers or directors, or their family members, without the approval of a majority of the disinterested directors in the future. All above-described transactions since March 1997 were approved by a majority of disinterested directors except Mr. Filson's consulting service fees and the employment and compensation of the Hellman and Ruud family members.

GE TRANSACTION

     On October 6, 1999, GE made an investment in the Company of $20,554,000. The additional capital resources provided by the agreed investment by GE are expected to provide additional flexibility to pursue opportunities in the metal halide business. In addition, GE and the Company have entered into a five year, renewable agreement for the supply of metal halide salts to GE. This agreement is similar to a supply agreement with GE which expired in 1998, including a non-exclusive technology license to protect GE in the event of an inability of the Company to supply these products. The Company and GE are in discussions with respect to other supply arrangements. The Company anticipates that the GE investment and the expansion which it will permit will result in an expanded supplier-customer relationship with GE, enhancing the Company's earnings and competitive position in the metal halide, marketplace. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Recent Developments -- General Electric Company Investment."

     The GE investment includes 761,250 shares of the Company's newly-created Series A Stock convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment). GE also received a Warrant (the "Initial Warrant") to purchase an additional 1,000,000 shares of Common Stock of the Company, which is immediately exercisable. GE has been a holder of 535,887 shares of Company Common Stock since the Company's initial public offering in 1995. The Series A stock, Common Stock issuable on exercise of the Initial Warrant and the Common Stock held by GE represent (after giving effect to the shares issued on exercise of the Initial Warrant) approximately 18.9% of the voting power and equity ownership of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments -- General Electric Company Investment -- Terms of the Series A Stock and -- Terms of the Initial Warrant." Pursuant to the terms of the Stock Purchase Agreement, GE is to provide the Company with five nominees as potential Company's Board of Directors who are not directors, officers, employees or 10% shareholders of GE. The Company is required to cause the number of such nominees serving on the Board to be equal to the greater of 20% of the number of members of the Board or the number of members which most nearly corresponds to GE's percentage ownership interest in the Company.

     The proceeds of the GE transaction have been applied principally to the reduction of short-term liabilities and outstanding amounts under the Company's principal bank credit facility.

     GE supplies the Company with quartz tubing, glass bases and other components for the metal halide lamps, manufactured by the Company. Although a significant supplier of such items, GE is not the only available source for these items. In addition, GE supplies the Company with finished lamps for resale as a part of the Company's product line and for inclusion in the Company's lighting systems. These lamps include both commodity-type metal halide lamps which supplement the Company's line of specialty lamps, as well as incandescent and fluorescent lamps, which are distributed to the Company's customers. The Company supplies GE with both components for lamps and private label specialty metal halide lamps. GE provides unsecured trade credit terms to the Company to finance the purchase of products from GE by the Company. The Company paid GE a total of $13.5 million and $6.4 million for components and finished lamps purchased from GE during fiscal 1999 and the first six months of fiscal 2000, respectively, and GE paid the Company a total of $4.6 million and $4.0 million for components and finished lamps purchased from the Company during fiscal 1999 and the first six months of fiscal 2000, respectively. GE is also a manufacturer and marketer of metal halide lamps and fixtures and a competitor of the Company.

                      CERTAIN HOLDERS OF VOTING SECURITIES

     The following table sets forth information regarding the ownership of the Company's Common Stock as of January 31, 2000, by each of the directors and executive officers of the Company, by each person or group known by the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Stock, and by all directors and executive officers of the Company as a group.

                                                          SHARES BENEFICIALLY OWNED(2)
                                                       ----------------------------------
                                                                                 PERCENT
                                                                    PERCENT     OF VOTING
                 NAME AND ADDRESS(1)                    NUMBER      OF CLASS      POWER
                 -------------------                    ------      --------    ---------
Wayne R. Hellman(3)..................................  3,968,922(7)  19.5%        16.3%
Alan J. Ruud(4)......................................  3,647,329(7)  18.0%        15.0%
Louis S. Fisi(5).....................................    297,169(7)   1.5%         1.2%
Nicholas R. Sucic....................................     18,433(7)      *            *
Francis H. Beam......................................     42,554         *            *
John E. Breen........................................          0         *            *
John R. Buerkle......................................     22,000         *            *
Theodore A. Filson...................................     43,000         *            *
Susumu Harada(6).....................................    157,368         *            *
Thomas K. Lime.......................................          0         *            *
A Gordon Tunstall....................................     15,000         *            *
All Directors and Executive Officers as a Group
  (3)(4)(5)
  (11 Persons).......................................  7,914,858(7)  38.9%        32.5%
General Electric Company (8).........................  4,580,887     18.8%        18.8%
Brown Investment Advisory & Trust Company/ Brown
  Advisory Incorporated (9)..........................  1,367,579      6.7%         5.8%
Wellington Management Company (10)...................  1,170,300      5.7%         5.0%

---------------

*  Less than one percent

 (1) The business address of each of Messrs. Hellman, Fisi, Sucic, Beam, Buerkle, Filson and Lime and Dr. Breen is 32000 Aurora Road, Solon, Ohio 44139. The business addresses of Messrs. Ruud, Harada, and Tunstall are:
     Mr. Ruud -- Ruud Lighting, Inc., 9201 Washington Avenue, Racine, Wisconsin 53406; Mr. Harada -- Koto Electric Co., Ltd., Bunmeido Bldg., 7th Floor, 3-16-5, Taito, Taito-Ku, Tokyo 110, Japan; and Mr. Tunstall -- Tunstall Consulting, Inc., 13153 North Dale Mabry, Suite 200, Tampa, Florida, 33618. The business address of General Electric Company is 3135 Easton Turnpike, Fairfield, CT 06431. The business address of Wellington Management Company is 75 State Street, Boston, MA 02109. The business address of Brown Investment Advisory & Trust Company/Brown Advisory Incorporated is 19 South Street, Baltimore, MD 21202.

 (2) Shares beneficially owned include the following shares which may be acquired within 60 days after January 31, 2000 by exercise of options granted pursuant to the incentive award plans: Mr. Beam -- 15,000 shares; Mr. Filson -- 33,000 shares; Mr. Buerkle -- 9,000 shares; Mr.
     Harada -- 9,600 shares; Mr. Tunstall -- 15,000 shares; Mr. Sucic -- 14,250 shares. Shares beneficially owned by General Electric Company include 3,045,000 shares of Common Stock which may be acquired by General Electric Company at any time upon conversion of the Series A Stock and 1,000,000 shares of Common Stock subject to a warrant which is exercisable at any time. Percentage ownership is calculated on the basis of shares outstanding, plus shares which may be acquired within 60 days of the date of the proxy upon exercise or conversion by the named holder of options, warrants and Series A Stock. Percentage voting power is calculated on the same basis as percentage ownership, except the calculation includes for all holders the voting power of the Series A Stock and the shares issuable upon exercise by GE of the warrant.

 (3) Includes 1,928,372 shares owned by Mr. Hellman individually; 125,000 shares owned by a limited liability company ("Hellman Ltd.") of which Mr. Hellman is the manager and as to which Mr. Hellman has sole voting and investment power; 50,000 shares owned by a private charitable foundation established by Mr. Hellman and as to which Mr. Hellman has sole voting and investment power; 70,414 shares beneficially owned by certain shareholders of the Company held under a voting trust which expires in 2005 (the "Trust") and 1,758,984 shares formerly subject to the Trust as to which Mr. Hellman holds an irrevocable proxy under similar terms. These shares, totaling 1,829,398, are referred to herein as the "Trust Shares." The Trust Shares include all shares individually owned by Mr. Louis S. Fisi, Mr. Robert S. Roller, and Mr. Juris Sulcs, Ms. Christine Hellman and Ms. Lisa Hellman, the estate of James Sarver, and trusts for the benefit of Mr. Roller's children. The Trust Shares also include shares owned by Mr. Brian Hellman. Pursuant to the terms of the Trust and the irrevocable proxies, Mr. Wayne Hellman is empowered to vote the Trust Shares for all purposes at his sole discretion, but is not provided with investment power with respect to the Trust Shares. Beneficial owners of the Trust Shares may remove the shares from the Trust or release the shares from the irrevocable proxy, as the case may be, to effect a bona fide sale free of the restrictions of the Trust. All share distributions on account of the Trust Shares become subject to the Trust, and all cash and other nonshare distributions on account of the Trust Shares are to be paid over to the grantors of the Trust. The expiration of the Trust may be accelerated under certain circumstances. Mr. Hellman does not receive any compensation for serving as voting trustee of the Trust. Mr. Hellman has granted to GE irrevocable proxies with respect to shares owned by him individually and by Hellman, Ltd. and with respect to the Trust Shares. The proxies will be effective only under certain circumstances. See
     "Business -- Recent Developments -- General Electric Company Investment." Also includes shares beneficially owned by Mr. Hellman's wife as to which Mr. Hellman disclaims beneficial ownership, consisting of 26,152 shares owned and 10,000 shares subject to options exercisable within 60 days of the date of this Prospectus.

 (4) Mr. Ruud has the sole power to vote 3,647,329 shares of Common Stock of which 1,497,143 shares of Common Stock are subject to the terms of a voting trust agreement dated January 2, 1998 (the "Voting Trust") or an irrevocable proxy similar to the irrevocable proxies held by Mr. Hellman, discussed above (collectively, the "Voting Trust Shares"), and the sole power to dispose of 2,150,186 shares of Common Stock. The purpose of the Voting Trust Agreement and proxies is to provide Mr. Ruud with the power to vote all of the 1,497,143 shares of Common Stock held by the signatories to the Voting Trust Agreement. The Voting Trust Shares include all shares individually owned by Messrs. Donald Wandler, Theodore O. Sokoly, Christopher A. Ruud, and Ms. Cynthia A. Johnson. Mr. Ruud has granted to GE proxies with respect to shares owned by him individually and with respect to the Voting Trust Shares. These proxies will be effective only under certain circumstances. See "Business -- Recent Developments -- General Electric Company Investment."

 (5) All individually owned shares (other than 401(k) plan shares) are Trust Shares subject to voting control by Mr. Hellman.

 (6) Includes 142,268 shares owned by Venture Lighting, Japan, of which Mr. Harada is chief executive officer. Mr. Harada disclaims beneficial ownership of these shares.

 (7) Includes 2,513 shares purchased via the Employee Stock Purchase Plan by Mr. Sucic and 302, 252, 329 and 170 shares purchased via the Company 401(k) plan for Messrs. Hellman, Fisi, Ruud and Sucic respectively.

 (8) Includes 535,887 shares of Common Stock held by General Electric Company, 3,045,000 shares issuable upon conversion of the Series A Stock held by General Electric and 1,000,000 shares issuable upon exercise of a currently exercisable warrant held by General Electric. General Electric owns 100% of the issued and outstanding shares of Series A Stock.

 (9) Information obtained from Schedule 13G filed by the shareholder. Includes 560,340 shares as to which BIATC has sole voting power and 772,039 shares as to which BIA has sole voting power and 595,540 shares as to which BIATC has sole dispositive power and 772,039 shares as to which BIA has sole dispositive power.

(10) Information obtained from Schedule 13G/A filed by the shareholder. Includes 703,900 shares as to which Wellington has shared voting power and 1,170,300 shares as to which Wellington has shared dispositive power.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     In May 1999, the Company replaced its existing credit facility with the Bank Credit Facility consisting of a $50.0 million revolving credit loan and $25.0 million term loan provided by several financial institutions. Subsequent to June 30, 1999 the Company reduced its commitment to a $60.0 million facility. Proceeds from the facility were used to repay the Company's existing credit facility and certain other long-term debt. The revolving credit loan has a three-year term expiring in May 2002. Interest rates on revolving credit loans outstanding are based, at the Company's option, on LIBOR plus 2.75% or the agent bank's prime rate. Availability of borrowings is determined by the Company's eligible accounts receivable and inventories. The term loan has a five-year term expiring in May 2004. The Company pays monthly principal payments that total $3.6 million annually, with the unpaid balance due at maturity. Interest rates on the term loan are based, at the Company's option, on LIBOR plus 3.25% or the agent bank's prime rate.

     The Bank Credit Facility contains certain affirmative and negative covenants customary for this type of agreement, prohibits cash dividends, and includes financial covenants with respect to the coverage of certain fixed charges. The principal security for the revolving credit loan is substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries. The term loan is secured by substantially all of the Company's machinery and equipment and is cross-collateralized and secured with the revolving credit loan.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     In connection with the sale of the Old Notes, the Company entered into the Registration Rights Agreement with the Placement Agent, pursuant to which the Company agreed to use its reasonable best efforts to consummate an exchange offer with respect to the exchange of the Old Notes pursuant to an effective registration statement for debt securities with terms identical in all material respects to the terms of the Old Notes, except that (i) the New Notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration and other rights under the Registration Rights Agreement, and (ii) the New Notes will not provide for any increase in the interest rate thereon. In that regard, the Old Notes provide, among other things, that, if the Exchange Offer is not consummated on or prior to September 14, 1998, the interest rate borne by the Old Notes following September 14, 1998 will increase by 0.50% per annum until the Exchange Offer is consummated. Upon consummation of the Exchange Offer, Holders of Old Notes will not be entitled to any increased rate of interest thereon or any further registration rights under the Registration Rights Agreement, except that the Placement Agent may have certain registration rights under limited circumstances. See "Risk
Factors -- Certain Consequences of a Failure to Exchange Old Notes" and "Description of the Old Notes."

     The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

TERMS OF THE EXCHANGE

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $100,000,000 aggregate principal amount of New Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with the procedures described below. The Company will issue, promptly after the Expiration Date, an aggregate principal amount of up to $100,000,000 of New Notes in exchange for a like principal amount of outstanding Old Notes tendered and accepted in connection with the Exchange Offer. Holders may tender their Old Notes in whole or in part in a principal amount of $1,000 and integral multiples thereof.

     The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered. As of the date of this Prospectus $100,000,000 aggregate principal amount of the Old Notes is outstanding.

     Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement, except that the Placement Agent may have certain registration rights under limited circumstances.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

     Holders who tender Old Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See " -- Fees and Expenses."

     NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" means 5:00 p.m., New York City time, on
            , 2000 unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

     The Company expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Old Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) if the Company determines, in its sole and absolute discretion, that any of the events or conditions referred to under "-- Certain Conditions to the Exchange Offer" have occurred or exist or have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes as described under "-- Withdrawal Rights," and (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

     Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF NEW NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "-- Withdrawal Rights") promptly after the Expiration Date.

     In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at The Depository Trust Company ("DTC"), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

     The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC.

     Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent of the Company's acceptance of such Old Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Old Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, Letters of Transmittal and related documents and transmitting New Notes to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If, for any reason whatsoever, acceptance for exchange or the exchange of any Old Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of Old Notes) or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Old Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and such Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

     Pursuant to the Letter of Transmittal, a holder of Old Notes will warrant and agree in the Letter of Transmittal that it has full power and authority to tender, exchange, sell, assign and transfer Old Notes, that the Company will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and the Old Notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Old Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING OLD NOTES

     VALID TENDER. Except as set forth below, in order for Old Notes to be validly tendered pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the Exchange Agent at one of its addresses set forth under "-- Exchange Agent," and either (i) tendered Old Notes must be received by the Exchange Agent, or (ii) such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the Exchange Agent, in each case on or prior to the Expiration Date, or (iii) the guaranteed delivery procedures set forth below must be complied with.

     If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Old Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

     THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT RE-

QUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     BOOK-ENTRY TRANSFER. The Exchange Agent will establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the Exchange Agent at its address set forth under "-- Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

     DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     SIGNATURE GUARANTEES. Certificates for the Old Notes need not be endorsed and signature guarantees on the Letter of Transmittal are unnecessary unless (a) a certificate for the Old Notes is registered in a name other than that of the person surrendering the certificate or (b) such registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 1 to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a holder desires to tender Old Notes pursuant to the Exchange Offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

          (i) such tenders are made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent, as provided below, on or prior to the Expiration Date; and

          (iii) the certificates (or a book-entry confirmation) representing all tendered Old Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice.

     Notwithstanding any other provision hereof, the delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of Old Notes, or of a book-entry confirmation with respect to such Old Notes, and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, the delivery of New

Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes, book-entry confirmations with respect to Old Notes and other required documents are received by the Exchange Agent.

     The Company's acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer.

     DETERMINATION OF VALIDITY. All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the view of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "-- Certain Conditions to the Exchange Offer" or any condition or irregularity in any tender of Old Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

     The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Old Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

     If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     A beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

RESALES OF NEW NOTES

     The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

     Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 90 days after the Expiration Date (subject to extension under certain limited circumstances described below) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 90-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the New Notes or to and including the date on which the Company has given notice that the sale of New Notes may be resumed, as the case may be.

WITHDRAWAL RIGHTS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date.

     In order for a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth under "--Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, the aggregate principal amount of Old Notes to be withdrawn, and (if certificates for such Old Notes have been tendered) the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If Old Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the physical release of such Old Notes, the tendering holder must submit the serial numbers shown on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Old Notes tendered for the account of an Eligible Institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedures for Tendering Old Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described above under "-- Procedures for Tendering Old Notes."

     All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST ON THE NEW NOTES

     Each New Note will bear interest at the rate of 8.00% per annum from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note or, if no interest has been paid or duly provided for on such Old Note, from March 18, 1998. Interest on the New Notes will be payable semiannually on March 15 and September 15 of each year, commencing on the first such date following the original issuance date of the New Notes.

     Holders of Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Old Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Old Notes, and will be deemed to have waived the right to receive any interest on such Old Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after March 18, 1998.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Old Notes for any New Notes and, as described below, may terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the following events or conditions have occurred or exists or have not been satisfied:

          (a) the Exchange Offer, or the making of any exchange by a holder, violates any applicable law or any applicable interpretation of the staff of the Commission;

          (b) any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

          (c) any law, statute, rule or regulation shall have been adopted or enacted which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

          (d) a banking moratorium shall have been declared by United States federal or Ohio or New York state authorities which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

          (e) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the Commission or any other governmental authority which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

          (f) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the Registration Statement or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose.

     If the Company determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, the Company may, subject to applicable law, terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

EXCHANGE AGENT

The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

BY MAIL:                                       BY OVERNIGHT DELIVERY OR HAND:
---------------------------------------------  ---------------------------------------------
The Bank of New York                           The Bank of New York
101 Barclay Street, 7E                         101 Barclay Street
New York, New York 10286                       Corporate Trust Services Window
Attn: Reorganization Section,                  Ground Level
      7E: Odell Romeo                          New York, New York 10286
(Registered or Certified Mail Recommended)     Attn: Reorganization Section,
                                                     7E: Odell Romeo

                  TO CONFIRM BY TELEPHONE OR FOR INFORMATION:
                                 (212) 815-6337

                            FACSIMILE TRANSMISSIONS:
                   (212) 815-6339 (ELIGIBLE INSTITUTION ONLY)

Delivery to other than one of the above addresses or facsimile numbers will not constitute a valid delivery.

FEES AND EXPENSES

     The Company has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers.

     Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

     The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

                          DESCRIPTION OF THE NEW NOTES

     The Old Notes were issued and the New Notes are to be issued under an Indenture, dated as of March 18, 1998, as amended, between the Company, as issuer, and The Bank of New York, as trustee (the "Trustee"). Copies of the Indenture and the forms of certificates evidencing the Old and New Notes have been filed as an exhibit to the Registration Statement and are incorporated herein by reference. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended. For definitions of certain capitalized terms used in the following summary, see
" -- Certain Definitions."

     The Old Notes and the New Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, Holders of the Old Notes who do not exchange their Old Notes for New Notes will vote together with the Holders of New Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding Notes. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes which remain outstanding after the Exchange Offer will be aggregated with the New Notes and the Holders of such Old Notes and New Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and New Notes then outstanding.

     The New Notes and the Old Notes are sometimes referred to as, collectively, the "Notes" and, individually, a "Note."

GENERAL

     The Notes will be unsecured unsubordinated obligations of the Company, initially limited to $100 million aggregate principal amount, and will mature on March 15, 2008. Each Note will bear interest at 8.00% per annum from March 18, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the March 1 or September 1 immediately preceding Interest Payment
Date) on March 15 and September 15 of each year, commencing with the first Interest Payment Date occurring after the date of original issuance of such Note.

     Each Note will cease to bear interest from the maturity date or any redemption date unless, upon due presentation, payment of principal is improperly withheld or refused. In such event, the relevant Note shall continue to bear interest at the rate per annum shown on the front cover page hereof (both before and after judgment) until the day on which all sums due in respect of such Note up to that day are received by or on behalf

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

of the relevant Holder. Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months and, in the case of an incomplete month, the number of days elapsed.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286); provided that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See "--Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     Subject to the covenants described below under "Covenants" and applicable law, the Company may issue additional Notes under the Indenture. The New Notes offered hereby together with the Old Notes and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

     Subject to applicable law, the Trustee and the paying agents shall pay to the Company upon written request any monies held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Holders entitled to such monies must look to the Company for payment as general creditors.

     The Company may at any time purchase New Notes in the open market or otherwise at any price.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after March 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing March 15, of the years set forth below:

                            YEAR                              REDEMPTION PRICE
                            ----                              ----------------
2003........................................................      104.000%
2004........................................................      102.667
2005........................................................      101.333
2006 and thereafter.........................................      100.000

     In addition, at any time and from time to time prior to March 15, 2001, the Company may redeem up to 35% of the principal amount of the Notes with the proceeds to the Company from one or more Public Equity Offerings, at any time or from time to time in part, at a Redemption Price (expressed as a percentage of principal amount) of 108%, plus accrued and unpaid interest to the Redemption Date (subject to the rights of Holders of record on the relevant Regular Record Date that is prior to the Redemption Date to receive interest due on an Interest Payment Date); provided that after any such redemption Notes representing at least 65% of the Notes originally issued remain outstanding and that notice of such redemption is mailed within 60 days of such Public Equity Offering.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange or automated quotation system, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange or automated quotation system, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Such new Notes can be obtained at the offices of the paying agents and transfer agents.

SINKING FUND

     There will be no sinking fund payments for the Notes.

RANKING

     The Notes will be unsecured senior indebtedness ranking pari passu with existing and future unsubordinated unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company and its subsidiaries with respect to the collateral securing such indebtedness, and the New Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. At December 31, 1999, the Company had approximately $147.4 million of indebtedness outstanding, including approximately $23.0 million of indebtedness of the Company's subsidiaries, and the Company's subsidiaries had approximately $37.3 million of additional liabilities. At December 31, 1999, the Company and its subsidiaries also had $35.2 million available (subject to borrowing base compliance and other limitations) to be drawn under the Credit Facility, which is secured by substantially all of the personal property of the Company and each of its North American subsidiaries and a pledge of stock of each of the Company's principal subsidiaries. See "Risk Factors -- Our Secured Creditors and Creditors of Our Subsidiaries Will Have Advantages in Right to Payment Upon Default" and "--Our Degree of Indebtedness Could Limit Our Ability To Grow and React to Changes in Market Conditions."

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture and the Notes. Reference is made to the Indenture and the Notes for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses (on an after-tax basis).

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, or (c) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

     "Change of Control" means such time as (i) (a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and (b) such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than may then be voted by the Existing Stockholders on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new or successor directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors on the date of their election or nomination) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means the date on which the Old Notes were originally issued under the Indenture.

     "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary gains or losses or Asset Sales or Asset Dispositions), (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by
(B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Credit Facility" means the Credit Facility dated as of January 2, 1998, as amended on February 26, 1998, among the Company and the lenders party thereto and any other lenders or borrowers from time to time party thereto, collateral documents, instruments and agreements executed in connection therewith and any amendments, supplements, substitutions, modifications, extensions, renewals, restatements, replacement, refinancings or refundings thereof.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     "Default" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "Eligible Accounts Receivable" means at the time of reference thereto accounts receivable as set forth on the most recent consolidated balance sheet filed pursuant to the "Commission Reports and Reports to Holders" covenant, less accounts receivable of Unrestricted Subsidiaries as of the date of such balance sheet.

     "Eligible Inventory" means at the time of reference thereto inventory as set forth on the most recent consolidated balance sheet filed pursuant to the "Commission Reports and Reports to Holders" covenant, less inventory of Unrestricted Subsidiaries as of the date of such balance sheet.

     "Existing Stockholders" means (i) Mr. Wayne R. Hellman, (ii) any trust to the extent that any member of Wayne R. Hellman's family has "beneficial" (as defined in Rule 13d-3 under the Exchange Act) ownership of the res thereof and
(iii) any "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) that includes parties specified in clauses (i) or (ii) above if such parties "beneficially own" (within the meaning of Rule 13d-3 under the Exchange Act) Voting Stock representing a majority of the voting power of the Voting Stock owned by such group.

     "Fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

     "Foreign Subsidiaries" means Ballastronix Inc., Parry Power Systems, Ltd. and any other Subsidiary of the Company incorporated or organized, as the case may be, outside of the United States of America.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes and (ii) except as otherwise provided, the amortization of any amounts required or permitted to be amortized by Accounting Principles Board Opinion Nos. 16 and 17, as subsequently modified or amended, or the write-off of such amounts.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and
(viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Interest Coverage Ratio" means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant (the "Four Quarter Period") to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation,
(A) pro forma effect shall be given to any Indebtedness

Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available, as determined by the Company.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

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     "Investment Grade Securities" means debt securities or debt instruments with (A) a final maturity no later than one year after date of acquisition thereof and (B) a rating of BBB+ or higher by S&P or Baa1 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by the Company, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

     "MicroSun" means Microsun Technologies, Inc., an Ohio corporation.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations have recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole,
(iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations have recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee for delivery to each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples

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thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis (with any rounding determined by the Company to be reasonable) Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof (with any rounding determined by the Company to be reasonable). The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

     "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in satisfaction of judgments; (v) an Investment in any Person consisting solely of the transfer to such Person of an Investment in another Person that is not a Restricted Subsidiary; (vi) Investment Grade Securities; and (vii) Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates; (viii) Investments, not to exceed $30 million at any one time outstanding (and for purposes of this clause (viii) an Investment shall be deemed to be outstanding in the amount of the excess (but not, in any event, less than zero) of the amount of such Investment on the date or dates made, less the return of capital to the Company and its Restricted Subsidiaries with respect to such Investment); and (ix) Investments, to the extent the consideration therefor consists of Capital Stock (other than Disqualified Stock) of the Company or net cash proceeds from the sale of such Capital Stock, if such Capital Stock was issued or sold within 90 days of the making of such Investment.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or to refinance Indebtedness previously so secured, (b) the principal amount of the Indebtedness
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secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;
(viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;
(x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;
(xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and (xviii) Liens on or sales of receivables.

     "Public Equity Offering" means an underwritten public offering of Common Stock by the Company pursuant to an effective registration statement under the Securities Act.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year, as determined by the Company.

     "S&P" means Standard & Poor's Ratings Services and its successors.

     "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as

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defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and (v) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least BBB+ by S&P or Baa1 by Moody's and (vi) time deposit accounts, certificates of deposits and money market deposits aggregating no more than $10 million at any one time outstanding, issued by one of the five largest (based on assets on the most recent December 31 for which data is available) banks organized under the laws of the country in which the Foreign Subsidiary marking the deposit referred to above is organized, if such bank is not under material government intervention.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services, in each case required to be paid within one year.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (x) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (y) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind having the power to vote for the election of directors, managers or other voting members of the governing body of such Person (not including, however, any Capital Stock having such right to vote only upon the happening of certain events or under limited circumstances).

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

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COVENANTS

  Limitation on Indebtedness

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on March 18, 1998); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.5:1.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness of the Company under the Credit Facility or any other agreement in an aggregate principal amount outstanding at any time not to exceed $100 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness owed (A) to the Company evidenced by an unsubordinated promissory note or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (i), (ii), (iv), (vi), (vii), (viii), (ix), (x) or (xii) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (x) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (y) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly
(A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below;
(vii) Indebtedness of the Company, not to exceed $15 million in any fiscal year of the Company, Incurred to finance capital expenditures; (viii) Indebtedness of the Company in an aggregate principal amount outstanding at any time not to

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

exceed the sum of 80% of Eligible Accounts Receivable and 60% of Eligible Inventory; (ix) Indebtedness of Foreign Subsidiaries in an aggregate principal amount outstanding at any time not to exceed the greater of (A) $20 million and
(B) one-third of Consolidated EBITDA for the then most recent four fiscal quarters covered by filings made pursuant to the "Commission Reports and Reports to Holders" covenant; (x) Indebtedness of Restricted Subsidiaries, not to exceed $10.5 million, secured by real property of such Restricted Subsidiaries; (xi) Acquired Indebtedness, provided that, pro forma for the transactions in which such Acquired Indebtedness is Incurred, the Interest Coverage Ratio would be no less than 2.5:1; and (xi) Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (xi) above) in an aggregate principal amount outstanding at any time not to exceed $70 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below.

     (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

     (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (i) Indebtedness Incurred under the Credit Facility on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, (ii) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (iii) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (i) of the preceding sentence), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

  Limitation on Restricted Payments

     (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) except in the case of an Investment, the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution; provided that Restricted Payments, to the extent made solely in Capital Stock other than Disqualified Stock, shall for purposes of this clause (C) be deemed to be in an amount equal to zero) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted

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

Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in outstanding Investments (other than reductions in outstanding Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to the Company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made). Notwithstanding anything herein to the contrary, Investments made through the transfer of equipment shall be valued at the book value at the time of Investment with respect to such equipment.

     (b) The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; or (vi) dividends consisting of rights to purchase Common Stock, or consisting of Common Stock, of MicroSun; provided that the balance sheet value of MicroSun's assets, net of intangible assets, does not exceed $10 million as of the date of such dividend; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

     (c) Each Restricted Payment permitted pursuant to paragraph (b) of this "Limitation on Restricted Payments" covenant (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv) thereof, shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption,
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

repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Credit Facility, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) encumbrances or restrictions relating solely to Foreign Subsidiaries that support Indebtedness Incurred under clause (ix) of the second paragraph of paragraph (a) of the "Limitation on Indebtedness" covenant. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

     The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; or (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale (iv) the issuance or sale of Common Stock of any Restricted Subsidiaries if the proceeds thereof are applied in accordance with the "Limitation on Asset Sales" covenant.

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

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary (x) that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) of the Indebtedness Incurred under the Credit Facility. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each other Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Shareholders and Affiliates

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder other than an entity that is an Affiliate solely by reason of being a Subsidiary of the Company) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized firm having expertise in the specific area which is the subject of such determination stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; or (vi) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or incentive plans approved by the Board of Directors. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through
(v) of this paragraph, the aggregate amount of which (until after the Stated Maturity of the Notes) exceeds $1 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.
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

  Limitation on Liens

     The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

     The foregoing limitation does not apply to (i) Liens existing on the Closing Date, including Liens securing obligations under the Credit Facility;
(ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary;
(iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;
(v) Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant; (vi) Liens with respect to real property to secure Indebtedness Incurred pursuant to clause (x) of the second paragraph under clause (a) of the "Limitation on Indebtedness" covenant; or (vii) Permitted Liens.

  Limitation on Sale-Leaseback Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

  Limitation on Asset Sales

     The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of

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its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     Notwithstanding the foregoing, to the extent that any or all of the Net Cash Proceeds of any Asset Sale of assets based outside the United States are prohibited or delayed by applicable local law from being repatriated to the United States and such Net Cash Proceeds are not actually applied in accordance with the foregoing paragraphs, the Company shall not be required to apply the portion of such Net Cash Proceeds so affected but may permit the applicable Restricted Subsidiaries to retain such portion of the Net Cash Proceeds so long, but only so long, as the applicable local law will not permit repatriation to the United States (the Company hereby agreeing to cause the applicable Restricted Subsidiary to promptly take all actions required by the applicable local law to permit such repatriation) and once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth in this covenant as if the Asset Sale had occurred on such date; provided that to the extent that the Company has determined in good faith that repatriation of any or all of the Net Cash Proceeds of such Asset Sale would have a material adverse tax cost consequence, the Net Cash Proceeds so affective may be retained by the applicable Restricted Subsidiary for so long as such material adverse tax cost event would continue.

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $20 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

     The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the Payment Date.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

     Whether or not the Company is required to file reports with the Commission, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

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

EVENTS OF DEFAULT

     The following events are defined as "Events of Default" in the Indenture:
(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness exists on the Closing Date or shall thereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness shall not have been discharged in full or such acceleration shall not have been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the
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

outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and
(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see
"-- Modification and Waiver."

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture requires certain officers of the Company to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; provided that this clause (iv) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the

Indenture; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses
(iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture provides that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," clause (d) under "Events of Default" with respect to such other covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

     The New Notes will be represented by a permanent global Note in definitive, fully registered form without interest coupons (the "Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of Certificated Notes (as defined below).

     Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Note for all purposes under the Indenture and the New Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC will exchange the Global Note for Certificated Notes, which it will distribute to its participants and which may be legended as set forth under the heading "Transfer Restrictions."

     The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated New Notes.

                          DESCRIPTION OF THE OLD NOTES

     The terms of the Old Notes are identical in all material respects to the New Notes, except that (i) the Old Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain registration rights under the Registration Rights Agreement (which rights will terminate upon consummation of the Exchange Offer, except to the extent that the Initial Purchaser may have certain registration rights under limited circumstances); and (ii) the New Notes will not provide for any increase in the interest rate thereon. In that regard, the Old Notes provide that, in the event that the Exchange Offer is not consummated or a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes is not declared effective on or prior to September 14, 1998, the interest rate on the Old Notes will increase by 0.50% per annum following September 14, 1998; provided, however, that if the Company requests holders of Old Notes to provide certain information called for by the Registration Rights Agreement for inclusion in any such Shelf Registration Statement, then Old Notes owned by holders who do not deliver such information to the Company or who do not provide comments on the Shelf Registration Statement when required pursuant to the Registration Rights Agreement will not be entitled to any such increase in the interest rate. Upon the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after September 14, 1998, the interest rate on any Old Notes which remain outstanding will be reduced, from the date of such consummation or effectiveness, as the case may be, to 8% per annum and the Old Notes will not thereafter be entitled to any increase in the interest rate thereon. The New Notes are not entitled to any such increase in the interest rate thereon. In addition, the Old Notes and the New Notes will constitute a single series of debt securities under the Indenture. See "Description of the New Notes -- General." Accordingly, holders of Old Notes should review the information set forth under "Risk
Factors -- Certain Consequences of a Failure to Exchange Old Notes" and "Description of the New Notes."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes certain United States Federal income tax considerations to holders of the New Notes who are subject to U.S. net income tax with respect to the New Notes ("U.S. persons") and who will hold the New Notes as capital assets. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will take a similar view of the purchase, ownership or disposition of the New Notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions now in effect, all of which are subject to change. It does not include any description of the tax laws of any state, local or foreign governments or any estate or gift tax considerations that may be applicable to the New Notes or holders thereof. It does not discuss all aspects of U.S. Federal income taxation that may be relevant to a particular investor in light of his particular investment circumstances or to certain types of investors subject to special treatment under the U.S. Federal income tax laws (for example, dealers in securities or currencies, S corporations, life insurance companies, tax-exempt organizations, taxpayers subject to the alternative minimum tax and non-U.S. persons) and also does not discuss New Notes held as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a New Note and one or more other investments, or situations in which the functional currency of the holders is not the U.S. dollar.

     Holders of Old Notes contemplating acceptance of the Exchange Offer should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

EXCHANGE OF NOTES

     The exchange of Old Notes for New Notes should not be a taxable event to holders for U.S. Federal income tax purposes. The exchange of Old Notes for the New Notes pursuant to the Exchange Offer should not be treated as an "exchange" for U.S. Federal income tax purposes because the terms of the New Notes should not be considered to differ significantly from the terms of the Old Notes and because the exchange is occurring pursuant to the terms of the Old Notes. If, however, the exchange of the Old Notes for the New Notes were treated as an exchange for U.S. Federal income tax purposes, such exchange should constitute a tax-free recapitalization for

U.S. Federal income tax purposes in which a holder would not recognize gain or loss. Accordingly, a holder should have the same adjusted basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

INTEREST ON THE NOTES

     A holder of a Note will be required to report as ordinary interest income for U.S. Federal income tax purposes interest earned on the Note in accordance with the holder's regular method of tax accounting.

DISPOSITION OF NEW NOTES

     A holder's tax basis for a New Note or an Old Note generally will be the holder's purchase price for the Old Note. Upon the sale, exchange, redemption, retirement or other disposition of a Note, a holder will recognize gain or loss equal to the difference (if any) between the amount realized (except for amounts attributable to accrued but unpaid interest) and the holder's tax basis in the Note sold, exchanged, redeemed, retired or disposed of. Such gain or loss will be long-term capital gain or loss if the Note has been held for more than one year and otherwise will be short-term capital gain or loss (with certain exceptions to the characterization as capital gain if the New Note was acquired at a market discount).

BACKUP WITHHOLDING

     A holder of a Note may be subject to backup withholding at the rate of 31% with respect to interest paid on the Note and proceeds from the sale, exchange, redemption or retirement of the Note, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Note who does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the IRS.

     A holder of a Note who is not a U.S. person will generally be exempt from backup withholding and information reporting requirements, but may be required to comply with certification and identification procedures in order to obtain an exemption from backup withholding and information reporting.

     Any amount paid as backup withholding will be creditable against the holder's U.S. Federal income tax liability.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by Participating Broker-Dealers during the period referred to below in connection with resales of New Notes received in exchange for Old Notes if such Old Notes were acquired by such Participating Broker-Dealers for their own accounts as a result of market-making activities or other trading activities. The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 90 days after the Expiration Date (subject to extension under certain limited circumstances described herein) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "The Exchange Offer -- Resales of New Notes."

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. New Notes received by broker-dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Notes offered hereby will be passed upon for the Company by Cowden, Humphrey & Sarlson Co., L.P.A., Cleveland, Ohio, counsel to the Company, and Brown & Wood LLP, New York, New York, special counsel to the Company. Brown & Wood LLP will rely as to certain matters of Ohio law upon the opinion of Cowden, Humphrey & Sarlson Co., L.P.A.


                                    EXPERTS



     The consolidated financial statements of Advanced Lighting Technologies, Inc. and subsidiaries as of June 30, 1999, and for the year ended June 30, 1999 included in this Prospectus have been audited by Grant Thornton LLP, independent auditors as stated in their report appearing herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Advanced Lighting Technologies, Inc. at June 30, 1998, and for each of the two years in the period ended June 30, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


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

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                                       120

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ADVANCED LIGHTING TECHNOLOGIES, INC.
Audited Consolidated Financial Statements:
  Report of Grant Thorton LLP, Independent Auditors.........   F-2
  Report of Ernst & Young LLP, Independent Auditors.........   F-3
  Consolidated Balance Sheets as of June 30, 1999 and
     1998...................................................   F-4
  Consolidated Statements of Operations for the Years Ended
     June 30, 1999, 1998 and 1997...........................   F-5
  Statements of Consolidated Shareholders' Equity for the
     Years Ended June 30, 1999, 1998 and 1997...............   F-6
  Consolidated Statements of Cash Flows for the Years Ended
     June 30, 1999, 1998 and 1997...........................   F-7
  Notes to Consolidated Financial Statements................   F-8

Unaudited Consolidated Financial Statements:
  Condensed Consolidated Balance Sheets as of December 31,
     1999 (Unaudited) and June 30, 1999.....................  F-30
  Condensed Consolidated Statements of Operations
     (Unaudited) for the Three Months Ended December 31,
     1999 and 1998 and the Six Months ended December 31,
     1999 and 1998..........................................  F-31
  Condensed Statement of Consolidated Shareholders' Equity
     (Unaudited) for the Six Months Ended December 31,
     1999...................................................  F-32
  Condensed Consolidated Statements of Cash Flows
     (Unaudited) for the Six Months Ended December 31, 1999
     and 1998...............................................  F-33
  Notes to Condensed Consolidated Financial Statements
     (Unaudited)............................................  F-34

               REPORT OF GRANT THORNTON LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
ADVANCED LIGHTING TECHNOLOGIES, INC.

     We have audited the accompanying consolidated balance sheet of Advanced Lighting Technologies, Inc. as of June 30, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Lighting Technologies, Inc. as of June 30, 1999, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                             /s/ GRANT THORNTON LLP

Cleveland, Ohio
September 24, 1999 (except for Note U,
as to which the date is September 28, 1999 and Note L, as to which the date is October 11, 1999)

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
ADVANCED LIGHTING TECHNOLOGIES, INC.


     We have audited the accompanying consolidated balance sheet of Advanced Lighting Technologies, Inc. as of June 30, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows, for each of the two years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Lighting Technologies, Inc. as of June 30, 1998 and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 1998, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP

Cleveland, Ohio
September 28, 1998, except for the
sixth paragraph of Note C, as to

which the date is March 15, 1999 and
except for the information related to
the year ended June 30, 1998 included
in Note L, as to which the date is
April 24, 2000

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              JUNE 30,    JUNE 30,
                                                                1999        1998
                                                              --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,830    $ 22,167
  Short-term investments....................................       350         350
  Trade receivables, less allowances of $1,257 and $475.....    25,485      41,188
  Receivables from related parties..........................        48       1,034
  Inventories:
     Finished goods.........................................    24,275      30,161
     Raw materials and work-in-process......................    16,501      16,491
                                                              --------    --------
                                                                40,776      46,652
  Prepaid expenses..........................................     2,354       3,285
  Deferred taxes............................................        --       2,192
                                                              --------    --------
Total current assets........................................    72,843     116,868
Property, plant and equipment:
  Land and buildings........................................    38,364      32,090
  Production machinery and equipment........................    53,508      53,337
  Other equipment...........................................     6,413          --
  Furniture and fixtures....................................    20,426      18,568
                                                              --------    --------
                                                               118,711     103,995
  Less accumulated depreciation.............................    16,263      12,087
                                                              --------    --------
                                                               102,448      91,908
Deferred taxes..............................................        --       3,584
Receivables from related parties............................     5,048       3,157
Investments in affiliates...................................    13,475      20,591
Other assets................................................     6,586       9,708
Intangible assets...........................................    32,695      34,377
Excess of cost over net assets of businesses acquired,
  net.......................................................    51,411      49,241
                                                              --------    --------
                                                              $284,506    $329,434
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt and current portion of long-term debt.....  $  8,543    $  1,975
  Accounts payable..........................................    23,310      15,523
  Payables to related parties...............................     1,126         618
  Employee-related liabilities..............................     3,781       3,454
  Accrued income and other taxes............................       904         277
  Other accrued expenses....................................    16,550      15,169
                                                              --------    --------
Total current liabilities...................................    54,214      37,016
Long-term debt..............................................   152,496     117,756
Other liabilities...........................................       355         766
Deferred taxes..............................................        --       3,059
Shareholders' equity
  Preferred stock, $.001 par value, 1,000 shares authorized,
     no shares issued.......................................        --          --
  Common stock, $.001 par value, 80,000 shares authorized,
     20,278 shares issued and outstanding as of June 30,
     1999 and 20,189 shares issued and outstanding as of
     June 30, 1998..........................................        20          20
  Paid-in-capital...........................................   190,654     189,828
  Accumulated other comprehensive income (loss).............      (949)         --
  Loan receivable from officer..............................    (9,520)         --
  Retained earnings (deficit)...............................  (102,764)    (19,011)
                                                              --------    --------
                                                                77,441     170,837
                                                              --------    --------
                                                              $284,506    $329,434
                                                              ========    ========

See notes to consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT PER SHARE DOLLAR AMOUNTS)

                                                                    YEAR ENDED JUNE 30,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              --------    --------    -------
Net sales.................................................    $193,203    $168,349    $86,490
Costs and expenses:
  Cost of sales...........................................     135,773     101,697     45,738
  Marketing and selling...................................      45,035      29,990     15,832
  Research and development................................      17,680      10,843      5,804
  General and administrative..............................      21,192      12,208      7,184
  Fiber optic joint venture formation costs...............          --         212        286
  Purchased research and development......................          --      18,220         --
  Special charges.........................................      31,107      15,918         --
  Settlement of claim.....................................          --          --        771
  Amortization of intangible assets.......................       2,789       1,691        406
                                                              --------    --------    -------
Income (loss) from operations.............................     (60,373)    (22,430)    10,469

Other income (expense):
  Interest expense........................................     (13,889)     (3,818)    (1,513)
  Interest income.........................................       1,122       1,430        845
  Loss from equity investments............................      (6,318)       (501)        --
                                                              --------    --------    -------
Income (loss) from continuing operations before income
  taxes, extraordinary charge and cumulative effect of
  accounting change.......................................     (79,458)    (25,319)     9,801
Income taxes..............................................       2,281      (1,311)     2,697
                                                              --------    --------    -------
Income (loss) from continuing operations before
  extraordinary charge and cumulative effect of accounting
  change..................................................     (81,739)    (24,008)     7,104
Recontinuance of previously discontinued operations.......       1,331      (1,331)        --
                                                              --------    --------    -------
Income (loss) before extraordinary charge and cumulative
  effect of accounting change.............................     (80,408)    (25,339)     7,104
Extraordinary charge from early extinguishment of debt,
  net of income tax benefits..............................        (902)       (604)        --
Cumulative effect of change in accounting for start-up
  costs...................................................      (2,443)         --         --
                                                              --------    --------    -------
Net income (loss).........................................    $(83,753)   $(25,943)   $ 7,104
                                                              ========    ========    =======
Earnings (loss) per share -- Basic:
  Income (loss) from continuing operations................    $  (4.04)   $  (1.32)   $   .54
  Recontinuance of previously discontinued operations.....         .07        (.07)        --
  Extraordinary charge....................................        (.05)       (.04)        --
  Cumulative effect of accounting change..................        (.12)         --         --
                                                              --------    --------    -------
Earnings (loss) per share -- Basic........................    $  (4.14)   $  (1.43)   $   .54
                                                              ========    ========    =======
Earnings (loss) per share -- Diluted:
  Income (loss) from continuing operations................    $  (4.04)   $  (1.32)   $   .52
  Recontinuance of previously discontinued operations.....         .07        (.07)        --
  Extraordinary charge....................................        (.05)       (.04)        --
  Cumulative effect of accounting change..................        (.12)         --         --
                                                              --------    --------    -------
Earnings (loss) per share -- Diluted......................    $  (4.14)   $  (1.43)   $   .52
                                                              ========    ========    =======
Weighted average shares outstanding:
  Basic...................................................      20,232      18,195     13,269
                                                              ========    ========    =======
  Diluted.................................................      20,232      18,195     13,558
                                                              ========    ========    =======

See notes to consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                    FOR THE THREE YEARS ENDED JUNE 30, 1999

                                                                              ACCUMULATED       LOAN
                               COMMON STOCK                  COMPREHENSIVE       OTHER       RECEIVABLE   RETAINED
                            -------------------   PAID-IN       INCOME       COMPREHENSIVE      FROM      EARNINGS
                            SHARES    PAR VALUE   CAPITAL       (LOSS)       INCOME (LOSS)    OFFICER     (DEFICIT)    TOTAL
                            -------   ---------   --------   -------------   -------------   ----------   ---------   -------
                                                                     (IN THOUSANDS)
BALANCE AT JULY 1, 1996...  10,845       $11      $ 26,755     $     --          $  --        $    --     $    (172)  $26,594
Net income................                --            --           --             --             --         7,104     7,104
Net proceeds from public
  offering of common
  shares..................   2,452         2        30,089                                                             30,091
Issuance of shares in
  connection with
  purchases of
  businesses..............      88        --         1,537           --             --             --            --     1,537
Stock options exercised...      50        --           706           --             --             --            --       706
                            ------       ---      --------     --------          -----        -------     ---------   -------
BALANCE AT JUNE 30,
  1997....................  13,435        13        59,087           --             --             --         6,932    66,032
Net loss..................                --            --           --             --             --       (25,943)  (25,943)
Net proceeds from public
  offering of common
  shares..................   3,000         3        69,317           --             --             --            --    69,320
Issuance of shares in
  connection with
  purchases of
  businesses..............   3,646         4        59,655           --             --             --            --    59,659
Stock options exercised...      98        --         1,570           --             --             --            --     1,570
Stock purchases by
  employees...............      10        --           199           --             --             --            --       199
                            ------       ---      --------     --------          -----        -------     ---------   -------
BALANCE AT JUNE 30,
  1998....................  20,189        20       189,828           --             --             --       (19,011)  170,837
Net loss..................                                      (83,753)                                    (83,753)  (83,753)
Loan to officer...........                                                                     (9,520)                 (9,520)
Issuance of shares in
  connection with the
  purchase of a
  business................       2        --            29           --             --             --            --        29
Stock options exercised...      18        --           279           --             --             --            --       279
Stock issued pursuant to
  employee benefit plan...      41        --           312           --             --             --            --       312
Stock purchases by
  employees...............      28        --           206           --             --             --            --       206
Other comprehensive income
  (loss):
  Foreign currency
    translation
    adjustment............                                         (949)                                                 (949)
                                                               --------
Other comprehensive income
  (loss)..................                                         (949)          (949)
                            ------       ---      --------     --------          -----        -------     ---------   -------
Comprehensive income
  (loss)..................                                     $(84,702)
                                                               ========
BALANCE AT JUNE 30,
  1999....................  20,278       $20      $190,654                       $(949)       $(9,520)    $(102,764)  $77,441
                            ======       ===      ========                       =====        =======     =========   =======

See notes to consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE YEARS ENDED JUNE 30,
                                                                -------------------------------
                                                                  1999        1998       1997
                                                                --------    --------    -------
                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income (loss).........................................    $(83,753)   $(25,943)   $ 7,104
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
      Depreciation..........................................       6,387       3,623      2,182
      Amortization..........................................       2,789       1,691        397
      Provision for doubtful accounts.......................         882         165         28
      Special charges and terminated equipment contracts....      40,365      17,984         --
      Deferred income taxes.................................       2,836      (2,294)       419
      Loss from equity investments..........................       6,318         501         --
      Purchased research and development....................          --      18,220         --
      Extraordinary item....................................         902         604         --
      Cumulative effect of change in accounting principle...       2,443          --         --
      Changes in operating assets and liabilities, excluding
        effects of acquisitions:
          Trade receivables.................................         255     (10,694)   (10,890)
          Inventories.......................................       4,138      (9,769)   (12,174)
          Prepaids and other assets.........................      (1,841)     (6,783)    (2,995)
          Accounts payable and accrued expenses.............         704      (1,136)    10,373
          Other.............................................      (1,737)        303      1,373
                                                                --------    --------    -------
            Net cash used in operating activities...........     (19,312)    (13,528)    (4,183)
INVESTING ACTIVITIES
  Capital expenditures......................................     (22,130)    (18,072)   (16,015)
  (Purchase) sale of short-term investments, net............          --       3,725     (4,075)
  Purchases of businesses...................................      (4,390)    (50,706)   (14,960)
  Investments in affiliates.................................      (2,394)     (5,777)    (2,827)
  Use of net proceeds from public offering:
    Capital expenditures....................................          --     (14,507)    (2,080)
    Investments in affiliates...............................          --      (6,780)    (4,101)
                                                                --------    --------    -------
            Net cash used in investing activities...........     (28,914)    (92,117)   (44,058)
FINANCING ACTIVITIES
  Proceeds from revolving credit facility...................     216,977     319,786     92,001
  Payments of revolving credit facility.....................    (211,521)   (312,213)   (60,822)
  Net proceeds from long-term debt..........................      36,622      96,790     16,775
  Payments of long-term debt and capital leases.............      (3,986)    (18,838)    (8,159)
  Issuance of common stock..................................         797       1,769        706
  Loan to officer...........................................      (9,000)         --         --
  Net proceeds from public offering.........................          --      69,320     30,091
  Use of net proceeds from public offering:
    Payment of long-term debt and revolving credit
      facility..............................................          --     (33,000)   (16,800)
    Payment of trade payables...............................          --          --     (3,035)
                                                                --------    --------    -------
            Net cash provided by financing activities.......      29,889     123,614     50,757
                                                                --------    --------    -------
Increase (Decrease) in cash and cash equivalents............     (18,337)     17,969      2,516
Cash and cash equivalents, beginning of year................      22,167       4,198      1,682
                                                                --------    --------    -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................    $  3,830    $ 22,167    $ 4,198
                                                                ========    ========    =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................    $ 12,241    $  2,128    $ 1,375
  Income taxes paid (refunds received), net.................      (1,660)      2,829         81
  Capitalized interest......................................         645       1,118        455
  Noncash transactions:
    Equipment acquired through capital leases...............          77         376      1,683
    Property acquired by assuming mortgage..................          --       4,807         --
    Stock issued for purchases of businesses................          29      59,659      1,537
  Detail of acquisitions:
    Assets acquired.........................................    $ 10,143    $138,799    $23,033
    Liabilities assumed.....................................       5,659      26,295      6,142
    Stock issued for purchase of business...................          29      59,659      1,537
                                                                --------    --------    -------
    Cash paid...............................................       4,455      52,845     15,354
    Less cash acquired......................................          65       2,139        394
                                                                --------    --------    -------
    Net cash paid for acquisitions..........................    $  4,390    $ 50,706    $14,960
                                                                ========    ========    =======

See notes to consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

A.  ORGANIZATION

     Advanced Lighting Technologies, Inc. (the "Company") is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, which include materials, system components, systems, and production equipment.

     The Company was formed on May 19, 1995 for the purpose of acquiring ownership, primarily by merger (the "Combination"), of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"), each one of which is engaged in an aspect of the metal halide lighting business. More specifically, the Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the shareholders of the former companies received shares of the Company. The Combination has been accounted for as a reorganization of entities under common control. Historical financial statements of each of the Predecessors for periods prior to the Combination have been combined. Certain adjustments have been recorded primarily to eliminate intercompany transactions that would have been required had the Company been a consolidated entity during such periods.

B.  SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of all significant intercompany accounts and transactions and related revenues and expenses. Investments in 50% or less owned companies and joint ventures over which the Company has the ability to exercise significant influence are accounted for under the equity method. All other investments and investments of less than 20% are accounted for under the cost method.

  Accounting Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates.

  Translation of Foreign Currency

     The functional currency of consolidated subsidiaries outside of the United States is the local currency. All assets and liabilities of foreign subsidiaries are translated into United States dollars at year-end exchange rates while revenues and expenses are translated at weighted-average exchange rates in effect during the year.

  Cash Equivalents

     The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Short-term Investments

     Short-term investments are recorded at fair market value, which approximates cost.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of temporary cash and cash equivalents, short-term investments and trade receivables. The Company invests its cash primarily in a high quality institutional money-market portfolio and high quality securities and limits the amount of credit exposure to any one financial institution.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company provides credit in the normal course of business, primarily to major manufacturers and distributors in the lighting industry and, generally, collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's worldwide customer base.

  Inventories

     Inventories are valued at the lower of cost (first-in, first-out method) or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The cost of self-constructed assets include related materials, labor, overhead and interest. Repair and maintenance costs are expensed as incurred.

     Depreciation is computed for financial reporting purposes by the straight-line method based on the estimated useful lives of the assets, both those owned and under capital lease, as follows: buildings, 15 to 40 years; machinery and equipment, 5 to 25 years; furniture and fixtures, 5 to 15 years; and, leasehold improvements, the lease periods.

  Intangible Assets

     Intangible assets are amortized using the straight-line method over the following lives:

Excess of cost over net assets acquired.....................  10 - 40 years
Patents, trademarks and tradenames..........................  17 - 40 years
Other intangibles...........................................  10 - 40 years

     The Company examines the carrying value of its intangible assets when indicators of impairment are present. When the undiscounted cash flows are not sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. During the fiscal year ended June 30, 1998, an impairment loss of $9,354 was charged to expense and classified as "Special Charges", which are further discussed at Note K. Accumulated amortization was $4,135 and $2,524 at June 30, 1999 and 1998, respectively.

  Revenue Recognition

     Revenues from the sale of metal halide materials, system components (lamps, power supplies, system controls, fiber optic cable) and systems are recognized when products are shipped and revenues on production equipment contracts are recognized under the percentage of completion method.

  Advertising Expense

     External costs incurred in providing media advertising and promoting products are expensed the first time the advertising or promotion takes place.

  Research and Development

     Research and development costs, primarily the development of new products and modifications of existing products, are charged to expense as incurred.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Stock Compensation Arrangements

     In accordance with Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting and Disclosure of Stock-Based Compensation," the Company accounts for stock compensation arrangements using the intrinsic value based method in APB Opinion No. 25 "Accounting for Stock Issued to Employees," and discloses the effect on net income (loss) and earnings (loss) per share of the fair value based method in FAS No. 123.

  Accounting Change -- Costs of Start-Up Activities

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides authoritative guidance on accounting for and financial reporting of start-up costs and organization costs. The SOP requires that costs related to start-up activities (defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, commencing some new operation and organizing a new entity) be expensed as incurred and is effective for fiscal years beginning after December 31, 1998. The Company has elected to adopt the provisions of this SOP in fiscal year 1999, the effect of which ($2,443 or $.12 per diluted common share) is reflected as a cumulative effect of change in accounting principle.

  New Accounting Standards

     In fiscal 1999, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income" and FAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

     The Company has not yet adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 requires that all derivatives, such as interest rate exchange agreements (swaps), be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through the results of operations. Derivatives determined to be hedges will be adjusted to fair value through either the results of operations or other comprehensive income, depending on the nature of the hedge. The Company is required to adopt FAS No. 133, as subsequently amended by FAS No. 137, on July 1, 2000. The impact, if any, on net income, comprehensive income and financial position will depend on the amount, timing and nature of any agreements entered into by the Company.

  Financial Statement Presentation Changes

     Certain amounts for prior years have been reclassified to conform to the current year reporting presentation.

C.  ACQUISITIONS

     During fiscal 1999, 1998 and 1997, the Company completed the following business combinations, all of which were accounted for by the purchase method and, accordingly, results of operations for the acquired businesses have been included in the consolidated statement of operations from their respective dates of acquisition. Assets acquired and liabilities assumed have been recorded at fair value based on appraisals and the best estimates available.

     On September 15, 1998, the Company acquired all of the capital stock outstanding of Ruud Lighting Europe, Srl. ("RLE"), located in Florence, Italy. RLE assembles and directly markets, in Europe and the Middle East, high-intensity discharge ("HID") lighting systems, with a strong focus on metal halide installations, for commercial, industrial, outdoor and related lighting applications. The total purchase price consisted of $930 in

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

cash. The purchase price resulted in an excess of cost over net assets acquired of $1,329, which is being amortized over 20 years.

     On August 31, 1998, the Company acquired all the assets and liabilities of Venture Lighting New Zealand ("VLNZ"), located in Auckland, New Zealand. VLNZ was the exclusive distributor of the Company's products in New Zealand. The total purchase price of $254 consisted of $225 in cash and 2,000 shares of the Company's Common Stock (valued at $29). The purchase price resulted in an excess of cost over net assets acquired of $562, which is being amortized over 20 years.

     On July 8, 1998, the Company acquired all of the capital stock outstanding of Kramer Lighting, Inc. ("Kramer"), located in Middleton, Rhode Island, and purchased the land and building of Kramer from an affiliate of Kramer. Kramer manufactures and directly markets HID lighting systems, with a strong focus on metal halide installations, for commercial, industrial, outdoor, and related lighting applications. The total purchase price consisted of $2,612 in cash. The purchase price resulted in an excess of cost over net assets acquired of $2,466, which is being amortized over 25 years.

     On January 2, 1998, the Company acquired all of the capital stock outstanding of Ruud Lighting, Inc. ("Ruud"), located in Racine, Wisconsin. Ruud manufactures and directly markets HID lighting systems, with a strong focus on metal halide installations, for commercial, industrial, outdoor, and related lighting applications. The purchase price of $85,450 consisted of $35,500 in cash and three million shares of the Company's Common Stock (valued at $49,950). The excess of the purchase price over the net tangible assets acquired was allocated to various intangible assets such as trade name ($13,013), customer service infrastructure ($16,915) and excess of cost over net assets acquired ($46,690), all of which are being amortized over 40 years.

     During 1999, the Company received a comment letter from the staff of the Securities and Exchange Commission ("SEC") related to the Company's Form 10-K for the year ended June 30, 1998. In response to the view of the SEC staff related to the valuation of the three million shares of restricted common stock issued in connection with the acquisition of Ruud Lighting, Inc., the value of the shares was restated and increased to $49,950, which resulted in an increase in the excess of cost over net assets of businesses acquired of $16,928. The effect of the restatement on the June 30, 1998 financial statements follows:

                                                              AS RESTATED    AS PREVIOUSLY REPORTED
                                                              -----------    ----------------------
Balance Sheet
  Excess of cost over net assets of business acquired,
     net....................................................   $ 49,241             $ 32,524
  Paid-in-capital...........................................    189,828              172,900
  Retained earnings (deficit)...............................    (19,011)             (18,800)
Statement of Operations
  Amortization of intangible assets.........................   $  1,665             $  1,454
  Loss before extraordinary charge..........................     25,339               25,128
  Net loss..................................................     25,943               25,732
  Per share loss -- basic and diluted
     Before extraordinary charge............................       1.39                 1.38
     Net loss...............................................       1.43                 1.41

     On January 28, 1998, the Company completed the acquisition of Deposition Sciences, Inc. ("DSI"), of Santa Rosa, California. DSI is the leader in the development of sophisticated thin film deposition systems (equipment) and coatings for lighting applications, with particular emphasis on coatings for metal halide lighting systems. The purchase price of $24,100 consisted of $14,500 in cash and 599,717 shares of the Company's Common Stock (valued at $9,600). The excess of the purchase price over the net tangible assets acquired of $22,060 was allocated to in-process research and development ("R&D") ($18,220) and intangible assets

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

($3,840). Intangibles consist of trade names and assembled workforce, and are amortized over 10 years. Purchased in-process R&D includes the value of products in the development stage and not considered to have reached technological feasibility and, in accordance with generally accepted accounting principles, was capitalized but immediately written-off subsequent to the acquisition of DSI. The in-process R&D write-off reduced earnings per share by $1.00 in fiscal 1998.

     On January 31, 1998, the Company acquired the remaining 50% partnership interest (the Company acquired the first 50% as part of its acquisition of Ruud Lighting) in Ruud Lighting Australia Pty Ltd. ("RLA"), the exclusive distributor of the Ruud Lighting's products in Australia, for a purchase price of $190 which consisted of $82 in cash and 5,292 shares of the Company's Common Stock (valued at $108). The purchase resulted in an excess of cost over net assets acquired of $338, which is being amortized over 20 years.

     On June 2, 1997, the Company purchased for approximately $8,500, the system component manufacturing and operating assets of W. J. Parry & Co. (Nottingham) Ltd. ("Parry"), a manufacturer and marketer of magnetic power supplies for HID lighting systems, based in the United Kingdom. The purchase price resulted in an excess of cost over net assets acquired of $1,121. The remaining unamortized excess of cost over net assets acquired was written off due to their impairment in fiscal 1998 and are recorded as part of the special charges discussed at Note K.

     On February 11, 1997, the Company acquired the outstanding shares of Ballastronix, Inc., a company focused on designing, manufacturing and marketing of electromagnetic power supplies for metal halide lighting systems. The purchase price of $6,073 consisted of $5,511 in cash and 38,024 shares of the Company's Common Stock (valued at $562). The purchase price resulted in an excess of cost over net assets acquired of $2,018. In fiscal 1998, the unamortized excess of cost over net assets acquired was determined to be impaired and accordingly, was included as a component of the special charges discussed in Note K.

     On January 31, 1997, the Company completed the purchase of certain assets of Web Design Associates, Inc., a company engaged in consumer product design and development for approximately $600 in cash. The purchase price resulted in an excess of cost over net assets acquired of $526, which is being amortized over 15 years.

     During December 1996, the Company acquired all the assets (and assumed certain liabilities) of Cable Lite Corporation in exchange for 50,000 shares of the Company's Common Stock (valued at $975), with up to an additional 50,000 shares of Common Stock contingently issuable if the per share market price of the Company's stock was less than $30.00 during the month of June 1998. Based on the June 1998 stock price, an additional 5,933 shares were issued under the terms of the purchase agreement. Advanced Cable Lite Corporation designs, manufactures and sells fiber optic and fiber optic lighting systems. The Company contributed Advanced Cable Lite Corporation to the Unison Fiber Optics Lighting Systems LLC, a joint venture with Rohm and Haas Company which is described further in Note D.

D.  FIBER OPTICS JOINT VENTURE

     On December 31, 1997, the Company and Rohm and Haas Company ("Rohm and Haas") completed a series of agreements that resulted in the formation of Unison Fiber Optics Lighting Systems LLC ("Unison"), a joint venture that focuses on the manufacture and sale of fiber optic lighting systems to the worldwide lighting market. In consideration for a 50% interest in Unison, the Company contributed its subsidiary, Advanced Cable Lite Corporation, $2,000 in cash, other fiber optic lighting system assets and is obligated to contribute an additional $3,000 in cash under a note due January 1, 2000. The Company accounted for its investment in Unison under the equity method.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The transaction had the following noncash impact of increasing (decreasing) the Company's December 31, 1997 condensed consolidated balance sheet:

Investments in affiliates...................................   $4,592
Working capital, net........................................     (505)
Property, plant and equipment, net..........................      (53)
Other assets................................................      (51)
Excess of cost over net assets of businesses acquired,
  net.......................................................     (983)
Long-term debt..............................................    3,000

     In connection with this joint venture, the Company incurred $212 of formation and development costs which were charged to operations during the first quarter of fiscal 1998 and $286 of such costs which were charged to operations during the fourth quarter of fiscal 1997.

     During the fourth quarter of fiscal 1999, the Company began an effort to restructure its investment, considering the joint venture's financial condition, and reviewed various strategic alternatives, including possible ownership changes. In connection with the restructuring and review process, the Company concluded that sufficient uncertainty existed regarding the ultimate recovery of the investment. As a result, the Company revalued its investment to $569 and recorded a pretax noncash write-down of $5,883, which is reflected in the consolidated statement of operations as a loss from equity investments.

E.  INVESTMENT IN FIBERSTARS, INC.

     During July 1997, the Company purchased an equity interest in Fiberstars, Inc., a marketer and distributor of fiber optic lighting products. At December 31, 1997, the Company owned approximately 669,000 common shares, or 19.6% of Fiberstars' shares outstanding. On February 11, 1998, the Company increased its equity ownership to approximately 1,023,000 common shares, or 29% of Fiberstars' shares outstanding (26% as of June 30, 1999). Accordingly, the Company changed its method of carrying the investment to equity from cost in the quarter ended March 31, 1998.

     Pursuant to its agreements with Rohm and Haas, Rohm and Haas has the right to request that the Company divest its interest in Fiberstars. Upon such request, the Company agrees to complete such divestiture within two years subject to reasonable extension upon consent of Rohm and Haas.

F.  INVESTMENT IN JOINT VENTURE

     On April 2, 1997, the Company invested approximately $3,800 of cash in exchange for a 30% interest in Koto Luminous Co., Ltd. ("Koto"), the Company's sole agent in Japan. Subsequent to the date of investment, Koto, a marketer and distributor of metal halide lamps, began doing business under the name Venture Lighting Japan. Using the proceeds of the investment and an additional investment by an affiliate, Venture Lighting Japan has equipped and is operating a metal halide lamp manufacturing facility in Japan. During the fourth quarter of fiscal 1998, the Company changed its method of accounting for the investment to equity from cost, with the results of operations of this investment being insignificant in prior quarters. During the second quarter of fiscal 1999, the Company exchanged its common stock interest for nonvoting preferred stock and also purchased additional nonvoting preferred stock in Koto. As a result, the Company changed its method of accounting for its investment in Koto to the lower of cost or net realizable value.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

G.  FINANCING ARRANGEMENTS

     Short-term debt consisted of the following:

                                                               JUNE 30,
                                                          -------------------
                                                            1999       1998
                                                          --------    -------
Trade facility........................................    $    221    $   506
Short-term credit facility............................          --        483
Installment loan......................................          --         62
                                                          --------    -------
                                                               221      1,051
Current portion of long-term debt.....................       8,322        924
                                                          --------    -------
                                                          $  8,543    $ 1,975
                                                          ========    =======

     The Company, on behalf of a foreign subsidiary, maintains a multioption borrowing facility with a foreign bank that includes a trade facility with borrowing capacity of $601 and a short-term credit facility that matured in August 1998. The trade facility, along with other borrowings with the foreign bank, are collateralized with substantially all the assets of the subsidiary. This facility allows the foreign subsidiary to issue documentary letters of credit for imports and term-trade finance for importing its inventory. The interest rate of this facility varies, depending upon the denomination of the currency advanced, and ranged from 5.25% to 8.26% in fiscal 1999. The weighted average interest rate on the trade facility was approximately 7.80% and 7.75% during fiscal 1999 and fiscal 1998. The weighted average interest rate on the short-term credit facility was 7.27% and 7.63% during fiscal 1999 and 1998.

     Long-term debt consisted of the following:

                                                               JUNE 30,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------
Senior unsecured 8% notes, due March 2008............    $100,000    $100,000
Bank Credit Facility -- term loan....................      24,702          --
Bank Credit Facility -- revolving credit loan........      12,766          --
Credit Facility......................................          --       6,084
Mortgage notes payable...............................      18,443       7,762
Promissory note, due January 2000....................       3,000       3,000
Obligations under capital leases.....................       1,401       1,608
Other................................................         506         226
                                                         --------    --------
                                                          160,818     118,680
  Less current portion...............................       8,322         924
                                                         --------    --------
                                                         $152,496    $117,756
                                                         ========    ========

     On May 21, 1999, the Company replaced its existing Credit Facility with a $50,000 revolving credit loan and a $25,000 term loan provided by several financial institutions ("Bank Credit Facility"). Subsequent to June 30, 1999, the Company reduced the Bank Credit Facility to a $60,000 facility. Proceeds from the Bank Credit Facility were used to repay the Company's existing Credit Facility and certain other long-term debt.

     The revolving credit loan has a three-year term expiring in May 2002. Interest rates on loans outstanding are based, at the Company's option, on LIBOR plus 2.75% or the agent bank's prime rate. The Company is also obligated to pay a commitment fee of .375% on the unused portion of the loan. Availability of borrowings under the revolving credit loan is determined by the Company's eligible accounts receivable and inventories. The term loan has a five-year term expiring in May 2004. The Company pays monthly principal payments that total $3,576 annually, with the unpaid balance due at maturity. Interest rates on the term loan are based, at the Company's option, on LIBOR plus 3.25% or the agent bank's prime rate. The Bank Credit Facility contains certain

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

affirmative and negative covenants customary for this type of agreement, prohibits cash dividends, and includes a financial covenant with respect to the coverage of certain fixed charges. The principal security for the revolving credit loan is substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries. The term loan is secured by substantially all the Company's machinery and equipment and is cross collateralized and secured with the revolving credit loan.

     On March 13, 1998, the Company sold $100,000 of Senior Notes due March 2008, resulting in net proceeds of approximately $96,150. The Notes have an annual coupon of 8% and are redeemable at the Company's option, in whole or in part, on or after March 15, 2003 at certain preset redemption prices. In addition, at any time prior to March 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes at 108% of par with the proceeds of one or more public equity offerings. Interest on the Senior Notes is payable semiannually on March 15 and September 15 of each year. Until the completion of a registered exchange offer to existing noteholders, the Senior Notes bear interest at 8.5%. The offer is expected to be completed within 45 days following the effectiveness of the Company's related registration statement. There are no sinking fund requirements. Approximately $76,300 of the net proceeds from the senior notes were used to repay amounts outstanding under an existing credit facility, thereby lengthening the term of the Company's debt, most of which had been incurred to finance the acquisitions of Ruud Lighting and DSI. The Notes Indenture contains covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined therein) to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, create liens, engage in transactions with stockholders and affiliates, sell assets and, with respect to the Company, engage in mergers and consolidations.

     Mortgages payable consisted of ten separate notes at various rates of interest, ranging from 7.3% to 9.5%, and at June 30, 1999 were collateralized by land and buildings with a net carrying value of $23,525.

     On December 31, 1997, the Company executed an 8% promissory note in the amount of $3,000, due January 1, 2000, in partial consideration for a 50% interest in Unison Fiber Optic Systems LLC, a joint venture with Rohm and Haas Company that focuses on the manufacture and sale of fiber optic lighting systems to the worldwide lighting market.

     The Company leases certain equipment under agreements which are classified as capital leases. The lease agreements have varying terms and the leased assets, with a net carrying value of $2,045 at June 30, 1999, are included in the consolidated balance sheet as machinery and equipment.

     Aggregate maturities of long-term debt (including capital lease obligations) for the five fiscal years subsequent to June 30, 1999, were as follows: 2000 -- $8,322; 2001 -- $5,252; 2002 -- $17,879; 2003 -- $4,705; and
2004 -- $18,388.

     The fair value of debt, based on market rates and maturity dates, approximates carrying value. Debt issuance costs, classified with other assets, are being amortized over the terms of the related debt.

     The Company is obligated under its Bank Credit Facility to limit its exposure to fluctuating interest rates for a minimum of $10,000. During fiscal 1999, the Company entered into an interest rate swap agreement that expires in May 2004 and has a notional amount of $10,000 with a fixed pay rate of 6.63% and a receive rate of LIBOR. The swap agreement is a contract to exchange floating rate for fixed interest payments quarterly over the life of the agreement without the exchange of the underlying notional amounts. The notional amount of the interest rate agreement is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The net cash amounts paid or received on the agreement are recognized as an adjustment to interest expense. If these agreements were settled at June 30, 1999, the Company would have paid approximately $200.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company uses standby letters of credit to satisfy certain security deposits with service providers, to make borrowings, and as security for a loan to a foreign investee. These letters are irrevocable and expire within 12 months of issuance. Standby letters of credit outstanding as of June 30, 1999 were $464. Historically, the Company has not experienced any significant claims against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and therefore, is of the opinion that the fair value of these instruments is zero.

H.  SHAREHOLDERS' EQUITY

Shareholders' Equity

     In July 1997, the Company issued three million shares of its Common Stock in a public offering, resulting in net proceeds of $69,320. Approximately $33,000 of the net proceeds from this offering were used to repay substantially all amounts outstanding under a loan agreement. Of the remaining net proceeds, $14,507 was used for capital expenditures, primarily production equipment and leasehold improvements, $4,780 was used to purchase 29% of Fiberstars, Inc., a company specializing in the marketing and distribution of fiber optic lighting products, $2,000 was contributed to Unison, the Company's joint venture with Rohm and Haas, and the remainder was used for working capital purposes.

     On July 16, 1996, the Company issued 2,452,000 shares of its Common Stock in a public offering at $13.50 a share. Net proceeds, after offering costs, amounted to $30,091.

  Employee Stock Options

     The Company's 1995 Incentive Award Plan and 1998 Incentive Award Plan provide for the granting of "A" and "B" incentive stock options to purchase common stock of the Company. The "A" options become exercisable based on stock price or over one-to-five years from the date of grant depending on the Company's operating performance. The "B" options become exercisable at the rate of 25% after one year, 35% after two years, and 40% after three years. The Company's 1997 Billion Dollar Market Capitalization Incentive Award Plan provides for the granting of incentive stock options to purchase common stock of the Company. The options become exercisable when the Company's market capitalization, excluding the impact of stock issued in completing acquisitions, reaches one billion dollars or after six years, whichever comes first. All options have been granted at market value on the date of grant and expire ten years from the date of grant. At June 30, 1999, the Company had 3,133,540 shares reserved for future issuance upon exercise of stock options granted under the option plans.

     Information related to stock options for the years ended June 30 are as follows:

                                                 1999                     1998                    1997
                                        ----------------------   ----------------------   --------------------
                                                     WEIGHTED-                WEIGHTED-              WEIGHTED-
                                                      AVERAGE                  AVERAGE                AVERAGE
                                                     EXERCISE                 EXERCISE               EXERCISE
                                         OPTIONS       PRICE      OPTIONS       PRICE     OPTIONS      PRICE
                                        ----------   ---------   ----------   ---------   --------   ---------
Outstanding, beginning of year........   2,601,347    $18.24        914,214    $14.38      791,850    $12.33
Granted...............................     682,600     10.18      1,939,689     19.56      228,150     19.73
Exercised.............................     (18,590)    15.13        (97,209)    11.57      (50,661)    10.32
Forfeited.............................    (513,491)    17.68       (155,347)    16.16      (55,125)    10.63
                                        ----------               ----------               --------
Outstanding, end of year..............   2,751,866     16.36      2,601,347     18.24      914,214     14.38
                                        ==========               ==========               ========
Weighted-average fair value of options
  granted during the year.............  $     4.69        --     $     8.69        --     $   6.62        --

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes additional information concerning outstanding and exercisable options at June 30, 1999:

                          OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                  -----------------------------------   -------------------
                               WEIGHTED-
                                AVERAGE     WEIGHTED-             WEIGHTED-
    RANGE OF                   REMAINING     AVERAGE               AVERAGE
    EXERCISE                  CONTRACTUAL   EXERCISE              EXERCISE
     PRICES        OPTIONS       LIFE         PRICE     OPTIONS     PRICE
----------------  ---------   -----------   ---------   -------   ---------
 $ 6.94 to  9.99    524,700    9.9 years     $ 7.04          --        --
  10.00 to 15.99    257,642    6.8 years      10.06     190,267    $10.06
  16.00 to 22.99  1,665,999    8.3 years      18.89     442,657     18.55
  23.00 to 26.00    303,525    8.7 years      23.97      57,530     24.00
                  ---------                             -------
                  2,751,866                             690,454
                  =========                             =======

     If the Company had elected to report compensation expense for the Incentive Award Plan based on the fair value at the grant dates for all awards consistent with the methodology prescribed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would be as follows:

                                                      YEAR ENDED JUNE 30,
                                                  ----------------------------
                                                    1999       1998      1997
                                                  --------   --------   ------
Net income (loss) as reported..................   $(83,753)  $(25,943)  $7,104
Pro forma......................................    (85,763)   (27,595)   6,540
Earnings (loss) per share as reported..........      (4.14)     (1.43)    0.52
Pro forma......................................      (4.24)     (1.52)    0.48

     The fair values of the stock options used to calculate the pro forma net income and pro forma earnings per share were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997, respectively: expected volatility of 54%, 38% and 30%; risk-free interest rates of 5.61%, 5.78%, and 6.41%; and expected lives of 4 years, 5 years, and 4 years with no dividend yield.

  Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan authorized and made available for sale to employees, at a discount of 15%, a total of 100,000 shares of the Company's Common Stock. The Plan provides substantially all employees who have completed six months of service an opportunity to purchase shares through payroll deductions, up to 10% of eligible compensation.

     The purchase price of each share is 85% of the month-end closing market price of the Company's Common Stock. Employees purchased 41,233 shares in fiscal 1999 and 9,577 shares of stock in fiscal 1998. At June 30, 1999, 49,190 shares were available for future purchases.

  Shares Issued Pursuant to Defined Contribution Plan

     Beginning in February 1999, pursuant to the terms of the Company's 401(k) Retirement and Savings Plan, the Company partially matches, with its Common Stock, the contributions made by employees to their plan accounts. The Company has authorized and made available for contribution a total of 100,000 shares of Common

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Stock, and contributed 28,107 shares in fiscal 1999. At June 30, 1999, 71,893 shares were available for future contributions.

I.  EMPLOYEE BENEFITS

     The Company has defined contribution elective savings and retirement plans that cover substantially all full-time employees in its domestic and foreign subsidiaries. The Company matches the contributions of participating employees on the basis of the percentages specified in the respective plans, ranging from 1% to 4% of eligible employee earnings. Contributions charged to income for the defined contribution plans, including expense associated with the Common Stock issuances related to the 401(k) Retirement and Savings Plan described in Note H, were $1,218 in fiscal 1999, $465 in fiscal 1998 and $373 in fiscal 1997.

J.  INCOME TAXES

     Income (loss) from continuing operations before income taxes, extraordinary charges and cumulative effect of change in accounting principle were attributable to the following sources:


                                                             YEAR ENDED JUNE 30,
                                                        ------------------------------
                                                          1999        1998       1997
                                                        --------    --------    ------
United States.......................................    $(73,795)   $(18,364)   $8,924
Foreign.............................................      (5,663)     (6,955)      877
                                                        --------    --------    ------
Totals..............................................    $(79,458)   $(25,319)   $9,801
                                                        ========    ========    ======


     The provision for income taxes is computed using the liability method and is based on applicable federal and state statutory rates adjusted for permanent differences between financial and taxable income.

     Income taxes have been provided as follows:


                                                               YEAR ENDED JUNE 30,
                                                           ---------------------------
                                                            1999      1998       1997
                                                           ------    -------    ------
Current:
  Federal..............................................    $  669    $  (196)   $1,373
  State and local......................................       219        372       550
  Foreign..............................................      (253)       807       355
                                                           ------    -------    ------
                                                              635        983     2,278

Deferred:
  Federal..............................................      (352)      (176)      313
  State and local......................................       (94)      (228)      149
  Foreign..............................................     2,092     (1,890)      (43)
                                                           ------    -------    ------
                                                            1,646     (2,294)      419
                                                           ------    -------    ------
                                                           $2,281    $(1,311)   $2,697
                                                           ======    =======    ======


     Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Significant components of the Company's net deferred tax assets and liabilities at June 30, 1999 and 1998 are as follows:

                                                                YEAR ENDED JUNE 30,
                                                                -------------------
                                                                  1999       1998
                                                                --------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................    $21,317     $  892
  Research and development tax credits......................      3,006         --
  Tax under financial reporting accruals....................         --      1,904
  Intangible amortization...................................         --        486
  Tax under financial reporting special charges and equity
     write-down.............................................      8,454      1,718
  Tax under financial reporting inventory reserves..........         --        252
  Other.....................................................      2,266        524
                                                                -------     ------
                                                                 35,043      5,776
Deferred tax liabilities:
  Tax over financial reporting depreciation.................      4,721      2,720
  Other.....................................................         --        339
                                                                -------     ------
                                                                  4,721      3,059
                                                                -------     ------
Net deferred tax assets (liabilities) before valuation
  allowance.................................................     30,322      2,717
Valuation allowance.........................................    (30,322)        --
                                                                -------     ------
Net deferred tax assets (liabilities).......................    $    --     $2,717
                                                                =======     ======

     The statutory federal income tax rate and the effective income tax rate are reconciled as follows:

                                                                YEAR ENDED JUNE 30,
                                                              ------------------------
                                                              1999     1998      1997
                                                              -----    -----    ------
Statutory tax rate........................................    (35.0)%  (35.0)%    35.0%
State and local income taxes, net of federal benefit......      0.2      0.4       3.6
Nondeductible purchased research and development..........       --     25.5        --
Research and development tax credit.......................     (0.9)    (2.6)       --
Effect of foreign taxes...................................      2.7     (0.9)     (1.4)
Nondeductible foreign special charges.....................      0.3      6.3        --
Net operating loss carryforward...........................       --       --      (2.8)
Valuation allowance.......................................     38.2       --        --
Adjustment of deferred tax liabilities....................       --       --     (10.9)
Other.....................................................     (2.6)     1.1       4.0
                                                              -----    -----    ------
Effective tax rate........................................      2.9%    (5.2)%    27.5%
                                                              =====    =====    ======

     Income taxes paid (net of refunds) were $(1,660) in fiscal 1999, $3,129 in fiscal 1998, and $81 in fiscal 1997.

     At June 30, 1999, the Company had net operating loss carryforwards ("NOLs") of $57,309 available to reduce future United States federal taxable income, which expire 2008 through 2019.

     The Company also had research and development credit carryforwards for tax purposes of approximately $3,006, which expire 2005 through 2019. Additionally, in conjunction with the Alternative Minimum Tax

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

("AMT") rules, the Company had available AMT credit carryforwards for tax purposes of approximately $162, which may be used indefinitely to reduce regular federal income taxes.

     Also, at June 30, 1999, the Company had foreign net operating loss carryforwards for tax purposes totaling $5,209 that expire in 2000 to 2005 and $10,587 that have no expiration dates.

     For fiscal 1999, the Company reported a pretax loss from continuing operations, including special charges, of $79,458; an extraordinary charge from the early extinguishment of debt of $902; and, a cumulative effect of change in accounting for start-up costs of $2,443, all of which created $82,803 of operating losses and future tax deductions for financial reporting purposes. Accordingly, at June 30, 1999, the Company has recorded a valuation allowance for deferred tax assets of $30,322 related to all NOLs, tax credits and net deductible tax differences.

K.  SPECIAL CHARGES AND TERMINATED EQUIPMENT CONTRACTS

     During the year ended June 30, 1999, the Company recorded special charges related to significant changes in its operations, which are intended to accelerate and intensify the Company's focus on its metal halide products.

     The special charges principally relate to the execution of the Company's shift in strategic direction and include: limiting Pacific Rim expansion; changing global lamp manufacturing strategy; restructuring marketing operations in North America and Europe; accelerating an exit from noncore product lines; reducing excess overhead including staffing reductions; consolidating an equipment manufacturing operation into the Company's Solon, Ohio facility and significantly reducing the size of the operation; and, reducing capital expenditures.

     The special charges were determined in accordance with formal plans developed by the Company's management and approved by the Company's Board of Directors using the best information available to it at the time. Actions associated with closing facilities began in the second quarter and were substantially completed by the end of fiscal 1999. Employees were terminated enterprise-wide from almost all areas and units of the Company. Assets related to the above actions are no longer in use and have been sold or were written-down to their estimated fair values. The amounts the Company will ultimately incur may change as the Company's plans are executed and actions are completed.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Details of the actions and related special charges recorded during fiscal 1999 are summarized as follows:

                                                                                        BALANCE AS OF
                                                              CHARGED TO    CHARGES       JUNE 30,
               DESCRIPTION                   CASH/NONCASH     OPERATIONS    UTILIZED        1999
               -----------                  --------------    ----------    --------    -------------
Limit Pacific Rim Expansion:
  Severance...............................  Cash               $   642      $   492        $  150
  Lease/contract cancellations............  Cash/Noncash         3,841          488         3,353
  Write-down of assets....................  Noncash              2,237        2,237            --
  Shut-down costs of facilities...........  Cash                   497          493             4
Change in Global Manufacturing Strategy:
  Severance...............................  Cash                   328          328            --
  Write-down of assets....................  Noncash              8,502        8,502            --
  Shut-down costs of facilities...........  Cash                   380          380            --
  Program cancelation.....................  Cash                   128           --           128
Restructure Marketing Operations in North
  America and Europe:
  Severance...............................  Cash                   317          287            30
  Lease/contract cancellations............  Cash                   436          110           326
  Write-down of assets....................  Noncash              1,701        1,701            --
  Shut-down costs of facilities...........  Cash                   738          664            74
Reduce Staffing Requirements..............  Cash/Noncash         2,262        1,761           501
Terminate Management Benefit Program......  Cash/Noncash         1,516        1,430            86
Exit Noncore Inventory Products...........  Noncash                261          261            --
Write-off Long-Lived Assets...............  Cash/Noncash         4,611        4,562            49
Other.....................................  Cash                   420          267           153
                                                               -------      -------        ------
                                                               $28,817      $23,963        $4,854
                                                               =======      =======        ======

     The special charges for fiscal 1999 included costs related to the actions described above and also include $6,246 related to the wind-down of portable fixture manufacturing operations, which are described in Note L "Discontinued Operations Subsequently Retained." Total special charges for fiscal 1999 of $35,063 are classified in the consolidated statement of operations as cost of goods sold ($3,956) and special charges ($31,107). The Company incurred additional costs of $596 and $764, as described in Note O, related to the above actions. All actions required by the plans are expected to be completed by December 31, 1999.

     In conjunction with limiting its Pacific Rim expansion, the Company terminated production equipment contracts related to the completion of four lamp manufacturing equipment groups. Accordingly, in the quarter ended December 31, 1998, the Company reversed previously recognized sales of $14,961 and cost of sales of $6,413 related to these contracts, which were accounted for under the percentage-of-completion method.

     These special charges reduced net income by $43,611, or $2.16 diluted earnings per share for fiscal 1999.

     During fiscal 1998, the Company recorded special charges related to an assessment of the Company's global power supply operations.

     The special charges of $17,984 principally relate to the Company's decision to refocus and restructure its recently acquired global power supply operations to focus exclusively on opportunities in metal halide. With the January 1998 acquisition of Ruud Lighting, Inc., the Company accelerated this rationalization of its existing power supply manufacturing operations and distribution activities in order to capitalize on new opportunities not previously available. This assessment resulted in (a) the discontinuance of certain power supply products at the

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Company's power supply facilities, (b) the write-down of certain intangible and fixed assets and (c) a $2,066 write-down of inventory which is classified in cost of sales. In addition, the charges cover the cost of consolidating distribution activities and facilities, the write-down of assets in connection with the implementation of new information systems and a reassessment of investments resulting from a change in expansion strategy arising from the Ruud Lighting acquisition.

     The special charges were determined in accordance with formal plans developed by the Company's management using the best information available to it at the time and, subsequently, approved by the Company's Board of Directors.

     The special charges for fiscal 1998 of $17,984 in the statement of operations are classified as cost of sales ($2,066) and special charges ($15,918).

                                                                    YEAR ENDED
                                                                  JUNE 30, 1998
                                                              ----------------------    BALANCE AS OF
                                                              CHARGED TO    CHARGES       JUNE 30,
                DESCRIPTION                   CASH/NONCASH    OPERATIONS    UTILIZED        1998
                -----------                   ------------    ----------    --------    -------------
Asset write-downs:
  Inventories...............................  Noncash          $ 2,066      $ 2,066        $   --
  Intangibles...............................  Noncash            9,354        9,354            --
  Fixed assets..............................  Noncash            3,056        3,056            --
  Other assets..............................  Noncash            2,184        2,184            --
Contractual commitments and other
  accruals..................................  Cash               1,209          496           713
Other.......................................  Cash                 115          115            --
                                                               -------      -------        ------
                                                               $17,984      $17,271        $  713
                                                               =======      =======        ======

     The $713 balance, as of June 30, 1998, was utilized during 1999.

     The write-down of intangible assets primarily represent the excess of the purchase price over the fair value of the net assets acquired and costs allocated to tradenames, know-how, and other specifically identifiable intangibles arising from business combinations. Asset write-downs for the impairment of long-lived intangibles and fixed assets were determined in accordance with Statement of Financial Accounting Standards No. 121.

     After an income tax benefit of $5,015, these special charges reduced net income by $12,969, or $.71 diluted earnings per share for fiscal 1998.

L.  DISCONTINUED OPERATIONS SUBSEQUENTLY RETAINED

     Microsun Technologies, Inc. ("Microsun") was identified in March 1998 for disposition through a plan to distribute to ADLT shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, the Company concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. At June 30, 1999, the plan of wind-down had been accomplished, the manufacturing facilities closed and substantially all assets had been disposed. Accordingly, there were no remaining discontinued operations accrued losses associated with Microsun at June 30, 1999.

     In October 1999, management decided, with the approval of the Board of Directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. The decision to retain the business was based on management's belief that,

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

among other reasons, the market demand for Microsun products remains substantial; the market potential will be expanded as the Microsun portable lighting fixtures will be marketed and sold along with other existing lines of products for residential use in an e-commerce format ("Microsun.com"); and the Microsun business will use the fulfillment capabilities and infrastructure of existing ADLT businesses.

     In retaining the Microsun business, the Company concentrates on assembling fixtures produced by subcontractors, thereby eliminating the need for the machinery, equipment and facilities that were used in the previous operation. The assembly process is performed at existing ADLT businesses utilizing existing facilities and operations. The Company utilizes the customer service systems and personnel of an existing ADLT business, as well as the Internet at http://www.microsun.com, to receive, process and fill orders. Therefore, the Microsun business has been retained but without the use of the manufacturing processes or assets used in the previous operations.

     In accordance with the accounting requirements for recontinuance, the accompanying financial statements have been reclassified to present Microsun within continuing operations. At June 30, 1999, substantially all assets had been disposed and no remaining accrued losses associated with discontinued operations remained. At June 30, 1998, assets related to discontinued operations totaled $8,510 and total liabilities were $3,317. The revenues and the net amount charged to the income statement for each of the years the business was reported as discontinued operations consisted of the following:

                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Net sales...................................................  $ 4,719     $ 4,456
                                                              =======     =======
Reclassification of discontinued operations to continuing
  operations................................................  $10,374     $ 4,683
Discontinued operations provision...........................   (9,043)     (6,014)
                                                              -------     -------
Recontinuance of previously discontinued operations.........  $ 1,331     $(1,331)
                                                              =======     =======

     The $10,374 reclassified to continuing operations for the year ended June 30, 1999 consisted of a loss from operations of $4,128; write-downs of assets to net realizable value of $5,533 in connection with the decision in November 1998 to wind-down the Microsun business related to inventory ($2,448), fixed assets ($1,690), and other assets ($1,395); and costs related to severance, lease/contract cancellations and facility shut-down costs of $713. These costs and write-downs are classified in special charges ($3,798) and cost of sales ($2,448). The $4,683 reclassified to continuing operations for the year ended June 30, 1998 represents loss from operations.

M.  SETTLEMENT OF CLAIMS

     On March 1, 1996, a former common shareholder of a Predecessor asserted a claim in the United States District Court for the Northern District of Ohio against the Chief Executive Officer and a director of the Company, and the Executive Vice President and a director of the Company, and subsequently, a claim against the Company. The claim alleged that certain misrepresentations and/or omissions were made to the former common shareholder in connection with:
(i) the Company's purchase of his equity interest effected by a merger of a Predecessor into the Company, as to which the former common shareholder waived his statutory appraisal rights and (ii) the purchase by the Chief Executive Officer of the former common shareholder's beneficial interest in a trust controlled by the Chief Executive Officer. The former common shareholder alleged that the misrepresentations and/or omissions caused direct damages which exceeded $900. The suit also claimed punitive damages in an undetermined amount believed by the former common shareholder to exceed $2,700. On August 23, 1996, another former common shareholder filed similar claims against the Chief Executive Officer and Executive Vice

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

President and the Company seeking direct damages of $400 and punitive damages of $1,200. The Chief Executive Officer, the Executive Vice President and the Company denied all of the allegations and vigorously defended against the claims.

     On November 29, 1996, the Company, the Chief Executive Officer and the Executive Vice President reached an out-of-court settlement of both former common shareholders' claims. The charge of $771 represents the settlement of $475 plus legal and other directly-related costs, net of insurance recoveries.

N. EARNINGS PER SHARE

     Earnings (loss) per share is computed as follows:

                                                                    YEAR ENDED JUNE 30,
                                                               ------------------------------
                                                                 1999        1998       1997
                                                               --------    --------    ------
Income available to common shareholders:
  Income (loss) from continuing operations.................    $(81,739)   $(24,008)   $7,104
                                                               ========    ========    ======
  Net income (loss)........................................    $(83,753)   $(25,943)   $7,104
                                                               ========    ========    ======
Weighted average shares -- Basic:
  Outstanding at beginning of period.......................      20,189      13,435    10,844
  Issued pursuant to public offering.......................          --       2,942     2,327
  Issued in acquisitions...................................           2       1,768        41
  Issued for exercise of stock options.....................          17          47        22
  Issued pursuant to employee stock purchase plan..........          19           3        --
  Issued pursuant to 401(k) plan...........................           5          --        --
  Issuable in connection with an acquisition...............          --          --        35
                                                               --------    --------    ------
     Basic weighted average shares.........................      20,232      18,195    13,269
                                                               ========    ========    ======
Weighted average shares -- Diluted:
  Basic from above.........................................      20,232      18,195    13,269
  Effect of stock options..................................          --          --       289
                                                               --------    --------    ------
     Diluted weighted average shares.......................      20,232      18,195    13,558
                                                               ========    ========    ======
Earnings (loss) per share -- Basic:
  Income (loss) from continuing operations.................    $  (4.04)   $  (1.32)   $  .54
  Recontinuance of previously discontinued operations......         .07        (.07)       --
  Extraordinary charge.....................................        (.05)       (.04)       --
  Cumulative effect of change in accounting principle......        (.12)         --        --
                                                               --------    --------    ------
  Earnings (loss) per share -- Basic.......................    $  (4.14)   $  (1.43)   $  .54
                                                               ========    ========    ======
Earnings (loss) per share -- Diluted:
  Income (loss) from continuing operations.................    $  (4.04)   $  (1.32)   $  .52
  Recontinuance of previously discontinued operations......         .07        (.07)       --
  Extraordinary charge.....................................        (.05)       (.04)       --
  Cumulative effect of change in accounting principle......        (.12)         --        --
                                                               --------    --------    ------
  Earnings (loss) per share -- Diluted.....................    $  (4.14)   $  (1.43)   $  .52
                                                               ========    ========    ======

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

O.  RELATED PARTY TRANSACTIONS

     Pursuant to a loan agreement dated October 8, 1998, between the Company and its Chairman and Chief Executive Officer (the "CEO"), the Company has loaned $9,000 to its CEO for a one-year term at an interest rate of 8%. The loan was made following approval by the Company's Board of Directors. The proceeds of the loan were used by the Company's CEO to reduce the principal balance outstanding of a margin account loan, which is secured by 2,053,070 shares of the Company's Common Stock owned by the CEO and a related entity. In connection with the loan, the Company's Board of Directors asked for and received the CEO's agreement to extend the term of his employment agreement to December 31, 2003. The loan agreement prohibits the CEO from encumbering his shares of the Company's Common Stock in any manner except pursuant to the existing agreements governing the CEO's margin account, without the consent of the Company's Board of Directors. As of June 30, 1999, $520 of interest was accrued on the loan.

     In connection with the fiscal 1999 actions described in Note K, the Company recognized $596 in cost of sales for the write-down of specialty inventory and $764 in research and development expenses related to transactions with affiliates. During fiscal 1999, the Company also recognized a $700 provision for uncollectible advances and receivables related to transactions with affiliates.

     During January 1996, the Company entered into a six-year Aircraft Operating Agreement ("Agreement") with an unrelated company to charter certain airplanes for service into locations which are not adequately served by commercial carriers. The unrelated company leases the airplanes from an affiliate of the Company owned by certain officers of the Company. These officers have guaranteed the repayment of $11,200 of indebtedness incurred by the affiliate to purchase the airplanes. The Company's minimum annual commitments under the Agreement are $911. During May 1998, the Company began to charter another airplane from another unrelated company. This unrelated company also leases the airplane from an affiliate of the Company owned by certain officers of the Company. These officers have guaranteed the repayment of $6,400 of indebtedness incurred by the affiliate to purchase the airplane. Fees paid by the Company under these arrangements were $1,616 in fiscal 1999, $2,161 in fiscal 1998, and $554 in fiscal 1997.

     The Company paid a director of the Company $100 in fiscal 1999, $129 in fiscal 1998, and $79 in fiscal 1997 for consulting services.

     The Company sold lamps, lamp components, and lamp production equipment to an overseas company aggregating $625 in fiscal 1999, $1,254 in fiscal 1998, and $3,853 in fiscal 1997. An executive officer and director of the overseas company became a Director of the Company in January 1996.

     During fiscal 1996, one of the Company's subsidiaries sold the assets of its nonlamp product line to an affiliate of the Company owned principally by certain officers of the Company for an amount equal to the carrying amount of such assets as of June 30, 1995. As of June 30, 1999 and 1998, the Company had an 8.5% note from the affiliate for $220 related to the sale of the assets of the nonlamp product line which is recorded as a long-term receivable from related parties in the consolidated balance sheet. Total principal and accrued interest at June 30, 1999 was $284.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

P.  COMMITMENTS

     The Company leases buildings and certain equipment under noncancelable operating lease agreements. Total rent expense was $1,878 in 1999, $1,495 in 1998, and $1,478 in 1997. Future minimum lease commitments, as of June 30, 1999, were as follows:

YEAR:
Fiscal 2000.................................................  $1,946
Fiscal 2001.................................................   1,837
Fiscal 2002.................................................   1,486
Fiscal 2003.................................................   1,319
Fiscal 2004.................................................     894
Thereafter..................................................     756
                                                              ------
Minimum lease payments......................................  $8,238
                                                              ======

Q.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended June 30, 1999 and 1998.

                                                             THREE MONTHS ENDED FISCAL 1999
                                                    ------------------------------------------------
                                                    JUN 30(a)    MAR 31(b)    DEC 31(c)    SEP 30(d)
                                                    ---------    ---------    ---------    ---------
Net sales.......................................    $ 50,854     $ 51,358     $ 39,704     $  51,287
Gross profit....................................      11,714       17,077        8,256        20,383
Income (loss) from operations...................     (24,575)      (5,864)     (31,781)        1,847
Income (loss) from continuing operations before
  extraordinary charge and cumulative effect of
  accounting change.............................     (33,204)      (9,432)     (38,432)         (671)
Recontinuance of previously discontinued
  operations....................................         308        1,710       (1,540)          853
Net income (loss)...............................    $(33,798)    $ (7,722)    $(39,972)    $  (2,261)
                                                    ========     ========     ========     =========
Earnings (loss) per share -- Basic..............    $  (1.67)    $   (.38)    $  (1.98)    $    (.11)
                                                    ========     ========     ========     =========
Earnings (loss) per share -- Diluted............    $  (1.67)    $   (.38)    $  (1.98)    $    (.11)
                                                    ========     ========     ========     =========
Price Range of Common Stock:
  High..........................................    $  9.000     $ 10.313     $ 10.625     $  27.250
  Low...........................................    $  5.813     $  6.750     $  4.875     $   8.500

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             THREE MONTHS ENDED FISCAL 1998
                                                     ----------------------------------------------
                                                      JUN 30      MAR 31(e)     DEC 31      SEP 30
                                                     ---------    ---------    ---------    -------
Net sales........................................     $54,694     $ 50,685      $32,728     $30,242
Gross profit.....................................      20,164       19,824       13,968      12,696
Income (loss) from operations....................         292      (30,513)       4,091       3,700
Income (loss) from continuing operations before
  extraordinary charge...........................        (492)     (28,798)       2,792       2,490
Recontinuance of previously discontinued
  operations.....................................       4,683       (6,014)          --          --
Net income (loss)................................     $ 4,191     $(35,416)     $ 2,792     $ 2,490
                                                      =======     ========      =======     =======
Earnings (loss) per share -- Basic...............     $   .21     $  (1.78)     $   .17     $   .15
                                                      =======     ========      =======     =======
Earnings (loss) per share -- Diluted.............     $   .20     $  (1.78)     $   .17     $   .15
                                                      =======     ========      =======     =======
Price Range of Common Stock:
  High...........................................     $29.938     $ 27.000      $26.500     $27.000
  Low............................................     $20.875     $ 18.250      $18.250     $22.875

---------------

(a) Fourth Quarter 1999 -- Net income was reduced by: (a) charges of $15,691 consisting of $3,148 in cost of sales and special charges of $12,543; (b) a $700 provision for uncollectible advances and receivables related to transactions with affiliates; (c) a pretax noncash write-down of $5,883, related to the Company's investment in Unison; and, (d) extraordinary charge from the early extinguishment of debt of $902.

(b)  Third Quarter 1999 -- Net income was reduced by $2,291 of special charges.

(c) Second Quarter 1999 -- Net income was reduced by: (a) $8,548 from the reversal of $14,961 in sales and $6,413 in cost of sales related to the termination of lamp equipment contracts; (b) charges of $18,219 consisting of: $1,182 in cost of sales ($374 with an affiliate), $764 of research and development with an affiliate, and $16,273 of special charges; and, (c) establishment of deferred tax valuation allowance of $3,515.

(d) First Quarter 1999 -- Net income was reduced by a $2,443 cumulative effect of a change in accounting principle.

(e) Third Quarter 1998 -- Net income was reduced by the write-off of purchased research and development and special charges, net of income tax benefits, of $32,056.

R.  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in a single business segment: the design, manufacture and sales of metal halide lighting products including materials, system components, systems and production equipment.

     Net sales by country, based on the location of the business unit, for fiscal 1999, 1998 and 1997 follows:

                                                            YEAR ENDED JUNE 30,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
United States.......................................  $141,440    $111,743    $60,534
Canada..............................................    20,524      29,427     14,406
United Kingdom......................................    19,998      20,287      5,786
Australia...........................................    10,092       6,892      5,764
Other...............................................     1,149          --         --
                                                      --------    --------    -------
                                                      $193,203    $168,349    $86,490
                                                      ========    ========    =======

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Long-lived assets by country, based on the location of the asset, as of June 30, 1999 and 1998 follows:

                                                                   JUNE 30,
                                                              -------------------
                                                                1999       1998
                                                              --------    -------
United States...............................................  $ 90,769    $82,705
Canada......................................................     2,845      2,709
United Kingdom..............................................     6,396      6,120
Australia...................................................     1,760        300
Other.......................................................       678         74
                                                              --------    -------
                                                              $102,448    $91,908
                                                              ========    =======

     In fiscal 1999, 1998 and 1997, no single customer accounted for 10% or more of the Company's net sales.

S.  PURCHASE OF CORPORATE HEADQUARTERS

     During March 1998, the Company purchased land and building in Solon, Ohio for $7,758, which includes the assumption of an existing mortgage of approximately $4,800. The mortgage has a 9.39% interest rate, a prepayment penalty that approximates $1,000, requires monthly amortizing payments and a final payment of $4,100 due in June 2006. Prior to the purchase, a portion of the property was leased and used by the Company for system components manufacturing and office space. Subsequent to purchase, the Company relocated its world headquarters to the facility.

T.  CONTINGENCY

     In April and May 1999, three class action suits were filed in the United States District Court, Northern District of Ohio, by certain alleged shareholders of the Company on behalf of themselves and purported classes consisting of Company shareholders, other than the defendants and their affiliates, who purchased stock during the period from December 30, 1997 through September 30, 1998 or various portions thereof. The named defendants are the Company and its Chairman and Chief Executive Officer ("CEO"). The lawsuits are now pending before a single judge who has required the plaintiffs to file a single consolidated complaint on or before September 30, 1999. The complaints allege generally that certain disclosures attributed to the Company contained misstatements and omissions alleged to be violations of Section 10(b) of the Securities Act of 1934 and Rule 10b-5, including claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to the Company's financial performance and prospects and alleged violations of generally accepted accounting principles by improperly recognizing revenues. The complaints seek certification of their respective purported classes, unspecified compensatory and punitive damages, pre- and post-judgment interest and attorneys' fees and costs. The Company and its CEO believe that these claims lack merit and they intend to vigorously defend these actions.

U.  SUBSEQUENT EVENT

     During September 1999, General Electric Company ("GE") executed a definitive agreement to make an investment in the Company of $20,554. In exchange for the investment, GE will receive 761,250 shares of the Company's newly-created Series A Stock convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment as described below). GE also will receive a Warrant (the "Initial Warrant") to purchase an additional 1,000,000 shares of Company Common Stock, which is immediately exercisable at $.01 per share. GE has been a holder of 535,887 shares of Company Common Stock since the Company's initial public offering in 1995. The Series A Stock, Common Stock issuable on exercise of the Initial Warrant and the

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                                 JUNE 30, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Common Stock held by GE will represent (after giving effect to the shares issued on exercise of the Initial Warrant) approximately 18.9% of the voting power and equity ownership of the Company after the GE investment. The proceeds of the transaction will be applied principally to the reduction of short-term liabilities and outstanding amounts under the Company's Bank Credit Facility.

     The Series A Stock will have a liquidation preference of $27 per share, plus an amount equal to 8% per annum from the date of issuance to the date of payment ("Liquidation Preference Amount"). The Company will be required to redeem any shares of Series A Stock which have not been converted or retired on September 30, 2010. In addition, GE may, by notice, require the Company to redeem the outstanding Series A Stock, within one year following: September 30, 2004, failure of the transaction to get required approvals or the occurrence of corporate events. If the Company fails to maintain certain financial ratios, GE will have the right to a combination of subscription rights to additional shares and proxies with respect to shares voted by certain officers of the Company which would give GE the ability to obtain the majority of the voting power of the Company.

     The transaction will be completed only after termination of the Hart-Scott-Rodino waiting period as required under antitrust laws.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,    JUNE 30,
                                                                  1999          1999
                                                              ------------    ---------
                                                              (UNAUDITED)     (AUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $  2,064      $  3,830
  Short-term investments....................................          --           350
  Trade receivables, less allowances of $1,065 and $1,257...      33,461        25,485
  Receivables from related parties..........................         242            48
  Inventories:
     Finished goods.........................................      22,896        24,275
     Raw materials and work-in-process......................      18,795        16,501
                                                                --------      --------
                                                                  41,691        40,776
  Prepaid expenses..........................................       2,436         2,354
                                                                --------      --------
Total current assets........................................      79,894        72,843
Property, plant and equipment:
  Land and buildings........................................      43,301        42,646
  Production machinery and equipment........................      52,050        49,226
  Other equipment...........................................       6,413         6,413
  Furniture and fixtures....................................      20,720        20,426
                                                                --------      --------
                                                                 122,484       118,711
  Less accumulated depreciation.............................      19,852        16,263
                                                                --------      --------
                                                                 102,632       102,448
Receivables from related parties............................       6,937         5,048
Investments in affiliates...................................      15,420        13,475
Other assets................................................       6,499         6,586
Intangible assets...........................................      32,174        32,695
Excess of cost over net assets of businesses acquired,
  net.......................................................      50,784        51,411
                                                                --------      --------
                                                                $294,340      $284,506
                                                                ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt and current portion of long-term debt.....    $  8,480      $  8,543
  Accounts payable..........................................      23,324        23,310
  Payables to related parties...............................       4,291         1,126
  Employee-related liabilities..............................       3,779         3,781
  Accrued income and other taxes............................         942           904
  Other accrued expenses....................................      15,104        16,905
                                                                --------      --------
Total current liabilities...................................      55,920        54,569
Long-term debt..............................................     138,887       152,496
Preferred stock, $.001 par value, per share; 1,000 shares
  authorized; 761 Series A convertible redeemable shares
  issued and outstanding at December 31, 1999
  (redemption value -- $20,965 at December 31, 1999)........      15,806            --
Common shareholders' equity:
  Common stock, $.001 par value, per share; 80,000 shares
     authorized; 20,368 shares issued and outstanding as of
     December 31, 1999 and 20,278 shares issued and
     outstanding as of June 30, 1999........................          20            20
  Paid-in-capital...........................................     195,906       190,654
  Accumulated other comprehensive income (loss).............        (463)         (949)
  Loan receivable from officer..............................      (9,170)       (9,520)
  Retained earnings (deficit)...............................    (102,566)     (102,764)
                                                                --------      --------
                                                                  83,727        77,441
                                                                --------      --------
                                                                $294,340      $284,506
                                                                ========      ========

See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (IN THOUSANDS, EXCEPT PER SHARE DOLLAR AMOUNTS)

                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                      DECEMBER 31,            DECEMBER 31,
                                                   -------------------    --------------------
                                                    1999        1998        1999        1998
                                                   -------    --------    --------    --------
Net sales......................................    $59,885    $ 39,704    $116,065    $ 90,991
Costs and expenses:
  Cost of sales................................     36,852      31,448      71,696      62,352
  Marketing and selling........................     10,617      12,151      20,792      21,552
  Research and development.....................      3,483       5,597       6,978       9,562
  General and administrative...................      4,086       5,338       8,121       9,843
  Special charges..............................         --      16,273          --      16,273
  Amortization of intangible assets............        672         678       1,347       1,343
                                                   -------    --------    --------    --------
Income (loss) from operations..................      4,175     (31,781)      7,131     (29,934)
Other income (expense):
  Interest expense.............................     (3,323)     (3,440)     (7,113)     (6,181)
  Interest income..............................        214         328         434         566
  Income (loss) from equity investments........         35        (272)         85        (461)
                                                   -------    --------    --------    --------
Income (loss) from continuing operations before
  income taxes and cumulative effect of
  accounting change............................      1,101     (35,165)        537     (36,010)
Income taxes...................................        121       3,267         339       3,093
                                                   -------    --------    --------    --------
Income (loss) from continuing operations before
  cumulative effect of accounting change.......        980     (38,432)        198     (39,103)
Recontinuance of previously discontinued
  operations...................................         --      (1,540)         --        (687)
Cumulative effect of accounting change.........         --          --          --      (2,443)
                                                   -------    --------    --------    --------
Net income (loss)..............................    $   980    $(39,972)   $    198    $(42,233)
                                                   =======    ========    ========    ========
Earnings (loss) per share -- basic:
  Income (loss) from continuing operations.....    $   .02    $  (1.90)   $   (.02)   $  (1.93)
  Recontinuance of previously discontinued
     operations................................         --        (.08)         --        (.04)
  Cumulative effect of accounting change.......         --          --          --        (.12)
                                                   -------    --------    --------    --------
Earnings (loss) per share -- basic.............    $   .02    $  (1.98)   $   (.02)   $  (2.09)
                                                   =======    ========    ========    ========
Earnings (loss) per share -- diluted:
  Income (loss) from continuing operations.....    $   .02    $  (1.90)   $   (.02)   $  (1.93)
  Recontinuance of previously discontinued
     operations................................         --        (.08)         --        (.04)
  Cumulative effect of accounting change.......         --          --          --        (.12)
                                                   -------    --------    --------    --------
Earnings (loss) per share -- diluted...........    $   .02    $  (1.98)   $   (.02)   $  (2.09)
                                                   =======    ========    ========    ========
Weighted average shares outstanding:
  Basic........................................     20,351      20,222      20,318      20,215
                                                   =======    ========    ========    ========
  Diluted......................................     21,297      20,222      20,800      20,215
                                                   =======    ========    ========    ========

See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

      CONDENSED STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (UNAUDITED)
                       SIX MONTHS ENDED DECEMBER 31, 1999

                                                                                            ACCUMULATED       LOAN
                                              COMMON STOCK                 COMPREHENSIVE       OTHER       RECEIVABLE
                               PREFERRED   ------------------   PAID-IN       INCOME       COMPREHENSIVE      FROM
                                 STOCK     SHARES   PAR VALUE   CAPITAL       (LOSS)       INCOME (LOSS)    OFFICER
                               ---------   ------   ---------   --------   -------------   -------------   ----------
                                                                   (IN THOUSANDS)
BALANCE AT JULY 1, 1999......        --    20,278      $20      $190,654           --          $(949)       $(9,520)
Net income...................        --       --        --            --     $    198             --             --
Net proceeds from issuance of
  preferred shares and
  warrant....................   $15,203       --        --         5,000           --             --             --
Preferred shares accretion...       603       --        --          (603)          --             --             --
Interest on loan to
  officer....................        --       --        --            --           --             --           (370)
Interest payment received....        --       --        --            --           --             --            720
Issuance of shares in
  connection with the
  purchase of a business.....        --       40        --           535           --             --             --
Stock issued pursuant to
  employee benefit plan......        --       32        --           220           --             --             --
Stock purchases by
  employees..................        --       18        --           100           --             --             --
Other comprehensive income
  (loss):
  Foreign currency
    translation adjustment...                                                     486
                                                                             --------
Other comprehensive income
  (loss).....................                                                     486            486
                                -------    ------      ---      --------     --------          -----        -------
Comprehensive income
  (loss).....................                                                $    684
                                                                             ========
BALANCE AT DECEMBER 31,
  1999.......................   $15,806    20,368      $20      $195,906                       $(463)       $(9,170)
                                =======    ======      ===      ========                       =====        =======


                               RETAINED
                               EARNINGS
                               (DEFICIT)    TOTAL
                               ---------   -------
                                 (IN THOUSANDS)
BALANCE AT JULY 1, 1999......  $(102,764)  $77,441
Net income...................        198       198
Net proceeds from issuance of
  preferred shares and
  warrant....................         --    20,203
Preferred shares accretion...         --        --
Interest on loan to
  officer....................         --      (370)
Interest payment received....         --       720
Issuance of shares in
  connection with the
  purchase of a business.....         --       535
Stock issued pursuant to
  employee benefit plan......         --       220
Stock purchases by
  employees..................         --       100
Other comprehensive income
  (loss):
  Foreign currency
    translation adjustment...
Other comprehensive income
  (loss).....................                  486
                               ---------   -------
Comprehensive income
  (loss).....................
BALANCE AT DECEMBER 31,
  1999.......................  $(102,566)  $99,533
                               =========   =======

See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999         1998
                                                              ---------    --------
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income (loss).........................................  $     198    $(42,233)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
       Depreciation.........................................      3,631       3,271
       Amortization.........................................      1,347       1,343
       Provision for doubtful accounts......................         97         136
       (Income) loss from equity investments................        (85)        461
       Deferred income taxes................................         --       3,429
       Special charges......................................         --      25,629
       Cumulative effect of accounting change...............         --       2,443
       Changes in operating assets and liabilities:
          Trade receivables.................................     (7,835)     (3,979)
          Inventories.......................................        190      (5,879)
          Prepaids and other assets.........................     (2,265)     (2,309)
          Accounts payable and accrued expenses.............      1,590       3,068
          Payments related to special charge accruals.......     (1,506)     (1,670)
          Other.............................................        968      (1,529)
                                                              ---------    --------
               Net cash used in operating activities........     (3,670)    (17,819)
INVESTING ACTIVITIES
  Capital expenditures......................................     (2,878)    (17,956)
  Sale of short-term investments............................        350          --
  Purchases of businesses...................................        (30)     (5,024)
  Investments in affiliates.................................     (1,920)     (3,298)
                                                              ---------    --------
               Net cash used in investing activities........     (4,478)    (26,278)
FINANCING ACTIVITIES
  Proceeds from revolving credit facility...................     95,318     156,624
  Payments of revolving credit facility.....................   (103,254)   (113,724)
  Proceeds from long-term debt..............................         --         868
  Payments of long-term debt and capital leases.............     (6,205)     (2,685)
  Issuance of preferred stock and stock purchase warrant....     20,203          --
  Loan to officer...........................................         --      (9,000)
  Issuance of common stock..................................        320         438
                                                              ---------    --------
               Net cash provided by financing activities....      6,382      32,521
                                                              ---------    --------
Decrease in cash and cash equivalents.......................     (1,766)    (11,576)
Cash and cash equivalents, beginning of period..............      3,830      22,167
                                                              ---------    --------
               CASH AND CASH EQUIVALENTS, END OF PERIOD.....  $   2,064    $ 10,591
                                                              =========    ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid.............................................  $   7,313    $  5,070
  Income taxes paid.........................................         --         211
  Capitalized interest......................................        196         458
  Detail of acquisitions:
     Assets acquired........................................  $     868    $  9,688
     Liabilities assumed....................................       (262)     (4,570)
     Stock issued...........................................       (535)        (29)
                                                              ---------    --------
     Cash paid..............................................         71       5,089
       Less cash acquired...................................        (41)        (65)
                                                              ---------    --------
     Net cash paid for acquisition..........................  $      30    $  5,024
                                                              =========    ========

See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)
A. ORGANIZATION

     Advanced Lighting Technologies, Inc. (the "Company" or "ADLT") is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including materials, system components, systems, and production equipment.

B. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, the financial statements include all material adjustments necessary for a fair presentation, consisting of normal recurring accruals. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended June 30, 1999. Operating results for the three months and six months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the full-year ending June 30, 2000.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

  Accounting Change -- Cost of Start-Up Activities

     During the fourth quarter of fiscal 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," effective July 1, 1998. The first six months of fiscal 1999 have been restated to reflect the cumulative effect of accounting change.

  New Accounting Standards

     The Company has not yet adopted Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." FAS No. 133 requires that all derivatives, such as interest rate exchange agreements (swaps), be recognized on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through the results of operations. Derivatives determined to be hedges will be adjusted to fair value through either the results of operations or other comprehensive income, depending on the nature of the hedge. The Company is required to adopt FAS No. 133, as subsequently amended by FAS No. 137, on July 1, 2000. The impact, if any, on net income, comprehensive income and financial position will depend on the amount, timing and nature of any agreements entered into by the Company.

  Financial Statement Presentation Changes

     Certain amounts for prior periods have been reclassified to conform to the current period reporting presentation.

C. COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income and its components. FAS No. 130 requires companies to report, in addition to net income, other components of comprehensive income, which for the Company includes foreign currency translation adjustments.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

     For the three- and six-months ended December 31, 1999, the Company's comprehensive income was $1,118 and $684, respectively. For the three- and six-months ended December 31, 1998, the Company's comprehensive loss was $(40,184) and $(42,179), respectively.

D. BANK CREDIT FACILITY

     In May 1999, the Company replaced its existing credit facility with a $50,000 revolving credit loan and $25,000 term loan provided by several financial institutions (the "Bank Credit Facility"). Subsequent to June 30, 1999 the Company reduced its commitment to a $60,000 facility. Proceeds from the facility were used to repay the Company's existing credit facility and certain other long-term debt. The revolving credit loan has a three-year term expiring in May 2002. Interest rates on revolving credit loans outstanding are based, at the Company's option, on LIBOR plus 2.75% or the agent bank's prime rate. Availability of borrowings is determined by the Company's eligible accounts receivable and inventories. The term loan has a five-year term expiring in May 2004. The Company pays monthly principal payments that total $3,576 annually, with the unpaid balance due at maturity. Interest rates on the term loan are based, at the Company's option, on LIBOR plus 3.25% or the agent bank's prime rate.

     The Bank Credit Facility contains certain affirmative and negative covenants customary for this type of agreement, prohibits cash dividends, and includes financial covenants with respect to the coverage of certain fixed charges. The principal security for the revolving credit loan is substantially all of the personal property of the Company and each of its North American and United Kingdom subsidiaries. The term loan is secured by substantially all of the Company's machinery and equipment and is cross-collateralized and secured with the revolving credit loan.

E. SENIOR NOTES OFFERING

     On March 13, 1998, the Company sold $100,000 of Senior Notes due March 15, 2008, resulting in net proceeds of approximately $96,150. The Notes have an annual coupon rate of 8% and are redeemable at the Company's option, in whole or in part, on or after March 15, 2003 at certain preset redemption prices. In addition, at any time prior to March 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes at 108% of par with the proceeds of one or more public equity offerings. Interest on the Senior Notes is payable semiannually on March 15 and September 15 of each year beginning on September 15, 1998. There are no sinking fund requirements.

     From September 14, 1998, until the completion of a registered exchange offer to existing noteholders, the Senior Notes bear interest at 8.5%. The offer is expected to be completed within 45 days following the effectiveness of the Company's related registration statement.

     The Notes Indenture contains covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined therein) to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, create liens, engage in transactions with stockholders and affiliates, sell assets and, with respect to the Company, engage in mergers and consolidations.

F. GENERAL ELECTRIC COMPANY INVESTMENT

     In October 1999, General Electric Company ("GE") completed an investment in the Company of $20,554. In exchange for the investment, GE received 761,250 shares of the Company's newly-created Series A Stock convertible at any time into 3,045,000 shares of Company Common Stock (subject to adjustment). GE also received a Warrant (the "Initial Warrant") to purchase an additional 1,000,000 shares of Company Common Stock (subject to adjustment), which is immediately exercisable at $.01 per share. GE has been a holder of

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

535,887 shares of Company Common Stock since the Company's initial public offering in 1995. The Series A Stock, Common Stock issuable on exercise of the Initial Warrant, and the Common Stock held by GE represent (after giving effect to the shares issued on exercise of the Initial Warrant) approximately 18.8% of the voting power and equity ownership of the Company. The proceeds of the transaction were applied principally to the reduction of short-term liabilities and outstanding amounts under the Company's Bank Credit Facility.

     The Series A Stock has a liquidation preference of $27 per share, plus an amount equal to 8% per annum compounded annually from the date of issuance to the date of payment. The Company is required to redeem any shares of Series A Stock which have not been converted or retired on September 30, 2010. In addition, GE may, by notice, require the Company to redeem the outstanding Series A Stock, within one year following either September 30, 2004, or the occurrence of certain corporate events.

     If the Company fails to maintain certain financial ratios over certain measurement periods, GE will have the right to acquire a combination of subscription rights to additional shares and proxies with respect to shares voted by certain officers of the Company, giving GE the ability to obtain the majority of the voting power of the Company. The first measurement period was the six months ended December 31, 1999. Thereafter, the measurement periods are the six months ending on the last day of each successive fiscal quarter until September 30, 2010.

     The basis for GE's additional rights will be the failure of the Company to maintain a 2.0 to 1.0 ratio of EBITDA to Interest Expense over the applicable measurement periods. Under the terms of the transaction, EBITDA consists of net earnings, plus interest expense, plus depreciation and amortization, plus income taxes, less extraordinary gains and gains from asset sales plus extraordinary losses and losses from asset sales. Interest Expense consists of interest expense (net of interest income) calculated in accordance with generally accepted accounting principles, but excludes amortization of deferred financing costs up to a maximum of $125 in any fiscal quarter. The ratio for the six months ended December 31, 1999, was 1.9 to 1.0 (1.61 to 1.0 for the quarter ended September 30, 1999 and 2.23 to 1.0 for the quarter ended December 31,
1999) and, therefore, the "First Occurrence" has taken place.

     There is no contractual effect of the First Occurrence other than to make a "Second Occurrence" possible in the following measurement periods. If the Company maintains a 2.0 to 1.0 ratio in the three fiscal quarters immediately prior to the measurement period in which a failure occurs, a Second Occurrence or "Third Occurrence," as the case may be, would not be effective.

     A Second Occurrence would: (i) give GE the ability to vote the number of shares currently voted by the Chief Executive Officer ("CEO") of the Company, approximately 3.9 million shares, (ii) give GE the option to purchase shares from the CEO and the President of the Company which, together with the shares owned by GE, would represent 25% of the voting power of the Company, and (iii) require the Company to grant GE an additional warrant to purchase shares, at the then current market price, presently approximating 197,762 shares. The ability to vote the shares, purchase shares or obtain the warrant would be dependent upon compliance with antitrust laws. GE is not required to purchase additional shares of the Company. If GE obtains approval and obtains in excess of 35% of the voting power of the Company, the terms of the Indenture relating to the Company's Senior Notes would require that the Company offer to repurchase the $100,000 principal amount of outstanding Senior Notes due 2008 at a price of 101% of the principal amount thereof, plus accrued interest, and the Company's banks will have the ability to demand payment of the Bank Credit Facility. Upon a Third Occurrence, GE would have the right to vote shares currently voted by the President and be granted a warrant to purchase (at the then current market price) additional shares of Common Stock sufficient in number to give GE 50% plus one vote of the voting power of the Company.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

G. RELATED PARTY TRANSACTION

     Pursuant to a loan agreement dated October 8, 1998, between the Company and its Chairman and Chief Executive Officer (the "CEO"), the Company loaned $9,000 to its CEO for a one-year term at an interest rate of 8%. The loan was made following approval by the Company's Board of Directors. The proceeds of the loan were used by the Company's CEO to reduce the outstanding principal balance of a margin account loan, which is secured by 2,053,070 shares of the Company's Common Stock owned by the CEO and a related entity. In connection with the loan, the Company's Board of Directors asked for and received the CEO's agreement to extend the term of his employment agreement to December 31, 2003. The loan agreement prohibits the CEO from encumbering his shares of the Company's Common Stock in any manner except pursuant to the existing agreements governing the CEO's margin account, without the consent of the Company's Board of Directors.

     The CEO has paid accrued interest of $720 on the loan through October 6, 1999. The principal on the loan was due on October 6, 1999. On January 25, 2000, the Board agreed that Mr. Hellman would not be required to repay the loan until October 6, 2000. However, if the price of the Company's Common Stock reaches $12 per share (a level which the directors believe would permit repayment of the CEO's margin loan and refinancing with another lender), the Board and the CEO will discuss earlier repayment of all or a portion of the loan. The directors have informed the CEO that the Company may require immediate payment of the loan if the Company requires the payment to prevent an unacceptable strain on cash resources.

H. SPECIAL CHARGES AND TERMINATED EQUIPMENT CONTRACTS

     At December 31, 1999, the Company had a special charges accrual principally related to the execution of the Company's fiscal 1999 plans related to its shift in strategic direction intended to accelerate and intensify the Company's focus on its metal halide products. The fiscal 1999 special charges related to: limiting Pacific Rim expansion; changing global lamp manufacturing strategy; restructuring marketing operations in North America and Europe; accelerating an exit from noncore product lines; reducing excess overhead including staffing reductions; consolidating an equipment manufacturing operation into the Company's Solon, Ohio facility and significantly reducing the size of the operation; and reducing capital expenditures. All actions required by the plans are expected to be substantially completed by March 31, 2000. The amounts the Company will ultimately incur may change as the Company's plans are executed and actions are completed.

     Details of the activity in the remaining accruals related to the fiscal 1999 special charges for the six months ended December 31, 1999 are summarized as follows:

                                                            BALANCE AS OF
                                                              JUNE 30,       CHARGES     BALANCE AS OF
               DESCRIPTION                  CASH/NONCASH        1999         UTILIZED    DEC. 31, 1999
               -----------                  ------------    -------------    --------    -------------
Lease/contract cancellations                Cash/Noncash       $3,689         $1,418        $2,271
Staffing reductions                         Cash/Noncash          681            296           385
Program cancelation                                 Cash          128             83            45
Terminate management benefit program        Cash/Noncash           86             83             3
Shut-down costs of facilities                       Cash           78             73             5
Write-off long-lived assets                 Cash/Noncash           49             49            --
Other                                               Cash          143             93            50
                                                               ------         ------        ------
                                                               $4,854         $2,095        $2,759
                                                               ======         ======        ======

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

     The special charges for fiscal 1999 included costs related to the actions described above and also include $2,981 related to the wind-down of portable fixture manufacturing operations, which are described in Note I "Discontinued Operations Subsequently Retained." Total special charges for the six-months ended December 31, 1999 of $17,081 are classified in the consolidated statement of operations as cost of sales ($808) and special charges ($16,273).

     In conjunction with limiting its Pacific Rim expansion, the Company terminated production equipment contracts related to the completion of four lamp manufacturing equipment groups. Accordingly, in the second quarter of fiscal 1999, the Company reversed previously recognized sales of $14,961 and cost of sales of $6,413 related to these contracts, which were accounted for under the percentage-of-completion method.

I. DISCONTINUED OPERATIONS SUBSEQUENTLY RETAINED

     Microsun Technologies, Inc. ("Microsun") was identified in March 1998 for disposition through a plan to distribute to ADLT shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, the Company concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. At June 30, 1999, the plan of wind-down had been accomplished, the manufacturing facilities closed and substantially all assets had been disposed. Accordingly, there were no remaining discontinued operations accrued losses associated with Microsun at June 30, 1999.

     In October 1999, management decided, with the approval of the Board of Directors, to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of the Company's continuing operation. The decision to retain the business was based on management's belief that, among other reasons, the market demand for Microsun products remains substantial; the market potential will be expanded as the Microsun portable lighting fixtures will be marketed and sold along with other existing lines of products for residential use in an e-commerce format ("Microsun.com"); and the Microsun business will use the fulfillment capabilities and infrastructure of existing ADLT businesses.

     In retaining the Microsun business, the Company concentrates on assembling fixtures produced by subcontractors, thereby eliminating the need for the machinery, equipment and facilities that were used in the previous operation. The assembly process is performed at existing ADLT businesses utilizing existing facilities and operations. The Company utilizes the customer service systems and personnel of an existing ADLT business, as well as the Internet at , to receive, process and fill orders. Therefore, the Microsun business has been retained but without the use of the manufacturing processes or assets used in the previous operations.

     In accordance with the accounting requirements for recontinuance, the accompanying financial statements have been reclassified to present Microsun within continuing operations. The net amount charged to the income statement consisted of the following:

                                                                    PERIODS ENDED
                                                                  DECEMBER 31, 1998
                                                              --------------------------
                                                              THREE MONTHS    SIX MONTHS
                                                              ------------    ----------
Reclassification of discontinued operations to continuing
  operations................................................    $ 4,626         $5,479
Discontinued operations provision...........................     (6,166)        (6,166)
                                                                -------         ------
Recontinuance of previously discontinued operations.........    $(1,540)        $ (687)
                                                                =======         ======

     The $4,626 reclassified to continuing operations for the three months ended December 31, 1998 consisted of a loss from operations of $1,645; write-downs to net realizable value of $2,844 in connection with the decision in

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

November 1998 to wind-down the Microsun business related to fixed assets ($1,449) and other assets ($1,395); and costs related to lease/contract cancellations of $137. These costs and write-downs are classified in special charges. The $5,479 reclassified to continuing operations for the six months ended December 31, 1998, consisted of a loss from operations of $2,498 and write-downs of $2,981.

J. CONTINGENCY

     In April and May 1999, three class action suits were filed in the United States District Court, Northern District of Ohio, by certain alleged shareholders of the Company on behalf of themselves and purported classes consisting of Company shareholders, other than the defendants and their affiliates, who purchased stock during the period from December 30, 1997 through September 30, 1998 or various portions thereof. A First Amended Class Action Complaint, consolidating the three lawsuits, was filed on September 30, 1999, and the action is now pending before a single judge. The named defendants in the case - styled In re Advanced Lighting Technologies, Inc. Securities Litigation, Master File No. 1:99CV836, pending before the United States District Court, Northern District of Ohio - are the Company and its Chairman and Chief Executive Officer.

     The First Amended Class Action Complaint alleges generally that certain disclosures attributed to the Company contained misstatements and omissions alleged to be violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5, including claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to the Company's financial performance and prospects and alleged violations of generally accepted accounting principles by, among other things, improperly recognizing revenue and improper inventory accounting. The Complaint seeks certification of the purported class, unspecified compensatory and punitive damages, pre- and post-judgment interest and attorneys' fees and costs.

     The Company and the CEO believe that these claims lack merit and on November 15, 1999, the Company and CEO filed a Motion to Dismiss the Complaint. The Company and the CEO intend to continue to vigorously defend against these actions.

K. EARNINGS PER SHARE

     The following table summarizes the basic and diluted per share computations for income (loss) from continuing operations and net income (loss) for the three and six month periods ended December 31, 1999 and 1998:

                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                       DECEMBER 31,           DECEMBER 31,
                                                    -------------------    -------------------
                                                     1999        1998       1999        1998
                                                    -------    --------    -------    --------
Income (loss) from continuing operations before
  cumulative effect of accounting change..........  $   980    $(38,432)   $   198    $(39,103)
Less: Preferred shares accretion..................     (603)         --       (603)         --
                                                    -------    --------    -------    --------
Income (loss) from continuing operations before
  cumulative effect of accounting change
  attributable to common shareholders.............  $   377    $(38,432)   $  (405)   $(39,103)
                                                    =======    ========    =======    ========
Net income (loss).................................  $   980    $(39,972)   $   198    $(42,233)
Less: Preferred shares accretion..................     (603)         --       (603)         --
                                                    -------    --------    -------    --------
Net income (loss) attributable to common
  shareholders....................................  $   377    $(39,972)   $  (405)   $(42,233)
                                                    =======    ========    =======    ========

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                               DECEMBER 31, 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                       DECEMBER 31,           DECEMBER 31,
                                                    -------------------    -------------------
                                                     1999        1998       1999        1998
                                                    -------    --------    -------    --------
Weighted average shares -- Basic:
  Outstanding at beginning of period..............   20,302      20,215     20,278      20,190
  Issued in acquisitions..........................       40           2         20           1
  Issued for exercise of stock options............       --          --         --          17
  Issued pursuant to employee stock purchase
     plan.........................................        4           5          7           7
  Issued pursuant to 401(k) plan..................        5          --         13          --
                                                    -------    --------    -------    --------
          Weighted average shares -- Basic........   20,351      20,222     20,318      20,215
                                                    =======    ========    =======    ========
Weighted average shares -- Diluted:
  Basic from above................................   20,351      20,222     20,318      20,215
  Effect of warrant issued........................      946          --        473          --
  Effect of stock options.........................       --          --          9          --
                                                    -------    --------    -------    --------
          Weighted average shares -- Diluted......   21,297      20,222     20,800      20,215
                                                    =======    ========    =======    ========
Earnings (loss) per share attributed to common
  shareholders -- Basic
  Income (loss) from continuing operations before
     cumulative effect of accounting change
     attributable to common shareholders..........  $   .02    $  (1.90)   $  (.02)   $  (1.93)
  Recontinuance of previously discontinued
     operations...................................       --        (.08)        --        (.04)
  Cumulative effect of change in accounting for
     start-up costs...............................       --          --         --        (.12)
                                                    -------    --------    -------    --------
  Net income (loss) attributable to common
     shareholders -- diluted......................  $   .02    $  (1.98)   $  (.02)   $  (2.09)
                                                    =======    ========    =======    ========
Earnings (loss) per share attributed to common
  shareholders -- Diluted
  Income (loss) from continuing operations before
     cumulative effect of accounting change
     attributable to common shareholders..........  $   .02    $  (1.90)   $  (.02)   $  (1.93)
  Recontinuance of previously discontinued
     operations...................................       --        (.08)        --        (.04)
  Cumulative effect of change in accounting for
     start-up costs...............................       --          --         --        (.12)
                                                    -------    --------    -------    --------
  Net income (loss) attributable to common
     shareholders -- diluted......................  $   .02    $  (1.98)   $  (.02)   $  (2.09)
                                                    =======    ========    =======    ========

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THIS EXCHANGE OFFER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    4
Incorporation of Certain Documents by
  Reference...........................    4
Summary...............................    6
Risk Factors..........................   16
Background of the Company.............   23
Use of Proceeds.......................   25
Capitalization........................   26
Selected Financial Data...............   27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   30
Business..............................   52
Management............................   76
Certain Transactions..................   79
Certain Holders of Voting
  Securities..........................   83
Description of Certain Indebtedness...   85
The Exchange Offer....................   85
Description of the New Notes..........   93
Description of the Old Notes..........  117
Certain United States Federal Income
  Tax Considerations..................  117
Plan of Distribution..................  118
Legal Matters.........................  119
Independent Auditors..................  119
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               ADVANCED LIGHTING
                               TECHNOLOGIES, INC.

                                 ADVANCED LOGO

                             OFFER TO EXCHANGE ITS
                          8.00% SENIOR NOTES DUE 2008
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                       FOR ANY AND ALL OF ITS OUTSTANDING
                          8.00% SENIOR NOTES DUE 2008
                          ---------------------------

                                   PROSPECTUS
                          ---------------------------
                                            , 2000

------------------------------------------------------
------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 1701.59 of the Ohio Revised Code, which eliminates the personal liability in damages of a director for violations of the director's fiduciary duty, except if it is proved by clear and convincing evidence that his action or failure to act involved acts or omissions undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code (providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets).

     Reference is made to Section 1701.13 of the Ohio Revised Code, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the name of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, code of regulations, disinterested director vote, shareholder vote, agreement or otherwise.

     Reference is made to Article Seven of the Code of Regulations (by-laws) of the Company contained in Exhibit 3.2 hereto which provides for the indemnification of directors and officers to the fullest extent permitted by Ohio law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
4.1       Indenture dated as of March 18, 1998 between the Registrant and The Bank of New York, as trustee (incorporated by
          reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1998).
4.2       Registration Rights Agreement, dated as of March 18, 1998, between the Registrant and Morgan Stanley & Co.
          Incorporated.*
4.3       Form of Security for 8% Senior Notes due 2008 originally
          issued by Advanced Lighting Technologies, Inc. on March 18,
          1998.*
4.4       Form of Security for 8% Senior Notes due 2008 to be issued by Advanced Lighting Technologies, Inc. and registered under the Securities Act of 1933.*
4.5       First Supplemental Indenture dated September 25, 1998
          between Advanced Lighting Technologies, Inc. and the Bank of
          New York amending the Indenture dated March 18, 1998
          (Incorporated by reference to Exhibit 4.1 to the Company's
          Quarterly Report on Form 10-Q/A for the Quarterly Period
          ended December 31, 1998).
5.1       Opinion of Cowden, Humphrey & Sarlson Co., L.P.A.*
5.2       Opinion of Brown & Wood LLP.*
12        Statement re computation of ratio of earnings to fixed
          charges.
23.1      Consent of Ernst & Young LLP, Independent Auditors.
23.2      Consent of Cowden, Humphrey & Sarlson Co., L.P.A. (included in Exhibit 5.1).
23.3      Consent of Brown & Wood LLP (included in Exhibit 5.2).
23.4      Consent of Grant Thornton LLP, Independent Auditors.
24        Powers of Attorney.*
24.1      Powers of Attorney of New Directors
25        Statement of eligibility of trustee.*

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
99.1      Form of Letter of Transmittal.*
99.2      Form of Notice of Guaranteed Delivery.*
99.3      Form of Exchange Agent Agreement.*

---------------
* Previously filed

(b) Financial Statement Schedules.

     Schedules have been omitted since the information is not applicable, not required or is included in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT (FORM S-4, NO. 333-58609) TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEVELAND, STATE OF OHIO, ON APRIL 24, 2000.


                                        ADVANCED LIGHTING TECHNOLOGIES, INC.


                                        By:          /s/ ALAN J. RUUD

                                           -------------------------------------

                                               Alan J. Ruud


                                             President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----

              /s/ Wayne R. Hellman                Chief Executive Officer and         April 24, 2000
------------------------------------------------  Director
                Wayne R. Hellman

             /s/ Nicholas R. Sucic                Chief Financial Officer, Vice       April 24, 2000
------------------------------------------------  President and Treasurer (Chief
               Nicholas R. Sucic                  Accounting Officer)

              /s/ Francis H. Beam                 Director                            April 24, 2000
------------------------------------------------
                Francis H. Beam*

               /s/ John E. Breen                  Director                            April 24, 2000
------------------------------------------------
                 John E. Breen*

              /s/ John R. Buerkle                 Director                            April 24, 2000
------------------------------------------------
                John R. Buerkle*

             /s/ Theodore A. Filson               Director                            April 24, 2000
------------------------------------------------
              Theodore A. Filson*

               /s/ Louis S. Fisi                  Director                            April 24, 2000
------------------------------------------------
                 Louis S. Fisi*

               /s/ Susuma Harada                  Director                            April 24, 2000
------------------------------------------------
                 Susuma Harada*

               /s/ Thomas K. Lime                 Director                            April 24, 2000
------------------------------------------------
                Thomas K. Lime*

                /s/ Alan J. Ruud                  Director                            April 24, 2000
------------------------------------------------
                 Alan J. Ruud*

             /s/ A Gordon Tunstall                Director                            April 24, 2000
------------------------------------------------
               A Gordon Tunstall*

* The undersigned, by signing his name hereto, does hereby execute this Amendment No. 4 to the
  Registration Statement on behalf of the above indicated officers and directors of Advanced Lighting
  Technologies, Inc., pursuant to Powers of Attorney executed by each such officer and director appointing the undersigned as attorney-in-fact and filed with the Securities and Exchange
  Commission.



                                          By: /s/ WAYNE R. HELLMAN

                                            ------------------------------------

                                            Wayne R. Hellman

                                            Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
4.1       Indenture dated as of March 18, 1998 between the Registrant and The Bank of New York, as trustee (incorporated by
          reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1998).
4.2       Registration Rights Agreement, dated as of March 18, 1998, between the Registrant and Morgan Stanley & Co.
          Incorporated.*
4.3       Form of Security for 8% Senior Notes due 2008 originally
          issued by Advanced Lighting Technologies, Inc. on March 18,
          1998.*
4.4       Form of Security for 8% Senior Notes due 2008 to be issued by Advanced Lighting Technologies, Inc. and registered under the Securities Act of 1933.*
4.5       First Supplemental Indenture dated September 25, 1998
          between Advanced Lighting Technologies, Inc. and the Bank of
          New York amending the Indenture dated March 18, 1998
          (Incorporated by reference to Exhibit 4.1 to the Company's
          Quarterly Report on Form 10-Q/A for the Quarterly Period
          ended December 31, 1998).
5.1       Opinion of Cowden, Humphrey & Sarlson Co., L.P.A.*
5.2       Opinion of Brown & Wood LLP.*
12        Statement re computation of ratio of earnings to fixed
          charges.
23.1      Consent of Ernst & Young LLP, Independent Auditors.
23.2      Consent of Cowden, Humphrey & Sarlson Co., L.P.A. (included in Exhibit 5.1).
23.3      Consent of Brown & Wood LLP (included in Exhibit 5.2).
23.4      Consent of Grant Thornton LLP, Independent Auditors.
24        Powers of Attorney.*
24.1      Powers of Attorney of New Directors.
25        Statement of eligibility of trustee.*
99.1      Form of Letter of Transmittal.*
99.2      Form of Notice of Guaranteed Delivery.*
99.3      Form of Exchange Agent Agreement.*
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* Previously filed.